EXHIBIT 99.D

DESCRIPTION OF HUNGARY

DATED SEPTEMBER 22, 2017

FOREIGN EXCHANGE

Except as otherwise specified, all amounts in this report are expressed in Hungarian forints (“forint” or “HUF”), in euro (“euro” or “EUR”) and in U.S. dollars (“USD”). All currency conversions in this report are at the National Bank of Hungary’s (the “NBH”) official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, we have converted certain amounts from forint into USD and/or euro at the average exchange rate for each relevant period or the exchange rate in effect on a given date.

The following table sets forth the forint/USD exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

Table 1: Forint/USD Exchange Rate

	2012	2013	2014	2015	2016
	(HUF per USD)
Year end	220.93	215.67	259.13	286.63	293.69
Average for year	225.37	223.70	232.52	279.46	281.44

Source: NBH

The following table sets forth the forint/euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

Table 2: Forint/EUR Exchange Rate

	2012	2013	2014	2015	2016
	(HUF per EUR)
Year end	291.29	296.91	314.89	313.12	311.02
Average for year	289.42	296.92	308.66	309.90	311.46

Source: NBH

On September 20, 2017, the official middle exchange rates were HUF256.87 = USD1.00, HUF308.42 = EUR1.00 and EUR 0.83 = USD1.00. For information on the convertibility of the forint, see “Monetary and Financial System—Exchange Rate Policy—Foreign Exchange and Convertibility of the Forint.”

Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this report are estimates prepared in accordance with procedures customarily used in Hungary for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this report.

PRESENTATION OF INFORMATION

Unless otherwise indicated, all data in this report are presented for comparison purposes in accordance with the methodology of the International Monetary Fund (the “IMF”) (as set forth in the Manual on Governance Finance Statistics, IMF 1986) (“GFS”). In order to comply with its European Union (“EU”) accession obligations, Hungary produces certain data on the basis of the European System of Accounts 95 (“ESA”). ESA methodology monitors revenues and expenditures on an accrual basis, whereas GFS methodology monitors revenues and expenditures on a cash basis. Under ESA, certain issued state guarantees are reclassified as government debt and increase the deficit. The definition of the general government sector is extended to include certain quasi-governmental institutions.

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OVERVIEW OF HUNGARY

General

Hungary (until December 31, 2011, the country was known as “The Republic of Hungary,” hereinafter referred to as “Hungary”) lies in Central Europe and covers an area of approximately 93,000 square kilometers (“km”). Hungary is bordered by seven countries: Slovakia and Ukraine to the north, Romania to the east, Serbia and Croatia to the south and Slovenia and Austria to the west. The Danube River crosses Hungary, connecting the country with ports on the Black Sea. Hungary has historically been a nexus of social and cultural life and a trade link between Eastern and Western Europe. Hungary’s capital is Budapest.

As of January 1, 2017, the population of Hungary was 9.8 million. Approximately 70.5% of the population lived in urban areas and 1.8 million lived in Budapest, which is the political, administrative, cultural and commercial center of Hungary. While approximately 84% of the population is Magyar, there are minorities of Armenian, Bulgarian, Croat, German, Greek, Polish, Roma, Romanian, Ruthenian, Serb, Slovak, Slovenian and Ukrainian ethnicity.

The following table sets forth certain information with respect to the population growth rate in Hungary for the periods indicated:

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Table 3: Population Growth Rate

	2012	2013	2014	2015	2016	2017(1)
Population (in thousand persons)	9,932	9,909	9,877	9,856	9,830	9,798
Increase (decrease) in population (%)	(0.5)	(0.2)	(0.3)	(0.2)	(0.3)	(0.3)

Source: Hungarian Central Statistical Office (“CSO”)

Notes:—

(1)	Preliminary data.

The following table sets forth the age distribution for the population of Hungary for the periods indicated:

Table 4: Age Distribution of the Population of Hungary

	2012	2013	2014	2015	2016	2017(1)
	(Number of persons)
0-14	1,440,290	1,430,865	1,425,816	1,427,186	1,424,448	1,422,865
15-64	6,815,721	6,776,258	6,719,738	6,664,153	6,609,458	6,546,470
65+	1,675,914	1,701,675	1,731,811	1,764,232	1,796,579	1,828,226

Source: CSO

Notes:—

(1)	Preliminary data.

Political System

Transformation and New Constitution

Immediately after World War II, Hungary was governed by a “grand coalition” of Hungarian political parties. By 1948, however, all non-communist parties had been abolished with the support of the Soviet Union. The Hungarian Socialist Workers’ Party dominated all facets of government until 1990.

During the late 1980s, the political system in Hungary changed dramatically. On October 23, 1989, Hungary was proclaimed a republic and, to signify the country’s change in status to a free democratic state, Hungary’s name was changed from the “Hungarian People’s Republic” to the “Republic of Hungary.” Also in 1989, the Hungarian constitution was substantially amended to its current form. Under this new constitution, Hungary instituted a multi-party democratic government, making it one of the first formerly communist countries in Central and Eastern Europe to undertake democratic reforms. Non-communist political parties were established in 1989 and, in 1990, Hungary held multi-party elections for the first time since 1947.

On April 18, 2011, Parliament adopted the Fundamental Law of Hungary as the new constitution of Hungary (“New Constitution” or, if referring to any constitution in effect at the time, the “Constitution”). The New Constitution was promulgated on April 25, 2011 and went into effect on January 1, 2012. The major developments of the New Constitution included, inter alia, the following:

•	the new name of the country, which is “Hungary”;

•	the notion of a “Cardinal Act,” which may only be passed, modified or repealed by the votes of two-thirds of the present Members of Parliament;

•	the principle of balanced, transparent and sustainable management of the budget, which principle will be enforced primarily by Parliament and the Government;

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•	the notion of autonomous regulatory organizations, which will be established by a Cardinal Act of Parliament;

•	the main responsibilities of the Constitutional Court;

•	the function of the Commissioner for Fundamental Rights;

•	the framework rules for public finances;

•	limitations on the level of government debt; and

•	the fundamental rules for the responsibilities and composition of the Budgetary Council and rules for the appointment of its president.

Aimed at the balanced, transparent and sustainable management of the budget, the New Constitution sets certain general rules for public finances.

Under the New Constitution, Parliament will not be entitled to adopt an Act on the central budget that would result in the level of government debt exceeding 50% of the gross domestic product. Furthermore, in the course of implementation of the central budget, it will not be allowed to draw a loan or undertake a financial obligation on behalf of Hungary that results in a level of government debt exceeding 50% of the gross domestic product.

The New Constitution includes certain exemptions and transitional rules in effect until the level of government debt is reduced to the above-mentioned limit.

Upon the occurrence of a “special legal order,” Parliament and the Government are entitled to deviate from the limitations described above to the extent necessary to mitigate the effects of the events and circumstances triggering the special legal order, or, in the event of a significant and enduring national economic recession, to the extent necessary to restore the balance of the national economy. “Special legal order” means a state of national crisis, state of emergency, state of preventive defense, event of unexpected attack or state of danger.

Until the level of government debt falls below 50% of gross domestic product, Parliament is obligated to adopt an Act on the central budget that provides for a decrease of the ratio of government debt to gross domestic product. Until the level of government debt falls below 50% of gross domestic product, in the course of implementation of the central budget, Parliament is not allowed to draw a loan or undertake a financial obligation on behalf of Hungary that would result in an increase of the ratio of government debt to gross domestic product from the previous calendar year.

As long as the government debt exceeds 50% of the gross domestic product, the Constitutional Court may, within its competence pursuant to the respective provisions of the New Constitution, review Acts on (i) the central budget; (ii) implementation of the central budget; (iii) central taxes; (iv) stamp duties and contributions; (v) customs duties; and (vi) the central requirements related to local taxes for the conformity, of each of the foregoing, with those aspects of the New Constitution relating to rights to life and human dignity, to the protection of personal data, to the freedom of thought, conscience and religion, or in connection with the rights related to Hungarian citizenship, and the Constitutional Court may only annul these Acts for violation of these rights. Acts governing the above matters may be annulled by the Constitutional Court without restriction if the procedural requirements laid down in the New Constitution for the creation and publication of such rules of law have not been complied with.

The method for calculating government debt and gross domestic product and the rules for implementation of the government debt limitations mentioned above are determined in an Act of Parliament.

The New Constitution prescribes that Cardinal Acts of Parliament will regulate the burden of public finances; the fundamental rules of the pension system; the establishment of autonomous regulatory organs; the detailed rules of the responsibilities, organization and operation of the Constitutional Court; the detailed rules of the operation of the Budgetary Council; and the method for calculating the level of government debt and gross domestic product.

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The New Constitution provides for a constitutional basis for the operation of the Budgetary Council and enhances the current statutory provisions applicable to the Council.

Subsequent to the adoption of the New Constitution, five amendments to the new Constitution were adopted, the last two of them each in 2013.

As a reaction to several decisions of the Constitutional Court, the fourth amendment to the New Constitution (“Fourth Amendment”) was adopted by Parliament on March 11, 2013. The Fourth Amendment is intended, inter alia, to implement several of the Transitional Provisions of the New Constitution that were annulled by the Constitutional Court, such as the competence of Parliament to recognize religious groups as churches and the limitation of political advertising. Pursuant to the Fourth Amendment, any political advertising may be broadcast on radio or television channels free of charge and, during the campaign period preceding the national and European parliamentary elections, solely via the public radio and television channels. It therefore eliminated mandatory campaign silence and the prohibition on publishing poll numbers on and before the election day. The Fourth Amendment does not include a pre-registration requirement regarding parliamentary elections, in compliance with the previous decision of the Constitutional Court.

Furthermore, the Fourth Amendment narrowed the competence of the Constitutional Court by providing that the Constitutional Court would only undertake a review of the constitutionality of provisions of law brought before it and would not be entitled to extend its review to other provisions not challenged, unless those provisions have a close and substantial connection with a provision of law under review.

In accordance with the Fourth Amendment, decisions of the Constitutional Court that predate the date that the New Constitution went into effect were annulled; however, the legal consequences upon parties to the cases that produced such decisions are not affected.

In compliance with the Fourth Amendment, on July 5, 2013 the Parliament adopted an Act on the amendment of certain laws in connection with the Fourth Amendment of the New Constitution. This Act modifies the authority of the Constitutional Court and implements new control functions of the Constitutional Court, such as preliminary control and—if initiated within 30 days by the Government, 25% of the Members of Parliament, the President of the Curia, the General Prosecutor or the parliamentary commissioner—subsequent control of laws according to the New Constitution or any amendments thereto. Furthermore, the Act provides for preliminary constitutional review of normative decrees to ensure constitutional review of the operating rules of Parliament (including technical details of submissions, interpellations, and voting), irrespective of the legal source of such rules.

The fifth amendment to the New Constitution was adopted on September 16, 2013 and provides the constitutional basis for the proposed merger of central bank functions and financial supervisory authority functions, as well as elimination of the Hungarian Financial Supervisory Authority (the “HFSA”).

On June 7, 2016, the Parliament adopted the Sixth Amendment to the New Constitution, which enables a two-thirds majority of the Members of Parliament present to declare a state of terrorism threat for a fixed term at the initiative of the government of Hungary (the “Government”) in the event of a significant and direct threat of a terrorist attack or in the event of an actual terrorist attack. Upon the authorization of the Parliament, the Hungarian Government may pass decrees by virtue of law, which it may suspend the application of certain laws, may depart from effective statutory regulations and may adopt other extraordinary measures.

President

The President of Hungary is the head of the state, elected by Parliament for a term of five years. The President may, but need not, be elected from the members of Parliament (but cannot be both President and a member of Parliament at the same time). The President may be re-elected only once. The President’s authority is limited. Most actions taken by the President require the countersignature of the Prime Minister or the appropriate minister. As of January 1, 2012, the main powers of the President include:

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•	representing the nation as head of state;

•	acknowledging the binding force of international treaties and agreements with prior authorization given by Parliament[1];

•	attending and addressing any session of Parliament;

•	acting as commander-in-chief of the armed forces;

•	setting the date for Parliamentary and local elections;

•	initiating certain measures in Parliament;

•	initiating referenda;

•	appointing and removing, among others, the President and Vice-Presidents of the NBH; and

•	granting pardons.

A regular presidential election was held in August 2010, when Mr. Pál Schmitt was elected as President. Mr. Pál Schmitt resigned on April 2, 2012. Pursuant to certain constitutional rules, Mr. László Kövér, as the Chairman of Parliament, acted as provisional acting president from April 2, 2012 until May 10, 2012. On May 2, 2012, Parliament elected Mr. János Áder as President and he took office on May 10, 2012. He was reelected on March 13, 2017. The next presidential election is expected to be held in 2022.

Government

The Government consists of the Prime Minister and other ministers forming the Cabinet (currently twelve ministers, including one deputy prime minister without portfolio and a minister without portfolio). The Government is charged with the executive function of Hungary and with proposing legislation to Parliament. The Prime Minister and the Government’s program is approved by a simple majority vote of Parliament. The Prime Minister is nominated by the President of Hungary and elected by Parliament to serve for four years. If the Prime Minister loses his or her office for any reason, such as resignation, death or removal through a no-confidence vote, and the Government therefore loses its mandate, a new Prime Minister would be elected by Parliament with a mandate that expires after the next general election. The other ministers are nominated by the Prime Minister and appointed and removed by the President. There is one substitute prime minister nominated by the Prime Minister, who would replace the Prime Minister if he or she loses office by reason of death, loss of voting right or conflict of interest. On June 6, 2014, the current Government was formally inaugurated. In the current governmental structure, the Minister for National Economy is responsible for public finances.

Parliament

The single-chamber Hungarian Parliament is the country’s supreme legislative body. Parliament elects the President, the Prime Minister, the members of the Constitutional Court, the President and Vice-Presidents of the State Audit Office, the President of the Supreme Court and the Attorney General. See “Recent Political Developments.”

Members of Parliament are elected by popular vote to four-year terms. Elections are held using a combination of individual constituency voting (the candidate receiving the most votes in a particular district being elected from that district) and proportional voting (parties receiving at least 5% of the popular vote proportionally divide a fixed number of seats). Hungary last held Parliamentary elections in April 2014. The next Parliamentary elections are scheduled to be held in 2018. See “Recent Parliamentary Elections.”

[1]	Until December 31, 2011, the President was entitled to conclude international treaties and agreements on behalf of Hungary; however, agreements that were legislative in character still required the prior consent of Parliament.

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On April 16, 2012, Parliament adopted the Act on Parliament, which changed the operation of Parliament, the rules of Parliamentary Members’ remuneration and the rules regarding conflicts of interest.

On April 8, 2013 the Parliament of Hungary adopted the Election Procedures Act, which eliminated pre-registration rules that had been ruled unconstitutional. In accordance with a decision of the Constitutional Court, Hungarian residents may participate in elections without prior registration, and non-resident citizens may apply to vote via mail, internet customer portal, or the official elections website; as a result, these citizens could enter the electoral roll from August 1, 2013. The new Election Procedures Act eliminated certain restrictions on political advertising and the prohibition of the publication of poll numbers on and before the election day. The parliamentary elections in 2014 were governed by this new Act.

As of April 6, 2014, pursuant to the Act on the Elections of Members of Parliament of Hungary, the 199 Members of Parliament are elected by general, equal, secret and direct ballot. The system is a mixed and one-round election system.

Judiciary

The Hungarian judiciary consists of the Curia (prior to January 1, 2012, known as the Supreme Court), the county tribunals (prior to January 1, 2012, known as the county courts), the Metropolitan Tribunal of Budapest (prior to January 1, 2012, known as the Metropolitan Court of Budapest), the district courts (prior to January 1, 2013, known as the local courts) and the labor courts. Legislation may provide for special courts to be convened for certain types of cases. Five Courts of Appeal located in Budapest, Pécs, Szeged, Debrecen and Győr have regional jurisdiction. As of January 1, 2012, new special courts were established for public administration cases. The Curia sets guidelines for the judicial process of every court. Resolutions concerning uniformity are binding on all courts. Judges are independent and are subordinate only to the law. District courts have original jurisdiction. The Courts of Appeal, the county tribunals and the Metropolitan Tribunal of Budapest have both original and appellate jurisdiction. The President of Hungary nominates, and Parliament elects, the President of the Curia. The President of the Curia nominates, and the President of Hungary appoints, the Vice-Presidents of the Curia. The President of Hungary also appoints and removes professional (non-arbitration) judges. The President of Hungary may only remove professional judges by following the causes and procedures prescribed by law.

The Constitutional Court is separate from the regular Hungarian judiciary. It decides the constitutionality of legislation and other actions as set forth in the Hungarian Constitution. The Constitutional Court may annul any law or legal measure that it determines to be unconstitutional. Any person may initiate proceedings in the Constitutional Court to address issues within its jurisdiction. The New Constitution includes changes to the main responsibilities of the Constitutional Court. The New Constitution entitles the Constitutional Court to annul a legal rule or a single judgment or to apply other specific legal consequences set forth by Cardinal Act only if such legal rule or judgment is contrary to the Constitution or an international agreement of Hungary. The New Constitution also increases the number of members on the Constitutional Court from 11 to 15 and the term of their mandates from nine years to 12 years. Members and the President of the Constitutional Court are elected by a two-thirds majority of the Members of Parliament, and Members of the Constitutional Court may not be re-elected. In June 2011, Parliament elected four new members of the Constitutional Court, who filled their positions on September 1, 2011.

Legislation facilitating and regulating the market economy is relatively new. Consequently, Hungarian courts are generally less experienced than their Western European counterparts in areas such as securities, banking and commercial law. Parties often refer disputes relating to such matters to the court of arbitration attached to the Hungarian Chamber of Commerce and Industry or to the Permanent Court of Arbitration of Financial and Capital Markets.

On February 11, 2013, Parliament adopted the Act on the New Civil Code (the “New Civil Code”), which went into effect on March 15, 2014. The New Civil Code abolished Act No. 4 of 1959 on Civil Code (the “Old Civil Code”) and introduced major changes to the Old Civil Code, such as broadening its scope to include family law and company law, which previously were regulated by separate Acts. Furthermore, some new types of contracts are specified and regulated by the New Civil Code, such as intermediary (agency)

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contracts, trust asset management contracts, distribution contracts, franchise contracts, factoring contracts and financial lease contracts.

Several transitional provisions govern legal relationships under the Old Civil Code. For example, any legal fact or legal relationship arising or declared after March 15, 2014 (the “Effective Date”) is governed by the New Civil Code. However, for contracts and other engagements concluded before the Effective Date, the Old Civil Code continues to govern any legal fact or legal relationship arising or declared under such contracts or engagements, including those that take place after the Effective Date.

As of the Effective Date, several other Acts took effect in accordance with new institutions introduced by the New Civil Code, including the Act on Asset Managers of Trusts and Rules of Their Activities, an Act that regulates collective investment forms and their managers and an Act that governs registration of collateral or security interests.

Parliamentary Commissioners

On July 11, 2011, Parliament adopted the Act on the Commissioner for Fundamental Rights in compliance with the New Constitution. The Commissioner for Fundamental Rights and his two deputies replaced the former system, in which four Parliamentary Commissioners were primarily tasked with defending the public’s rights vis-à-vis the public administration. The Commissioner and his deputies are not Members of Parliament and are elected by a two-thirds majority of the Members of Parliament for a term of six years. One of the deputies is responsible for safeguarding the constitutional rights and interests of future generations, while the other deputy is responsible for safeguarding the rights of minorities living in Hungary. The Commissioner for Fundamental Rights will have broader responsibility than the former Parliamentary Commissioners and may conduct special proceedings against organizations that are not public bodies (e.g., companies, banks, and social organizations) upon a complaint that such organization seriously violates a fundamental right of a large number of natural persons.

On July 11, 2011, Parliament also adopted the Act on Informational Self-Determination and Freedom of Information. Pursuant to this Act, a new independent authority was established on January 1, 2012: the National Agency for Data Protection and Freedom of Information, which replaced the Data Protection Commissioner’s Office. This Agency is responsible for supervision and facilitation of the enforcement of data protection rights and freedom of information in Hungary, including maintenance of the Data Protection Register and provision of opinions on related legislative proposals and categories of official secrets.

Local Government

Hungary is divided into administrative units, which include the capital (Budapest), counties, cities, towns and villages. Local governments are autonomous, manage local affairs democratically and may set the rates of certain limited local taxes. The Hungarian Constitution grants all local authorities the same fundamental rights; however, the duties and responsibilities of local governments may differ according to national and local legislation. Local governments consist of representative bodies, whose members are elected to five-year terms. Decisions of local authorities may only be revised if they conflict with the Constitution or national legislation. Local government elections were last held on October 12, 2014. See “Local Government Elections.”

On December 19, 2011, the Act on Local Governments of Hungary was adopted by Parliament. Under this Act, which took effect on January 1, 2012, the Government is entitled to supervise local governments through the metropolitan and county government agencies in order to control their lawful operation. The Act introduced certain restrictions relating to debt management of local governments – such as the conclusion of credit or loan agreements and issuance of local government bonds – and required that each funding transaction be approved by the Government. The annual incurrence of debt by local governments is limited to 50% of the revenues of the local government. Such rules of local government debt management have been applicable since the planning and implementation of local government budgets for calendar year 2013.

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Recent Parliamentary Elections

Hungary held Parliamentary elections in April 2014. Nominees of the following parties gained mandates: the Hungarian Socialist Party (“HSP”), the electoral partnership pairing Fidesz-Hungarian Civic Union (“Fidesz”) and the Christian Democrats People’s Party (“CDPP”), Jobbik – Movement for a Better Hungary (“Jobbik”) and LMP – Politics Can Be Different (“LMP”). Fidesz and CDPP formed an alliance before the elections and submitted a joint list of nominees. The following table sets forth the results of the 2014 Parliamentary elections as published by the Hungarian National Election Office (the “NEO”):

Table 5: Results of 2014 Parliamentary Elections

	Number of seats	Share of seats
		(%)
Fidesz	117	58.8
CDPP	16	8.0
HSP	29	14.6
Jobbik	23	11.6
LMP	5	2.5
Independent Representatives	9	4.5
Total	199	100.00

Source: Parliament of Hungary

Table 6: Composition of Parliament as of December 31, 2016

	Number of seats	Share of seats
		(%)
Jobbik	24	12.1
LMP	5	2.5
Fidesz	114	57.3
HSP	29	14.6
CDPP	17	8.5
Independent Representatives	10	5.0
Total	199	100.00

Source: Parliament of Hungary

Table 7: Composition of Parliament as of September 20, 2017

	Number of seats	Share of seats
		(%)
Jobbik	24	12.1
LMP	6	3.0
Fidesz	114	57.3
HSP	28	14.1
CDPP	17	8.5
Independent Representatives	10	5.0
Total	199	100.00

Source: Parliament of Hungary

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Fidesz-CDPP obtained a majority of the Parliamentary seats in the 2014 elections. Fidesz-CDPP formed a government with a total of 133 of the 199 Parliamentary seats. Mr. Viktor Orbán was proposed by the President of Hungary and elected by Parliament to serve as the new Prime Minister.

Recent Political Developments

On October 2, 2016, a national referendum initiated by the Government was held in Hungary on mandatory quotas determined by the migrant resettlement plan of the European Union. The number of valid ballot papers did not reach the validity threshold of the referendum, however 98% of the valid ballot papers contained ‘No’ votes for the mandatory EU migrant quotas.

On September 6, 2017, the European Court of Justice dismissed the actions brought by Slovakia and Hungary against the European Council seeking to avoid accepting refugees under an EU-wide plan to relocate 160,000 refugees from Greece and Italy over two years. Hungary and Slovakia were seeking to have the plan annulled.

Local Government Elections

In localities with more than 10,000 inhabitants and in each district of Budapest, local representatives obtain seats in a mixed election system: in an individual constituency and from a compensatory list. Each voter may vote for only one individual constituency candidate. Each compensatory list is allocated a seat in proportion to the fragmentary votes received.

The Budapest Assembly, formed in October 2014, included the Lord Mayor, 23 district mayors and nine members elected from the Budapest compensatory list. The most recent local government election was held in October 2014. Mr. István Tarlós, who was supported by Fidesz-CDPP, became Lord Mayor of Budapest upon receiving a plurality of the votes (49.1% of all votes). Of the 23 seats for district mayors of Budapest, Fidesz-CDPP candidates won 17 positions; candidates of HSP and other HSP-supported organizations won three positions; and candidates of other organizations won three positions. Of the nine seats from the compensatory list, Fidesz-CDPP gained two mandates, HSP gained three mandates, Jobbik and LMP each gained one compensatory mandate and two independents were elected.

The following table sets forth the composition of the Budapest Assembly following the October 2014 local government elections:

Table 8: Composition of Budapest Assembly (October 2014 results)

	District Mayors and Lord Mayor	Compensatory List	Total

Fidesz-CDPP	18	2	20
HSP	3	3	6
Jobbik	0	1	1
LMP	0	1	1
Other	3	2	5
Total	24	9	33

Source: NEO

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There are 23 mayors of local capital cities in Hungary: 19 mayors were supported by Fidesz-CDPP, one mayor was supported by Fidesz, one mayor was an independent representative and two mayors were backed by other organizations (one mayor was backed by HSP, Demokratikus Koalíció, Együtt, PM and Szegedért, and the other mayor by HSP, Demokratikus Koalíció, Együtt, TVE and ST).

There are 19 counties in Hungary. Fidesz-CDPP obtained at least a simple majority in every county assembly. The total number of representatives in the 19 county assemblies amounts to 385. The total number of representatives supported by Fidesz-CDPP is 225. The total number of representatives supported by HSP, Jobbik and LMP amounts to 50, 81 and 5, respectively. Demokratikus Koalíció supported a total of 19 representatives, and the remaining five representatives were supported by other organizations.

The next local government elections are scheduled to take place in 2019.

European Parliament Elections

The first elections of Hungarian members to the European Parliament were held on June 13, 2004; the second elections of Hungarian members to the European Parliament were held on June 7, 2009; and the third elections of Hungarian members to the European Parliament were held on May 25, 2014. The following table shows the political affiliations of the Hungarian members of the European Parliament after the third elections:

Table 9: Seats in European Parliament of Hungarian Political Parties

Seat
Fidesz-CDPP	12
Jobbik	3
HSP	2
Democratic Coalition	2
Együtt - PM	1
LMP	1

Source: European Parliament

International Relations

Hungary has undertaken an active foreign policy designed to further its integration into the world community and to foster regional peace and economic development. Hungary joined the United Nations organization (the “UN”) in 1955 and is a member of many of its specialized agencies, such as UNESCO, FAO, UNIDO, WHO and WTO (as described below). In 1996, Hungary became a member of the Organization for Economic Co-operation and Development (the “OECD”), which was a decisive step towards integrating with developed nations and obtaining full EU membership. In 1999, Hungary became a full member of the North Atlantic Treaty Organization (“NATO”). Hungary maintains diplomatic relations

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with approximately 165 countries and is a member of a number of international organizations in addition to the UN, OECD, NATO and the EU, including the Global Environment Protection Fund, World Trade Organization (“WTO”), the International Bank for Reconstruction and Development (the “IBRD” or the “World Bank”), the Organization for Security and Co-operation in Europe, the IMF, the Council of Europe, the International Finance Corporation (“IFC”), the Central European Free Trade Agreement (“CEFTA”), the International Development Agency (“IDA”), the Food and Agriculture Organization (“FAO”), the World Health Organization (“WHO”), the European Bank for Reconstruction and Development (“EBRD”), the United Nations Educational Scientific and Cultural Organization (“UNESCO”), the United Nations Industrial Development Organization (“UNIDO”), the European Investment Bank (“EIB”) and the Council of Europe Development Bank (“CEB”). Hungary is also a member of the Central European Initiative, whose membership also consists of Austria, Croatia, the Czech Republic, Italy, Poland, Slovakia and Slovenia. The Central European Initiative addresses mainly issues of regional infrastructure development. Hungary has been a member of the Organization for Security and Co-operation in Europe (formerly referred to as the Conference on Security and Co-operation in Europe) since its formation in 1975 and was admitted to the Council of Europe in 1990.

European Union

Hungary joined the EU on May 1, 2004. After the EU parliamentary elections in October 2014, the Hungarian representatives of the European Parliament assumed the following positions: Lászó Tőkés (Fidesz-CDPP) became vice-chairman for the Committee on Human Rights; Benedek Jávor (Együtt 2014 – Dialogue for Hungary) became vice-chairman for the Committee on Environment, Public Health and Food Safety; István Ujhelyi (HSP) became vice-chairman for the Committee on Transport and Tourism; Andrea Bocskor (Fidesz-CDPP) became vice-chairwoman for the Committee on Culture and Education; and Kinga Gál (Fidesz-CDPP) became vice-chairwoman for the Committee on Civil Liberties, Justice and Home Affairs.

Hungary is entitled to designate one member to the European Commission. The current Hungarian designee to the European Commission is Mr. Tibor Navracsics, who assumed the position of Commissioner for Education, Culture, Youth and Sports on November 1, 2014.

Alongside the development of key areas of the economy, Hungary has implemented and intends to continue implementing development programs and structural reforms to accelerate the convergence process with the EU. The key program is the National Development Plan. The first version of the second National Development Plan, the “New Development Plan,” addressed the allocation of EU funds from 2007 to 2013. On September 7, 2007, the European Commission adopted the New Development Plan, which included seven regional and eight sectoral programs. The financial flows between Hungary and the EU from 2012 to 2016 are discussed under “Public Finance—EU Net Position.”

On July 28, 2010, the Government unveiled a consultative paper on the new Széchenyi Plan, which aimed to revive the Hungarian economy, implement the objectives of the Program of National Cooperation and replace the New Development Plan. The Government focused on two major areas: reducing unemployment and increasing the competitiveness of Hungarian businesses. The scheme, based on European Union funding, guarantees significantly more support for Hungarian small and medium enterprises (“SMEs”) than previously has been available. With this support scheme tailored to private businesses, the core objective of the new Széchenyi Plan is to create one million new jobs in 10 years.

The new Széchenyi Plan launched on January 15, 2011. At the heart of the program are the seven priority areas identified in the consultative paper, which collectively form the foundation of a long-term strategic plan in parallel with the Government’s short-term crisis management program.

The seven main areas of the new Széchenyi Plan are the following:

(1)	the health industry (e.g., remedial and preventive healthcare, rehabilitation, R&D, biotechnology, medical equipment manufacturing and spas);

(2)	the green economy (e.g., renewables, geothermal energy, and biotech R&D);

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(3)	a home-building program;

(4)	development of the business environment (stable economic, business and tax environment);

(5)	science and innovation (R&D spending is aimed to reach 1.5% of gross domestic product (“GDP”) by 2015);

(6)	employment (job creation and increased employment and productivity); and

(7)	the economy of transport and logistics.

By entering the EU, Hungary also became a member of the European Investment Bank.

Hungary plans to become a member of the European Monetary Union in accordance with the Maastricht Treaty. For information about Hungary’s strategy with respect to participation in the Exchange Rate Mechanism and the adoption of the Euro, see “Public Finance—Medium-Term Fiscal Program and the Convergence Program.”

On March 17, 2014, the Hungarian Constitutional Court announced its ruling on a governmental motion requesting interpretation of the New Constitution with respect to the ability to amend foreign exchange denominated mortgage loan contracts of households by legislation. The Constitutional Court ruled that the state may, under exceptional circumstances, be allowed to amend concluded agreements retroactively, provided that the same conditions exist that allow ordinary courts to amend a contract after its conclusion (i.e., an unforeseeable material change of circumstances that arises after conclusion of the contract, and the upholding of such contract with unchanged terms would be harmful to a material and legal interest of any of the contracting parties). As an additional condition, the material change of circumstances should affect a significant part of society. The ruling also emphasized that, while government is entitled, under exceptional circumstances, to propose legislation to amend concluded contracts retroactively, the legal action must be in compliance with the conditions mentioned in the ruling, and the legislator must prove that such conditions exist and create the constitutional basis for the legislation.

In March 2014, the European Commission (the “Commission”) continued infringement procedures, in the form of an additional opinion, regarding exposure to unhealthy levels of PM10 (fine dust) in several regions in Hungary. The Commission was concerned that Hungary is failing to protect citizens from PM10 pollution. Under EU law, Member States have an obligation to limit citizens’ exposure to these particles. The Commission believed that Hungary did not take measures to protect citizens’ health that should have been taken since 2005 and has asked Hungary to take forward-looking, speedy and effective action to keep the period of non-compliance as short as possible. This case is still ongoing and has not yet been referred to the European Court of Justice.

On April 16, 2014, the Commission initiated new infringement procedures against Hungary and requested from Hungary in connection with the competition sector, that Hungary comply with obligations under EU law by modifying legislation that essentially prevents the Hungarian competition authority from sanctioning cartels on agricultural products. As of September 1, 2015, Hungary has modified its legislation in accordance with EU regulation.

On April 10, 2014, the Commission brought Hungary before the Court of Justice of the European Union with regard to Hungarian legislation on the issuing of luncheon, leisure and holiday vouchers. The Commission believes that restrictions introduced by Hungarian legislation are contrary to the fundamental principles of freedom of establishment and the freedom to provide services, which are guaranteed by the Treaty on the Functioning of the European Union and by the Services Directive. On February 23, 2016, the Court of Justice declared that the scheme of Széchenyi leisure card infringed EU Law, and the national regulation of the Erzsébet program on issuance of luncheon vouchers established a monopoly in favor of public bodies. Subsequently the Government announced that they will introduce a new legislation within reasonable time.

On April 24, 2014, the Commission launched infringement proceedings against Hungary in relation to the law that had restricted the construction of large shopping centers (known also as the “plaza ban”) in Hungary. Under Hungarian law the construction of retail spaces over 300 square meters had been banned

13

since January 1, 2012, absent an exception granted by the Ministry for National Economy. The ban expired at the end of 2014, but was replaced on February 1, 2015 with a new regulation that regulates the construction of retail spaces over 400 square meters through a special authorization procedure for such construction.

In July 2014, the Commission started an infringement procedure against eighteen Member states including Hungary in connection with the implementation of the Single European Sky. The Commission requested the Member states, which are members of six different Functional Airspace Blocks (“FABs”), to improve their FABs, which are a common airspace arranged around traffic flows rather than state boundaries. FABs are a crucial step towards a more efficient, less costly and less polluting aviation system in Europe.

In July 2014, the Commission continued an infringement procedure against Hungary concerning mobile payments in which Hungary was requested to respect EU rules on the freedom of establishment and free movement of services regarding mobile payments. Pursuant to the Act of 2011 on national mobile payment organization, the state-owned National Mobile Payment Ltd. was given the exclusive right to operate the national mobile payment system, a platform that service providers would be obliged to use when providing mobile payment intermediation services in connection with some public services (e.g., public parking). The Commission found this new exclusive right to unnecessarily and significantly restrict access to a market that was previously fully open to competition, thereby harming existing investors and dissuading future investors with no appropriate justification. The Commission requested that Hungary take action to fully comply with EU rules.

On April 26, 2017, the Commission launched an infringement procedure against Hungary over amendments to the higher education law approved by the Hungarian Parliament in early April. Such amendment requires foreign colleges and universities to operate in Hungary on the basis of an intergovernmental agreement between and to have a main campus in the foreign country which they are founded. The Central European University is the primarily affected institution, which has an accreditation both in the United States of America and in Hungary, however, it has no campus in the US. The Commission’s concerns are that the regulation does not comply with the freedom to provide services and the freedom of establishment, and also that it is against the right of academic freedom.

On June 14, 2017, the Commission announced a new infringement procedure against Hungary (as well as the Czech Republic and Poland) for non-compliance with its obligations under the 2015 Council Decisions on relocation, in which Member States committed to relocate persons in need of international protection from Italy and Greece. Hungary has not taken any action (not made pledges and not relocated any person) under the relocation scheme.

As of July 13, 2017, the Commission launched an infringement procedure against Hungary for the new law on foreign founded non-governmental organizations adopted by the Hungarian Parliament on June 13, 2017 (the “NGO Law”). The new NGO Law introduces new obligations for certain categories of NGOs receiving annual foreign funding above HUF7.2 million (approx. EUR24,000): to register and label themselves in all their publications, websites and press material as "organizations supported from abroad", and to report specific information about the funding they receive from abroad to the Hungarian authorities. These organizations face sanctions if they fail to comply with the new reporting and transparency obligations. The Commission concluded that these rules breach the EU laws, in particular the right of freedom of association, the free movement of capital and the right to protection of private life and of personal data.

14

THE ECONOMY

Background

The Hungarian economy has undergone a radical transformation since the fall of communism in 1989. As with other post-communist countries in the region, the Hungarian economy during the last 25 years can be characterized by economic dislocation at the beginning of the 1990s, with gradual improvement as reforms were implemented. The highlights of these economic reforms and trends include:

(1)	An ambitious privatization program – the vast majority of Hungary’s large state-owned enterprises have already been privatized. See “Privatization”;

(2)	A shift in exports from countries formerly participating in the Council for Mutual Economic Assistance (“COMECON”) to those of Western Europe and other industrialized countries. Currently, approximately three-quarters of Hungarian exports are to EU markets. See “Balance of Payments and Foreign Trade—Foreign Trade”;

(3)	The ratios of gross and net external debt to GDP declined in the second half of the 1990s, but rose steadily from 2002 to 2009 before declining until 2014; in 2016, gross and net external debt to GDP ratio reached 69.6% and 19.4%, respectively. Meanwhile, the ratio of public sector debt to GDP dropped from 72% in 1996 to 50.6% in 2001, but has increased since 2001, reaching 72.6% in 2016. See “National Debt”;

(4)	According to data adjusted for calendar-day effect (i.e., the effect of a shift in the number of working days within the same given month or quarter), GDP fell by 1.5% in 2012 and grew by 2.2%, 3.9%, 3.1% and 1.9% in 2013, 2014, 2015 and 2016, respectively. GDP increased by 3.8% in the first half of 2017. See “—Recent Economic Performance—Gross Domestic Product”;

(5)	Inflation decreased dramatically from 28.3% at the end of 1995 to 2.3% as of April 2006, partly as a result of the reduction of the VAT rate. The inflation rate (CPI year-on-year) increased to 5.0% in December 2012, mainly as a result of tax increases. The inflation rate dropped to 0.4% in December 2013 and the price level dropped by 0.9% in December 2014 mainly as a result of lower energy and food prices and a significant drop in certain public administered prices; in December 2015, the inflation rate reached 0.9% mainly as a result of increasing food prices and indirect tax hikes, in December 2016 the price level grew by 1.8% mainly as a result of the phasing out of base effects; in August 2017, the inflation rate increased to 2.6%. See “Recent Economic Performance—Inflation”;

(6)	Foreign direct investment (the total amount of capital invested in Hungary from abroad) has generally increased since 1995, reaching EUR104.2 billion cumulatively, as of the end of the second quarter of 2017. During the first half of 2017, the balance of net direct investment amounted to a EUR340.7 million outflow, compared to a EUR447.0 million outflow during the same period in 2016. See “Balance of Payments and Foreign Trade—Foreign Direct Investment”; and

(7)	The general government deficit (according to ESA methodology) as a percentage of GDP reached 2.3% in 2012, grew slightly to 2.6% in 2013 and declined slightly to 2.1% in 2014 and to 1.6% in 2015 and increased slightly to 1.8% in 2016.

Recent Economic Performance

The following table sets out certain macroeconomic statistics regarding Hungary for the periods indicated:

Table 10: Selected Macroeconomic Statistics

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	For the year ended December 31,
	2012	2013	2014	2015	2016(1)	First quarter of 2017(1)		Second quarter of 2017(1)
Economic Data(2)
Nominal GDP (HUF billions)	28,660.5	30,127.3	32,400.1	33,999.0	35,005.4	8,286.0		9,313.6
Real GDP (growth in %)(3)	(1.5)	2.2	3.9	3.1	1.9	3.8		3.7
Real exports (growth in %)	(1.8)	4.2	9.8	7.7	5.8	9.4		3.5
Real imports (growth in %)	(3.5)	4.5	10.9	6.1	5.7	10.0		5.1
Rate of unemployment (%)	11.0	10.2	7.7	6.8	5.1	4.5		4.3
Consumer prices (growth in %)	5.7	1.7	(0.2)	(0.1)	0.4	2.6	(4)	2.3	(5)
Producer prices (growth in %)	4.3	0.7	(0.4)	(0.9)	(1.7)	3.5	(4)	3.2	(5)
State Budget; Public and External Debt(6)
State budget surplus/(deficit) (HUF billions)	(509.9)	(821.5)	(756.5)	(1,224.7)	(542.3)	(198.1	)(9)	(911.2	)(7)
as a % of GDP	(1.8)	(2.7)	(2.3)	(3.6)	(1.5)	n/a		n/a
Total revenues (HUF billions)	13,479.6	14,903.8	15,956.0	16,351.7	16,452.3	3,946.9	(9)	8,458.7	(7)
as a % of GDP	47.0	49.5	49.2	48.1	47.0	n/a		n/a
Public debt (HUF billions), unconsolidated	20,720.1	21,998.6	23,881.1	24,699.7	25,430.0	25,957.9		26,310.1
as a % of GDP	72.3	73.0	73.7	72.6	72.6	n/a		n/a
External public debt (HUF billions)	8,326.6	8,904.9	8,957.9	7,735.8	6,256.5	6,256.8		6,111.6
as a % of GDP	29.1	29.6	27.6	22.8	17.9	n/a		n/a
Balance of Payments Data(8)
Current account (EUR billions)	1.8	3.9	1.6	3.8	7.0	1.0		1.8
as a % of GDP	1.8	3.8	1.5	3.5	6.2	n/a		n/a
Exports (EUR billions)(10)	86.0	87.2	92.6	99.9	101.8	27.0		28.5
Imports (EUR billions)(10)	79.3	80.1	85.8	90.1	90.4	24.8		25.3
NBH’s foreign exchange reserves (EUR billions)	33.9	33.8	34.6	30.3	24.4	24.4		23.5

Sources: Hungarian Central Statistical Office, NBH, Ministry for National Economy

Notes:—

(1)	Preliminary data.
(2)	Derived from data published by the CSO.
(3)	Data adjusted for calendar-day effect.
(4)	Average data for the first three months of the year.
(5)	Average data for the first six months of the year.
(6)	Derived from the government budget as published by the Ministry for National Economy, according to the GFS methodology.
(7)	Non-consolidated data excluding local governments, data for the first six months of 2017.
(8)	Derived from data published by the NBH.
(9)	Non-consolidated data excluding local governments, data for the first three months of 2017.
(10)	Including goods and services.

Gross Domestic Product

The following table presents the nominal GDP at current market prices, as well as real GDP growth rates, per capita GDP and USD equivalents for the periods indicated:

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Table 11: Gross Domestic Product

	For the year ended December 31,
	2012	2013	2014	2015	2016(1)		First half of 2017(1)
	(figures in HUF)
Nominal GDP (billions)	28,660.5	30,127.3	32,400.1	33,999.0	35,005.4		17,599.5
Annual real GDP growth rate (%)(2)	(1.5)	2.2	3.9	3.1	1.9		3.8
Per capita GDP	2,889,059.8	3,045,294.7	3,283,864.9	3,454,121.2	3,560,906.6	(3)	1,796,319.3	(3)
	(USD Equivalents)
GDP (USD billions)	127.2	134.7	139.3	121.6	124.4	(4)	61.6	(4)
Per capita GDP (USD)	12,819.4	13,613.2	14,122.9	12,358.2	12,652.5	(3)(4)	6,282.6	(3)(4)

Source: CSO

Notes:—

(1)	Preliminary data.
(2)	Data adjusted for calendar-day effect.
(3)	Calculated according to population as of the beginning of the corresponding year.
(4)	Calculated according to the average HUF/USD exchange rate of the corresponding period calculated by the NBH.

In 2012, GDP decreased by 1.5%, partly as a result of the European economic slowdown. In 2013, GDP grew by 2.2%, mainly as a result of gradual strengthening domestic demand and the gradually improving European economic performance. In 2014 and 2015, GDP increased by 3.9% and 3.1%, respectively mainly as a result of growing consumption and investments. In 2016, the GDP growth rate decelerated to 1.9%, mainly as a result of falling investments partially offsetting the effect of growing consumption and strong external demand.

In 2016, GDP increased by 2.0% according to data not adjusted for calendar-day effect. Value added by the agricultural industry grew as a result of favorable weather conditions, with the sector increasing by 16.8%. As external demand strengthened moderately, value added by the industrial sector (i.e., manufacturing, mining and quarrying and electricity) increased slightly by 0.8%. Construction dropped by 17.9% as infrastructural investments declined. Value added by the services sector grew by 3.0%. The unemployment rate improved significantly; as a result, domestic demand improved.

In 2016, domestic use grew by 1.5% and consumption increased by 3.6%. Gross fixed capital formation fell by 15.5%. Gross capital formation decreased by 5.0%. Positive net exports increased the 1.5% growth of domestic use to a 2.0% increase of GDP. Exports grew by 5.8% and imports grew by 5.7%. The dynamics of export growth exceeding slightly that of imports was due to falling investment activity and modestly rising consumption, and strong external demand.

In the first half of 2017, GDP increased by 3.6% according to data not adjusted for calendar-day effect. Value added by the agricultural sector dropped significantly because weather conditions were less favorable, with the sector decreasing by 10.1%.

As external demand was relatively strong, value added by the industrial sector (i.e., manufacturing, mining and quarrying and electricity) increased by 4.8%. Construction grew by 27.2%, partly caused by the completion of railway construction works and partly by the relatively low output of the construction sector in the corresponding period of 2016. The value added by the service sector increased by 2.8%. The unemployment rate improved significantly in the first quarter of 2017, strengthening domestic demand.

In the first half of 2017, domestic use increased by 4.4% and consumption grew by 2.0%. Gross fixed capital formation grew by 24.1%, partly as a result of low base and an increase in infrastructural

17

investments. Gross capital formation increased by 13.9%. The net exports turned the growth of domestic use of 4.4% into a 3.6% increase of total GDP. Exports grew by 6.3%. Imports increased at a higher pace of 7.5%.

The following table shows the sectoral composition of GDP in each of the periods indicated:

Table 12: Sectoral Composition of GDP

	December 31,
	2012	2013	2014	2015	2016(1)	First half of 2017(1)
	(percentage contribution)
Agriculture, forestry and fishing	3.9	3.9	4.0	3.5	3.8	2.7
Mining and quarrying; manufacturing; electricity, gas, steam and air conditioning supply; water supply; sewerage, waste management and remediation activities	22.1	21.8	22.4	23.3	22.8	23.7
Of which: Manufacturing	18.7	19.0	19.7	20.6	20.2	21.1
Construction	3.3	3.4	3.6	3.5	2.9	2.8
Services, total	54.8	55.2	54.4	53.6	55.0	55.2
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	9.8	10.3	10.2	10.1	10.5	10.1
Transportation and storage	5.2	5.4	5.4	5.4	5.4	5.0
Information and communication	4.5	4.5	4.4	4.1	4.2	4.0
Financial and insurance activities	3.8	3.4	3.3	3.1	3.0	3.1
Real estate activities	7.1	7.0	6.6	6.5	6.5	6.9
Professional, scientific and technical activities; administrative and support service activities	7.6	7.7	7.5	7.5	7.8	8.3
Public administration and defense; compulsory social security; education; human health and social work activities	14.4	14.5	14.5	14.5	15.0	15.5
Arts, entertainment and recreation, repair of household goods and other services	2.4	2.5	2.5	2.4	2.5	2.4
Taxes less subsidies on products	16.0	15.7	15.7	16.1	15.6	15.7
Gross domestic product, total (at purchaser’s prices)	100.0	100.0	100.0	100.0	100.0	100.0

Source: CSO

Notes:—

(1)	Preliminary data.

Inflation

The following table illustrates the year-on-year change and the yearly average change in the Consumer Price Index (the “CPI”) and the Producer Price Index (the “PPI”) for each of the years indicated:

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Table 13: Inflation: CPI & PPI

	2012	2013	2014	2015	2016
	(%)
CPI (yearly average)	5.7	1.7	(0.2)	(0.1)	0.4
CPI (year-on-year)	5.0	0.4	(0.9)	0.9	1.8
PPI (yearly average)	4.3	0.7	(0.4)	(0.9)	(1.7)
PPI (year-on-year)	(1.8)	0.5	0.1	(1.3)	0.5

Source: CSO

Deregulation since 1990 has led to a high rate of inflation in Hungary. This rate was relatively high in the 1990s compared to rates in Western Europe due to the general phasing out of price supports and the high public sector deficit. However, the rate of inflation has generally been declining since the change in monetary regime in May 2001.

The CPI inflation rate grew to 5.0% in December 2012 from 4.1% in December 2011, mainly as a result of tax increases, high food and energy prices. Yearly average CPI inflation for 2012 was 5.7%. The CPI inflation rate dropped to 0.4% in December 2013 mainly as a result of lower global food and energy price inflation and a decrease in publicly administered prices for items such as electricity and gas. The CPI price level decreased by 0.9% in December 2014 compared to the corresponding period of the previous year, again mainly due to lower global food and energy price inflation and a decrease in publicly administered prices for items such as electricity and gas. CPI Inflation turned positive and reached 0.6% in June 2015 mainly as a result of increasing price levels of food, services and consumer durable goods, as well as indirect tax increases elevating prices of alcoholic beverages and tobacco. In December 2015, the CPI inflation rate reached 0.9% mainly as a result of increasing food prices and indirect tax hikes. In December 2016, the CPI inflation rate increased to 1.8% mainly as a result of phasing out of base effects.

Price Regulation

As of the end of 2016, approximately 84% of all prices in Hungary were unregulated. The main categories of products and services that continue to have regulated prices are: electricity, gas, purchased heating, various pharmaceutical products, meals at schools, kindergartens and nurseries, the state lottery, local and long-distance passenger transport, state-owned housing rent, various household utilities (including water and sewage charges and refuse collection services) and postal services.

In line with relevant EU Directives, Hungary intends to abolish regulated pricing schemes from the increasingly market-based energy and postal sectors. Deregulation of the energy sector began in July 2004. The entire energy sector has been deregulated, including the residential segment; however, if electricity is provided by a so-called universal service provider, retail electricity prices are capped by regulation. Under the current rules, the deadline for deregulation of the postal services was the end of 2012. In line with relevant EU Directives, Hungary intends to abolish regulated pricing schemes from the increasingly market-based energy and postal sectors.

Wages

The following table sets forth year-on-year changes in nominal and real wages for the periods indicated:

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Table 14: Wages

	2012	2013	2014	2015	2016	First seven months of 2017
	(%)
Nominal net wage index	2.1	4.9	3.0	4.3	7.8	12.6
Real net wage index	(3.4)	3.1	3.2	4.4	7.4	10.1

Source: CSO

In 2012, net real wages dropped by 3.4%, partly as a result of accelerating inflation. In 2013, net real wages increased by 3.1% partly as a result of improving economic performance in Hungary and in the EU. In 2014 and 2015, net real wages grew by 3.2% and 4.4%, respectively, partly as a result of inflation decelerating to close to zero in 2014 and 2015. In 2016, net real wages grew by 7.4% mainly as a result of rising nominal gross wages and a decrease in the personal income tax rate. In the first seven months of 2017, net real wages grew by 12.6% mainly as a result of rising nominal gross wages as CPI inflation was 2.3% in the first seven months of 2017.

As with GDP growth, nominal and real wage changes have not been consistent across Hungary. Relatively stronger overall economic growth in western Hungary and a generally immobile labor force (due to a general reluctance to relocate to other parts of the country) have led to a substantial decrease in unemployment in western Hungary and disproportionately higher wage increases compared to the rest of Hungary. Hungary’s incentive policies (mainly consisting of the promotion of investment in less developed regions and the development of transportation infrastructure and human resources) and utilization of the Structural and Cohesion Funds of the EU are in part designed to increase employment levels in the eastern parts of the country.

Employment

The following table illustrates the general composition of employment and unemployment for each of the years indicated:

Table 15: Unemployment

	2012	2013	2014	2015	2016	First quarter of 2017	Second quarter of 2017
	(annual average, %)
Population aged 15–74 (thousands)	7,636	7,610	7,573	7,538	7,508	7,484	7,465
Participation rate	56.3	57.0	58.7	59.9	61.1	61.1	61.8
Employment rate	50.1	51.2	54.1	55.9	58.0	58.4	59.2
Unemployment rate(1)	11.0	10.2	7.7	6.8	5.1	4.5	4.3

__________________

Source: CSO

Note:—

(1)	Based on the international sampling methodology pursuant to the guidelines of the International Labor Organization.

The unemployment rate in 2012 (calculated using the guidelines of the International Labor Organization) reached 11.0%. In 2013, the unemployment rate declined to 10.2% and, in 2014, the unemployment rate fell further to 7.7%. In 2015 the unemployment rate fell to 6.8%; in 2016 the unemployment rate fell further to 5.1%. In addition to improving economic performance, government measures aimed at reducing the unemployment rate played a significant role in reducing the unemployment

20

rate. The unemployment rate decreased to 4.5% in the first quarter of 2017 and 4.3% in the second quarter of 2017 partly as a result of increasing labor demand of enterprises.

In previous years, the participation rate was generally lower, partly due to the low mobility of the workforce in Hungary. Economic development has generally not been uniform throughout Hungary since 1990, with a higher concentration of jobs in Budapest and the central region of Hungary. High commuting costs (in terms of both time and the financial burden) generally discourage potential employees from travelling to distant workplaces, while discrepancies in real estate prices and inadequate housing rental opportunities have discouraged the relocation of Hungary’s workforce. This trend has been decreasing, as new infrastructure investments (particularly Hungary’s highway construction projects) have brought new investment and job opportunities to less developed regions of Hungary, thereby increasing the activity rate. Furthermore, relatively high levels of taxation have led to the formation of a relatively large “grey economy,” with many employers avoiding adequate reporting of their activities (including with respect to hiring) in order to avoid paying taxes. Labor unions have not gained any significant influence in Hungary and to date have not caused any substantial work stoppages in Hungary.

Increasing the participation rate has been an important policy goal of the Government. The Government has taken a number of steps to reduce the unemployment rate. As of January 1, 2010, the fixed monthly health care contribution of HUF1,950 per employee paid by employers was abolished. See “Public Finance—Health Care System.” In addition, new laws were passed, which took effect as of August 1, 2005, making it easier to employ part-time employees. Furthermore, the Government introduced several initiatives aimed at helping currently unemployed workers find employment, including job search assistance programs and adult vocational training programs. Lastly, the Government initiated the “START” program, which is aimed at helping first-time employees find employment. The START program provides, among other things, employer contribution discounts to employers hiring graduates under a certain age and certain other potential first-time employees.

On January 1, 2012, the new public work program called the Start Work Program (Start Munkaprogram) was introduced. Hungary’s 2012 budget allocated HUF132 billion for the financing of public work programs, with the objective of providing work for more than 200,000 people. The Start Work Program is based on three pillars: (1) a national public work program; (2) local government public work programs; and (3) micro-regional pilot projects.

On July 1, 2012, the New Labor Code of Hungary went into effect, which contains the fundamental regulation of employment and provides a more flexible legal relationship between employers and employees.

The following table illustrates the general composition of employment in Hungary by major sector for each of the years indicated:

Table 16: Composition of Employment by Sector

Sector	2012	2013	2014	2015	2016	2017Q1	2017Q2
	(in thousands of persons)
Agriculture, forestry and fishing	192.7	184.6	189.6	203.2	217.0	211.0	218.6
Mining and quarrying	9.1	7.5	9.3	9.1	8.5	7.4	9.5
Manufacturing	789.2	819.3	888.7	901.7	938.9	977.3	983.7
Electricity, gas, steam and air conditioning supply	35.9	31.4	37.0	34.1	33.8	34.1	30.4
Water supply, sewerage, waste management and remediation activities	63.4	61.4	55.9	56.5	60.0	58.7	52.0
Construction	243.2	245.5	258.4	271.9	277.8	275.3	297.6
Wholesale and retail trade; repair of motor vehicles and motorcycles	539.3	528.6	548.2	539.4	544.0	534.9	539.2
Transportation and storage	258.5	259.5	258.8	268.6	277.1	294.3	297.4
Accommodation and food service activities	161.8	158.0	168.1	183.3	192.8	199.5	198.3
Information and communication	102.0	111.0	102.8	102.6	119.6	107.0	107.0

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Sector	2012	2013	2014	2015	2016	2017Q1	2017Q2
	(in thousands of persons)
Financial and insurance activities	91.6	96.1	95.2	87.4	95.0	96.0	95.1
Real estate activities	23.1	20.6	20.2	18.8	21.7	21.4	28.0
Professional, scientific and technical activities	131.1	148.8	151.6	156.9	151.6	154.5	162.3
Administrative and support service activities	131.2	136.9	146.2	153.5	160.5	153.7	152.7
Public administration and defense; compulsory social security	322.4	365.8	402.5	446.4	471.8	466.8	471.8
Education	315.6	309.5	323.4	318.3	321.8	329.2	320.6
Human health and social work activities	263.9	261.6	267.0	269.5	277.2	279.8	287.4
Arts, entertainment and recreation	63.1	56.1	63.2	80.1	78.9	69.1	69.2
Other activities	90.1	90.6	99.0	102.5	100.1	98.0	98.6
Total	3,827.2	3,892.8	4,100.8	4,210.5	4,351.6	4,367.9	4,419.6

Source: CSO

Principal Sectors of the Economy

The following table indicates the gross production indices by industry sector for the periods indicated:

Table 17: Gross Production Indices by Industry(1)

	2016	First quarter of 2017	Second quarter of 2017
	(corresponding period of the previous year = 100)
Agriculture, forestry and fishing	116.8	94.0	87.1
Mining and quarrying; manufacturing; electricity, gas, steam and air conditioning supply; water supply; sewerage, waste management and remediation activities	100.8	106.8	103.0
of which:
Manufacturing	100.7	107.9	103.6
Construction	82.1	124.7	128.6
Services, total	103.0	102.9	102.8
of which:
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	106.0	105.3	105.8
Transportation and storage	102.5	102.1	102.2
Information and communication	103.7	102.6	106.2
Financial and insurance activities	98.9	99.9	101.2
Real estate activities	101.2	101.6	101.2
Professional, scientific and technical activities; administrative and support service activities	106.3	106.4	106.4
Public administration and defense; compulsory social security; education; human health and social work activities	101.3	101.1	99.4

22

	2016	First quarter of 2017	Second quarter of 2017
	(corresponding period of the previous year = 100)
Arts, entertainment and recreation, repair of household goods and other services	101.4	102.3	101.8
Taxes, less subsidies on products(2)	n/a	n/a	n/a
GDP, total	102.0	104.2	103.2

Source: CSO

Notes:—

(1)	Data unadjusted for calendar-day effect. Preliminary data.
(2)	For these items the volume index is not applicable.

Industry

In 2016, industrial gross production grew by 0.9%, and total sales decreased by 0.2%. In the last five years, industrial export sales amounted to more than half of the total sales of the sector. In 2016, export sales increased by 0.3%, while domestic sales fell by 1.1%. In the first seven months of 2017, export sales increased by 5.2%, while domestic sales grew by 3.6%. As a result, total sales grew by 4.6%, and gross production increased by 4.8%. In 2016, 95.1% of the total industrial production was attributable to manufacturing. The value of production in mining and quarrying amounted to 0.3% of the total industry’s production, and the value of production of electricity, gas, steam and air conditioning supply amounted to 4.6% of the total industrial production.

Manufacturing

In 2016, gross production in the manufacturing sector increased by 1.4% and total sales grew by 1.4%. In 2016, export sales in manufacturing increased by 1.3%, while domestic sales grew by 1.8%. In the first seven months of 2017, export sales grew by 4.7%, and domestic sales increased by 2.5%. As a result, total sales increased by 4.1%, and gross production grew by 4.8%. In 2016, approximately half of manufacturing production was attributable to three subsectors: the manufacture of transport equipment; the manufacture of computer, electronic and optical products; and the manufacture of food products, beverages and tobacco products.

Manufacture of Food Products, Beverages and Tobacco Products

In 2016, gross production in this subsector grew by 1.0%, and total sales increased by 1.1%. Export sales in this subsector increased by 0.5%, and domestic sales grew by 1.6% in 2016. In the seven months of 2017, export sales grew by 4.7%, and domestic sales increased by 2.8%. As a result, total sales grew by 3.6%, and gross production increased by 2.7%.

Manufacture of Computer, Electronic and Optical Products

In 2016, gross production in this subsector increased by 9.5%, and total sales grew by 9.6%. Export sales in this subsector increased by 8.6%, and domestic sales grew by 33.7% in 2016. In the first seven months of 2017, export sales grew by 7.4%, and domestic sales increased by 21.6%. As a result, total sales grew by 8.0%, and gross production increased by 8.3%.

Manufacture of Transport Equipment

In 2016, gross production in this subsector grew by 0.6%, and total sales increased by 0.6%. Export sales in this subsector increased by 0.9%, while domestic sales fell by 2.5% in 2016. In the first seven

23

months of 2017, export sales grew by 1.3%, and domestic sales increased by 3.2%. As a result, total sales increased by 1.5%, and gross production grew by 1.5%.

Energy

In 2016, total primary energy consumption amounted to 1,077.6 petajoules, a 2.7% increase compared to 2015. The two most important energy products are oil and gas, which accounted for 59.2% of energy consumption in 2016.

Hungary’s primary external source of energy is gas and oil imported from Russia. In 2009, disputes between Russia and the Ukraine over the pricing of natural gas supplies and transit fees from Russia resulted in Russia’s cessation of natural gas deliveries to European Union countries, including Hungary, for approximately two weeks. Although Hungary primarily compensated for the energy shortage through its gas reserves, the service interruption had some adverse impact on certain sectors, including industrials.

Hungary is taking measures to reduce the impact of possible future disruptions in its energy supply by diversifying its external and internal energy sources and routes of delivery and by further accumulating gas reserves.

Hungary currently maintains a reserve of at least a 12-week supply of oil, in compliance with OECD requirements. A construction project that is currently underway would provide a direct gas pipeline from Russia to Hungary. In addition, the European Union is negotiating the construction of a gas pipeline from the Caspian region, the Middle East and Egypt that, if completed, would provide a direct gas supply to Hungary. Also, Hungary operates a nuclear power plant and has some capability to generate renewable energy, such as the ability to produce geothermal, wind and solar energy, energy from biomass as well as hydropower, albeit limited due to the geographic properties of Hungary. In an effort to reduce Europe’s dependence on imported energy sources, the European Commission has set target levels and dates for EU members to attain renewable energy sources, including a target for Hungary of 13.0% use of renewable energy sources by 2020.

The Ministry of Transport, Telecommunication and Energy is also aiming to create and maintain a competitive electricity market and to fully liberalize the sector in accordance with EU Directives. All of Hungary’s natural gas distribution companies, six electricity distribution companies and all but two of its power generation companies have been privatized.

The following table provides certain information regarding the composition of consumption of the main energy resources in Hungary for the years 2012 through 2016:

Table 18: Composition of Consumption of Energy Resources

Domination	2012	2013	2014	2015	2016 provisional
	(%)

Coal and coal products[1]	10.4	9.4	9.2	9.3	8.6
Crude oil and crude oil products	24.3	24.3	27.3	27.7	28.0
Natural gas	33.7	32.0	29.1	29.5	31.2
Combustible renewables and wastes[2]	11.4	12.5	11.7	11.7	10.7
Nuclear[3]	16.6	16.7	17.1	16.3	16.3
Hydro	0.1	0.1	0.1	0.1	0.1
Wind	0.3	0.3	0.2	0.2	0.2
Other non-combustible renewables[4]	0.5	0.5	0.4	0.5	0.6
Electricity net import[5]	2.7	4.2	4.8	4.6	4.2

Total	100.0	100.0	100.0	100.0	100.0
Import dependency	49.8	49.7	59.3	53.5	56.2

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Source: Hungarian Energy Office

Note:—

(1)	Coal briquette and coke oven coke included.
(2)	Biogas, biomass, municipal waste, industrial waste, biofuel.
(3)	Nuclear regarded as inland production (included nuclear electricity and heat).
(4)	Geothermal, solar thermal and photovoltaics.
(5)	Share of net import in primary energy consumption.

Note: electricity and heat sold produced from tail gas and waste heat are included in these figures.

According to data compiled by the Hungarian Energy Office, in 2016, 43.8% of Hungary’s total energy demand was supplied by domestic energy sources and 56.2% by imported energy sources. Of the total energy consumed, 8.6% was produced from coal, and 59.2% was produced from hydrocarbon (which was imported primarily from Russia) and 32.2% was produced from other resources.

Construction

In 2016, the output of the construction sector decreased by 18.8% compared to 2015. Compared to 2015, the construction of buildings declined by 3.7%. Civil engineering works dropped by 33.0%. The decline in production was partly caused by the completion of works performed from EU funds at the end of 2015 and partly by the relatively high output of the construction sector in 2015. Output of the construction sector in the first seven months of 2017 increased by 26.2% compared to the same period in 2016. Civil engineering construction grew by 34.2% in the first seven months of 2017 compared to the same period in 2016. Building construction increased by 22.8% in the first seven months of 2017 compared to the corresponding period in 2016. The increase in production was partly caused by the completion of road and railway works and partly by the relatively low output of the construction sector in the corresponding period in 2016.

Service Industries

Gross value added by services increased by 3.0% in 2016 and grew by 2.8% in the first six months of 2017. The increase in the services industry in 2016 as compared to 2015 was primarily the result of improving domestic demand.

In 2016, seven of eight subsectors grew, while one subsector contracted. The seven subsectors that grew were (i) wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities; (ii) transportation and storage; (iii) information and communication; (iv) real estate activities; (v) professional, scientific and technical activities; administrative and support service activities; (vi) public administration and defense; compulsory social security; education; human health and social work activities; and (vii) arts, entertainment and recreation; repair of household goods and other services; with these subsectors growing by 6.0%, 2.5%, 3.7%, 1.2%, 6.3%, 1.3% and 1.4%, respectively. The only subsector that contracted was financial and insurance activities, contracting by 1.1%.

In the first six months of 2017, all eight subsectors grew, not a single subsector contracted. The eight subsectors that grew were (i) wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities; (ii) transportation and storage; (iii) information and communication; (iv) financial and insurance activities; (v) real estate activities; (vi) professional, scientific and technical activities; administrative and support service activities; (vii) public administration and defense; compulsory social security; education; human health and social work activities; and (viii) arts, entertainment and recreation; repair of household goods and other services; with these subsectors growing by 5.5%, 2.2%, 4.4%, 0.6%, 1.4%, 6.4%, 0.2% and 2.0%, respectively.

The following table sets forth the composition of the service industry per individual subsector for the periods indicated:

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Table 19: Composition of Service Industry per Subsector

	2016	First quarter of 2017	Second quarter of 2017
Wholesale and retail trade; repair of motor vehicles and motorcycles; accommodation and food service activities	19.1	17.3	19.2
Transportation and storage	9.8	8.9	9.2
Information and communication	7.6	7.2	7.3
Financial and insurance activities	5.4	5.9	5.3
Real estate activities	11.9	12.8	12.1
Professional, scientific and technical activities; administrative and support service activities	14.2	15.0	14.9
Public administration and defense; compulsory social security; education; human health and social work activities	27.4	28.5	27.5
Arts, entertainment and recreation, repair of household goods and other services	4.5	4.4	4.4
Services, total	100.0	100.0	100.0

Source: CSO

Agriculture

The amount of harvested maize increased in 2016 due to favorable weather conditions. Production of maize amounted to 8.8 million tons, a 32.8% increase compared to 2015, and production of wheat amounted to 5.6 million tons, a 4.9% increase compared to 2015. Harvested barley amounted to 1.6 million tons, representing an increase of 14.2% compared to 2015. In 2016 the harvested amount of triticale, oats and rye amounted to 0.5 million tons, 0.1 million tons and 0.1 million tons, respectively, representing decreases of 6.0%, 21.2% and 22.3% compared to 2015, respectively. In 2016, the total amount of harvested sunflower, rapeseed, sugar beet and alfalfa hay was 1.9 million tons, 0.9 million tons, 1.1 million tons and 1.0 million tons, respectively, representing increases compared to 2015 of 21.6%, 49.4%, 18.1% and 63.1%, respectively. In 2016, the total amount of harvested potato amounted to 0.4 million tons representing a decrease of 10.9%.

Among the grains, the average yield of maize increased by 48.7% in 2016 compared to 2015, and by 45.7% compared to the average yield from 2011 to 2015. The average yield of wheat increased by 3.9% in 2016 compared to 2015, and by 19.6% compared to the average yield from 2011 to 2015.

Infrastructure

Hungary is a landlocked country and is located at the crossroads of several important transport corridors for the region. Three main roadways (forming part of the Trans-European Network), three corridor branches and various railways and waterways cross Hungary. With Budapest as a hub, several corridors connect Hungary to the Trans-European Network. Hungary plays a central role in international transport connections for Central and Eastern Europe and for Southeastern Europe towards the West and the East. However, compared to Western European countries, the transportation network in Hungary is less developed, suffering from a shortage of bridges, a lack of transversal connections, poor quality in infrastructure and a low proportion of expressways.

Since 2007, the development of the road network has been a state task, and the Government has financed construction from the central budget. Infrastructure projects are managed by the National Infrastructure Developing Private Company Limited (Nemzeti Infrastruktúra Fejlesztő Zrt.) (the “NIF Zrt.”), while the maintenance of motorways is the responsibility of the State Highway Management Company

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Limited by Shares (Állami Autópálya Kezelő Zrt.). Accordingly, a program for the development of transportation for 2008 through 2013 was established that utilizes both the sources derived from the New Development Plan and the PPP framework. No new motorways were completed in 2012. In 2013, one new motorway section was completed (route M3 from Nagykálló to Őr). In 2014, two new motorway sections were completed (route M84 from Szombathely to Vát and route M3 from route 49 to Vásárosnamény). During 2015, one new motorway section was completed (route M85–M86 from Győr to Csorna). In 2016, one new motorway section was completed (route M86 from Csorna to Hegyfalu).

Hungary has one international airport (Ferihegy International Airport in Budapest), which currently meets the majority of the air traffic needs of the country. Since May 2006, several transportation companies have been providing air transportation services between European cities and airports at Sármellék, Debrecen, Győr-Pér and Pécs-Pogány. In line with international trends, the traffic at Ferihegy International Airport has steadily increased over the last several years. Terminals 2A and 2B were integrated during 2011 with the new building of Skycourt.

Navigation is possible along 1,600 km of the rivers in Hungary. There is commercial navigation on the Danube River and, to a very limited extent, on the Tisza River.

The telecommunications sector’s level of development, in both wireline and wireless communication, approaches the average level of other EU members. At December 31, 2015, Hungary had 1,208 mobile phone subscriptions per 1,000 inhabitants. Compared to Western European countries, internet connectivity is relatively low and the structure of the information-communications services market is not up-to-date. At December 31, 2015, the number of internet subscriptions amounted to 8.1 million.

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PRIVATIZATION

Status of Privatization Efforts

Since 1990, Hungary has privatized nearly 1,300 enterprises out of the 1,860 enterprises previously owned by the state. The Hungarian Privatization and State Holding Company (Állami Privatizációs és Vagyonkezelő Zrt.) (“ÁPV Zrt.”) manages these sales.

Most of the larger companies involved in the privatization program have already been partially or fully privatized. Permanent government control is anticipated for 36 companies. The scope of property that is required to remain state-owned in the long-term is defined by law as follows:

(1)	national public utility service providers;

(2)	property or companies of strategic importance for the national economy; and

(3)	property or companies that accomplish tasks or fulfill objectives for national defense or other special purposes.

After two earlier attempts to privatize Malev Hungarian Airlines (“Malev”) in 1997 and 2007, on February 26, 2010, Hungary reacquired a 95% interest in Malev in order to provide financial stability to the Hungarian national airline following the bankruptcy of an indirect shareholder during the global economic crisis. Hungary was involved in the equity increase of Malev in part by purchasing new shares and in part by a non-capital contribution through the conversion of earlier debts into equity. As a result, Hungary acquired a stake in the company with a total value of HUF25.2 billion. On February 3, 2012, based on a resolution of its Board of Directors, Malev ceased operations in order to minimize its losses. Malev struggled financially for several years and is reported to owe HUF60 billion (USD270 million) to lenders. On February 14, 2012, the Metropolitan Court of Budapest declared Malev insolvent and ordered the liquidation of the company.

In 2011, the Hungarian state bought a 21.2% stake of the Hungarian Oil and Gas Public Limited Company (“MOL”) from Surgutneftegas (a Russian energy company) for EUR1.88 billion. Hungary’s ownership of MOL currently totals 24.7%.

In 2011, Hungary sold its 25% share of Budapest Airport to Hochtief AG for HUF36.6 billion.

See also “Monetary and Financial System—Capital Markets—Stock Exchange” and “Public Finance—2008 Financial Crisis Measures.”

Methods of Privatization Used

Hungary is unique among Central European countries in that a large majority of its privatizations were conducted through public tenders, with sales for cash consideration. These outright sales, often to strategic long-term investors, were successful in bringing new management and know-how to many Hungarian enterprises. Public offerings played an important and successful role in the privatization process.

In recent years, the importance of compensation vouchers has decreased significantly. Compensation vouchers were the rights distributed to individual Hungarian citizens under the Compensation Act, which was designed to provide compensation for losses suffered, including the loss of property and personal freedom. These compensation vouchers entitled the holders to bid for shares in certain privatized entities. In 2003, in order to end the compensation voucher system, the Government decided to offer the shares of FORRÁS Trust and Investment Company (a state-owned asset management company) in exchange for the compensation vouchers. The offering was completed in June and July of 2003, and the shares of FORRÁS Trust and Investment Company were listed on the Budapest Stock Exchange.

On January 1, 2012, the Act on National Assets went into effect, which provides for the protection of certain assets such as rivers, streams, channels, natural lakes, airspace above Hungary, emission reduction units, archeological finds, financial assets owned by the government or a local municipality (including corporate shares, e.g., shares of public transportation companies, forestry companies, and companies established by laws for public interest), national data assets owned by the state or local governments or their public or private organizations. The Act determines the scope and rules of management of national assets and limitations related to selling, lending and utilization of national assets, in order to ensure that such assets serve the public interest.

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BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

The following tables set out the balance of payments of Hungary for the periods indicated:

Table 20: Balance of Payments(1)

	2012	2013	2014	2015	2016
	(in EUR millions)
1. Current account, net (1.A+1.B+1.C)	1,751.8	3,892.2	1,587.4	3,838.3	6,966.8
1.A. Goods and Services, net	6,729.7	7,091.5	6,732.2	9,806.2	11,473.9
Exports	86,020.7	87,235.2	92,553.7	99,927.0	101,847.1
Imports	79,290.9	80,143.7	85,821.5	90,120.8	90,373.2
1.A.a. Goods, net	2,932.7	3,331.1	2,125.2	4,402.3	4,706.7
Exports	69,960.6	70,242.7	73,826.4	79,638.3	80,188.3
Imports	67,027.9	66,911.6	71,701.2	75,236.0	75,481.7
1.A.b. Services, net	3,797.1	3,760.4	4,607.0	5,403.9	6,767.3
Exports	16,060.1	16,992.5	18,727.3	20,288.7	21,658.8
Imports	12,263.0	13,232.1	14,120.3	14,884.8	14,891.6

1.B. Primary income, net	(4,225.7)	(2,685.0)	(4,457.8)	(4,973.2)	(2,806.1)
1.B.1. Compensation of employees, net	1,605.5	2,436.4	2,505.1	2,905.1	2,958.6
1.B.2. Investment income, net	(7,119.1)	(6,531.0)	(8,287.3)	(9,168.7)	(7,086.2)
1.B.2.1. Direct investment income, net	(4,416.2)	(3,961.2)	(5,818.3)	(6,990.7)	(5,242.4)
1.B.2.2. Portfolio investment income, net	(2,274.4)	(2,387.1)	(2,328.6)	(2,073.7)	(1,706.1)
1.B.2.3. Other investment income, net	(1,221.5)	(830.8)	(673.9)	(505.5)	(389.5)
1.B.2.4. Reserve assets, net	793.1	648.1	533.5	401.2	251.8
1.B.3. Other primary income, net	1,287.8	1,409.6	1,324.5	1,290.4	1,321.5
-of which: EU transfers	1,287.8	1,409.6	1,324.5	1,290.4	1,321.5
1.C. Secondary income, net	(752.2)	(514.2)	(687.0)	(994.7)	(1,701.0)
-of which: EU transfers	105.0	489.6	312.8	162.3	(598.0)

2. Capital account, net	2,523.1	3,624.8	3,932.4	5,108.0	85.7
-of which: EU transfers	2,497.2	3,619.1	3,982.7	5,236.7	535.1

3. Financial account (net assets) (3.1+3.2+3.3+3.4+3.5)	4,665.8	6,410.9	4,372.5	6,876.0	4,429.7

3.1. Direct investment (net assets)	(2,094.6)	(1,137.8)	(2,948.0)	(1,093.4)	(1,912.8)
3.1.k. Abroad (net assets)	9,089.7	1,391.6	2,911.0	(14,381.4)	(7,668.6)
3.1.1.k Equity (net assets)	12,758.5	1,332.9	3,087.6	(15,565.8)	(6,527.3)
3.1.1.1.ki Equity other than reinvestment of earnings (net assets)	11,762.9	771.1	2,188.6	(15,836.6)	(7,467.5)
3.1.1.2.ki Reinvestment of earnings (net assets)	995.6	561.8	899.0	270.8	940.3
3.1.2.ki Debt instruments (net assets)	(3,668.7)	58.6	(176.6)	1,184.4	(1,141.4)
3.1.2.1.ki Assets	(3,338.8)	506.0	239.5	765.6	(838.2)
3.1.2.2.ki Liabilities	330.0	447.4	416.1	(418.8)	303.2
3.1.t In Hungary (net liabilities)	11,184.3	2,529.3	5,858.9	(13,288.0)	(5,755.9)
3.1.1.t Equity (net liabilities)	5,853.5	4,250.3	4,707.6	4,274.6	(1,537.3)

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	2012	2013	2014	2015	2016
	(in EUR millions)
3.1.1.1.be Equity other than reinvestment of earnings (net liabilities)	4,391.6	2,719.0	906.0	306.8	(5,504.5)
3.1.1.2.be Reinvestment of earnings (net liabilities)	1,462.0	1,531.3	3,801.7	3,967.8	3,967.2
3.1.2.be Debt instruments (net liabilities)	5,330.8	(1,721.0)	1,151.3	(17,562.6)	(4,218.6)
3.1.2.1.be Assets	(7,109.8)	2,008.9	858.6	19,623.3	(1,687.0)
3.1.2.2.be Liabilities	(1,779.1)	287.9	2,009.8	2,060.7	(5,905.6)

3.2. Portfolio investment (net assets)	(1,507.9)	(3,074.5)	3,154.2	5,647.7	4,804.6
3.2.k Assets	(750.6)	(351.5)	1,787.7	382.5	981.4
3.2.t Liabilities	757.3	2,723.0	(1,366.6)	(5,265.2)	(3,823.1)

3.3. Financial derivatives (other than reserves), net assets	(305.5)	(617.6)	264.6	(686.0)	52.9
3.3.k Assets	(4,679.3)	(3,936.0)	(3,941.0)	(6,218.4)	(4,120.9)
3.3.t Liabilities	(4,373.7)	(3,318.4)	(4,205.6)	(5,532.5)	(4,173.8)

3.4. Other investment (net assets)	11,925.0	10,031.0	3,162.0	7,921.1	7,584.5
3.4.k Assets	(1,839.2)	(153.2)	(730.6)	5,389.0	6,377.4
3.4.t Liabilities	(13,764.2)	(10,184.2)	(3,892.6)	(2,532.1)	(1,207.1)

3.5. Reserve assets	(3,351.3)	1,209.8	739.7	(4,913.4)	(6,099.5)

Memorandum:
Net external financing capacity
Net external financing capacity (CA and Capital account)	4,274.8	7,517.0	5,519.9	8,946.4	7,052.5
Financial account balance	4,665.8	6,410.9	4,372.5	6,876.0	4,429.7
Difference (Net errors and omissions)	391.0	(1,106.1)	(1,147.3)	(2,070.3)	(2,622.8)

Reserve assets (stock)	33,881.3	33,782.5	34,578.3	30,322.1	24,383.9

Gross external debt denominated in foreign currencies (excl. direct investment debt instruments)	73,114.0	64,616.6	63,299.0	60,649.4	57,667.6
-o/w: General government and Central bank	34,769.3	31,262.9	31,986.8	31,161.4	27,712.9

Net external debt denominated in foreign currencies (excl. direct investment debt instruments)	23,827.6	15,790.6	13,041.4	11,099.8	4,729.1
-o/w: General government and Central bank	680.9	(3,125.1)	(2,697.8)	625.7	3,214.6

Source: NBH

Notes:—

(1)	In 2014, there were methodological changes in the calculation of the balance of payments statistics, as discussed in further detail below.

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Balance of Payments(1)

	2016.Q1.	2016.Q2.	2016.Q3.	2016.Q4.	2017.Q1.	2017.Q2.
	(in EUR millions)
1. Current account, net (1.A+1.B+1.C)	1,775.5	2,263.9	1,997.4	930.1	952.6	1,750.3

1.A. Goods and Services, net	2,689.0	3,418.8	3,115.4	2,250.7	2,180.5	3,189.7
Exports	24,098.3	26,145.7	25,803.5	25,799.6	26,954.5	28,482.5
Imports	21,409.3	22,726.9	22,688.1	23,549.0	24,774.0	25,292.7
1.A.a. Goods, net	1,372.0	1,570.4	994.5	769.9	706.2	1,487.2
Exports	19,376.5	20,625.8	19,794.3	20,391.7	21,783.4	22,912.7
Imports	18,004.5	19,055.5	18,799.9	19,621.8	21,077.3	21,425.5
1.A.b. Services, net	1,317.0	1,848.5	2,121.0	1,480.8	1,474.3	1,702.6
Exports	4,721.8	5,519.9	6,009.1	5,408.0	5,171.1	5,569.8
Imports	3,404.8	3,671.4	3,888.2	3,927.2	3,696.8	3,867.2

1.B. Primary income, net	(461.0)	(777.0)	(736.5)	(831.6)	(833.0)	(1,250.6)
1.B.1. Compensation of employees, net	770.3	737.1	719.0	732.3	710.8	709.0
1.B.2. Investment income, net	(1,517.4)	(1,852.9)	(1,731.0)	(1,984.9)	(1,814.8)	(2,370.7)
1.B.2.1. Direct investment income, net	(1,072.7)	(1,224.5)	(1,360.9)	(1,584.3)	(1,454.1)	(1,741.2)
1.B.2.2. Portfolio investment income, net	(406.8)	(598.4)	(342.3)	(358.6)	(331.0)	(588.0)
1.B.2.3. Other investment income, net	(116.1)	(97.9)	(84.5)	(90.9)	(76.4)	(88.1)
1.B.2.4. Reserve assets, net	78.2	67.9	56.7	49.0	46.7	46.6
1.B.3. Other primary income, net	286.1	338.8	275.6	421.0	271.0	411.1
-of which: EU transfers	286.1	338.8	275.6	421.0	271.0	411.1
1.C. Secondary income, net	(452.5)	(378.0)	(381.5)	(489.0)	(394.9)	(188.8)
-of which: EU transfers	(163.0)	(120.9)	(111.9)	(202.2)	(170.2)	77.4

2. Capital account, net	110.1	67.2	(99.5)	7.9	137.5	1,371.8
-of which: EU transfers	100.4	62.8	164.6	207.3	141.3	1,390.5

3. Financial account (net assets) (3.1+3.2+3.3+3.4+3.5)	797.8	2,234.7	967.6	429.6	242.5	2,477.8

3.1. Direct investment (net assets)	(213.3)	660.3	(1,489.9)	(869.9)	(313.4)	654.1
3.1.k. Abroad (net assets)	(9,135.5)	343.6	268.4	854.8	2,465.7	1,052.0
3.1.1.k Equity (net assets)	(8,455.0)	629.1	439.7	859.0	2,244.7	749.3
3.1.1.1.ki Equity other than reinvestment of earnings (net assets)	(8,571.9)	468.5	144.5	491.3	2,027.1	697.1
3.1.1.2.ki Reinvestment of earnings (net assets)	116.9	160.6	295.2	367.6	217.6	52.2
3.1.2.ki Debt instruments (net assets)	(680.5)	(285.4)	(171.3)	(4.2)	221.0	302.7

31

	2016.Q1.	2016.Q2.	2016.Q3.	2016.Q4.	2017.Q1.	2017.Q2.
	(in EUR millions)
3.1.2.1.ki Assets	(546.7)	(67.2)	(247.5)	23.2	325.7	276.9
3.1.2.2.ki Liabilities	133.8	218.2	(76.2)	27.4	104.7	(25.8)
3.1.t In Hungary (net liabilities)	(8,922.2)	(316.7)	1,758.3	1,724.8	2,779.1	397.9
3.1.1.t Equity (net liabilities)	(8,196.4)	(852.5)	5,536.5	1,975.1	2,813.3	(169.8)
3.1.1.1.be Equity other than reinvestment of earnings (net liabilities)	(9,115.4)	(467.1)	3,855.3	222.8	1,622.9	(478.6)
3.1.1.2.be Reinvestment of earnings (net liabilities)	919.0	(385.4)	1,681.2	1,752.4	1,190.3	308.8
3.1.2.be Debt instruments (net liabilities)	(725.8)	535.8	(3,778.2)	(250.4)	(34.2)	567.7
3.1.2.1.be Assets	(429.0)	693.5	(584.8)	(1,366.7)	(308.1)	220.0
3.1.2.2.be Liabilities	(1,154.8)	1,229.3	(4,363.0)	(1,617.1)	(342.3)	787.7

3.2. Portfolio investment (net assets)	2,809.8	808.4	453.5	732.9	1,248.0	2,014.3
3.2.k Assets	259.9	597.6	2.2	121.6	834.4	791.3
3.2.t Liabilities	(2,549.8)	(210.8)	(451.3)	(611.2)	(413.6)	(1,222.9)

3.3. Financial derivatives (other than reserves), net assets	406.1	77.6	(70.1)	(360.7)	(507.1)	(16.3)
3.3.k Assets	(1,265.0)	(885.3)	(912.1)	(1,058.4)	(1,001.1)	(800.8)
3.3.t Liabilities	(1,671.2)	(962.9)	(842.0)	(697.7)	(494.0)	(784.5)

3.4. Other investment (net assets)	598.3	3,984.7	3,141.6	(140.1)	(152.5)	161.6
3.4.k Assets	2,312.8	3,005.8	1,091.1	(32.3)	1,171.5	1,597.3
3.4.t Liabilities	1,714.6	(978.9)	(2,050.6)	107.8	1,324.0	1,435.7

3.5. Reserve assets	(2,803.1)	(3,296.3)	(1,067.5)	1,067.4	(32.5)	(335.7)
Memorandum:
Net external financing capacity
Net external financing capacity (CA and Capital account)	1,885.6	2,331.1	1,897.8	938.0	1,090.1	3,122.1
Financial account balance	797.8	2,234.7	967.6	429.6	242.5	2,477.8
Difference (Net errors and omissions)	(1,087.8)	(96.4)	(930.2)	(508.4)	(847.6)	(644.3)

Reserve assets (stock)	27,551.0	24,784.8	23,660.6	24,383.9	24,398.3	23,461.3

Gross external debt denominated in foreign currencies (excl. direct investment debt instruments)	59,331.7	58,569.5	56,893.3	57,667.6	58,146.0	57,542.5
-o/w: General government and Central bank	28,967.4	27,695.7	26,952.1	27,712.9	27,186.6	25,906.5

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	2016.Q1.	2016.Q2.	2016.Q3.	2016.Q4.	2017.Q1.	2017.Q2.
	(in EUR millions)
Net external debt denominated in foreign currencies (excl. direct investment debt instruments)	10,470.9	8,909.8	6,434.8	4,729.1	3,279.8	3,458.6
-o/w: General government and Central bank	1,306.2	2,801.5	3,181.3	3,214.6	2,665.0	2,332.6

Source: NBH

Note:—

(1)	In 2014, there were methodological changes in the calculation of the balance of payments statistics, as discussed in further detail below.

The current account surplus amounted to EUR6,967 million in 2016, largely due to a large surplus in goods and services. During 2016, net direct investment increased, reaching EUR1,913 million compared to a net inflow of EUR1,093 million in 2015.

In the first half of 2017, the current account showed a surplus of EUR2,703 million compared to a surplus of EUR4,039 million in the first half of 2016. During the first half of 2017, net direct investment registered a net outflow of EUR341 million, compared to net outflow of EUR447 million in the first half of 2016.

Methodological Changes in Calculation of Balance of Payments Statistics

In 2014, Hungary implemented the methodological changes described below with respect to the calculation of balance of payments statistics.

Revisions due to the methodological change of 2014

Since June 2014, balance of payments data had been compiled and disclosed based on standards published by the IMF in the new Balance of Payments and International Investment Position Manual Sixth Edition (BPM6). Under BPM6, the structure and main categories have been fully harmonized with the structure and concepts of national accounts. The new balance of payments methodology applies the sectorization and terminology of the System of National Accounts (SNA). The sign convention applied in financial accounts has also changed in the wake of harmonization. Instead of inflow/outflow, positive or negative changes in assets and liabilities are presented with assets minus liabilities constituting the balance (net assets). The sign of net lending calculated based on the top-down (current and capital account) or bottom-up approach (financial account) is therefore identical.

Below is a brief summary of how the changes arising from the implementation of the new methodology affect the individual balance of payments categories.

Current account balance

For goods, the new methodology brought about several changes. Merchanting, which used to form part of services, will be recognized here, while goods for processing in the reporting economy and goods for processing abroad as well as maintenance and repair were removed from goods and transferred to services. Durable and high-value goods acquired for own use are included in trade in goods, while under the old methodology they were classified into travel. Methodologically, the recording of illegal trade in goods is a new element.

For services, goods for processing in the reporting economy, goods for processing abroad and maintenance and repair services are new, while merchanting is removed from services to goods. A methodological change that affects travel is that durable and high-value goods are transferred from services to goods, and accounting for illegal transactions will be a new element here. From this time onwards, the sales of intellectual property, which was formerly recognized under non-produced, non-financial assets, will

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also be accounted for under services. Financial intermediation services indirectly measured (FISIM), which were formerly included in interest income implicitly is a new element in services.

Primary income is a new category.

Compensation of employees and other investment income was supplemented with a new income element which includes product and production taxes and subsidies formerly recognized as current transfers (partly EU transfers). For direct investment, extraordinary dividends paid from the earnings of previous years (superdividends) must be recorded as a withdrawal of equity rather than as of income. For the purposes of the balance of payments presentation, income on reserve assets is recognized in a separate row, thus portfolio investment and other investment will also change accordingly.

Secondary income is the new term formerly used for current transfers. In addition to the change of names, the fact that product and production taxes and subsidies are reclassified under primary income represents a change in contents also.

Capital account

In the capital account, capital transfers are only affected by the effects of migrants. Computer software, audiovisual products and transactions involving the proprietary rights arising from research and development have been reclassified into the appropriate service categories from non-produced, non-financial assets.

Financial account

Under direct investment, the change in the standard presentation from a breakdown by the direction of investment to a methodology that applies a breakdown by assets and liabilities is a substantial change. Thus, all assets and liabilities which may have been netted in the aggregate figures of the breakdown by the direction of investment are recorded separately. It primarily shows for equity, in the recognition of reverse investment, since the asset and liability data have already been available for other capital. The old breakdown based on the directional principle will still be published for the sake of facilitating analysis.

The role of equity share is replaced by the voting power, while indirect voting power and fellow enterprises receive a greater emphasis. In the case of the latter, assets and liabilities are classified in the breakdown by directional principle according to the resident or non-resident status of their ultimate investors. Investments among corporate group members representing voting shares of less than 10% must also be recorded among direct investments under the new methodology. Extraordinary dividends paid from the earnings of previous years (superdividends) must be treated as a withdrawal of equity rather than as direct investment income.

For portfolio investments, according to the new methodology, securitized and unsecuritized participations embodying a voting power of less than 10% within the enterprise group were reclassified under the new methodology to direct investment income, while unsecuritized participations embodying a voting power of less than 10% outside the enterprise group were moved to other investment.

Financial derivatives, employee stock options, and reserve assets were not changed upon the implementation of the new methodology.

Unsecuritized participations embodying a voting power of less than 10% outside the enterprise group have been transferred to other investment from portfolio investments. Also, under other investment, a liability is recorded together with SDR allocation which was recognized under reserves.

Foreign Trade

The tables below set forth Hungary’s trade in goods by territory for the periods indicated.

The EU–15 category consists of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden and United Kingdom.

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Countries joining the EU after 2004 consist of Bulgaria, Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Romania, Slovak Republic, Slovenia and Croatia. These two groups together form European Union countries.

Table 21: Exports by Destination

	European Union countries		Non-EU Countries		Total	EU-15	Countries joining the EU after 2004		Asian countries	American countries
	(EUR millions)
2012	62,003		17,949		79,952	42,917	19,087		5,118	2,956
2013	62,639	(1)	18,655	(2)	81,294	44,079	18,560	(1)	4,903	3,599
2014	66,136	(1)	18,369	(2)	84,506	47,416	18,720	(1)	4,461	4,112
2015	71,509	(1)	18,951	(2)	90,460	51,442	20,067	(1)	5,168	4,566
2016	73,930	(1)	19,060	(2)	92,990	53,062	20,868	(1)	5,403	4,509
First six months of 2017	40,362	(1)	10,629	(2)	50,990	28,850	11,512	(1)	2,978	2,366

Source: CSO

Notes:—

(1)	Including Croatia
(2)	Excluding Croatia

Table 22: Exports by Commodity Group

	Food, beverages, tobacco	Crude materials	Fuels, electric energy	Manufactured goods	Machinery and transport equipment	Total
	(EUR millions)
2012	6,526	2,733	3,234	24,852	42,606	79,952
2013	6,530	2,487	2,932	25,818	43,526	81,294
2014	6,402	2,234	2,830	26,740	46,300	84,506
2015	6,585	2,054	2,079	28,075	51,666	90,460
2016	6,568	2,074	1,696	29,100	53,552	92,990
First six months of 2017	3,561	1,189	1,212	16,441	28,588	50,990

Source: CSO

Table 23: Imports by Origin

	European Union countries		Non-EU countries		Total	EU-15	Countries joining the EU after 2004		Asian countries	American countries
	(EUR millions)
2012	51,957		21,341		73,297	38,210	13,747		9,558	2,577
2013	53,542	(1)	21,197	(2)	74,739	38,740	14,802	(1)	8,930	2,777
2014	58,901	(1)	19,331	(2)	78,232	42,586	16,315	(1)	8,890	1,905
2015	62,920	(1)	18,944	(2)	81,865	45,502	17,419	(1)	10,163	2,218
2016	65,056	(1)	18,209	(2)	83,265	47,070	17,986	(1)	10,029	2,297
First six months of 2017	35,205	(1)	10,954	(2)	46,159	25,645	9,560	(1)	5,707	1,316

Source: CSO

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Notes:—

(1)	Including Croatia
(2)	Excluding Croatia

Table 24: Imports by Commodity Group

	Food, beverages, tobacco	Crude materials	Fuels, electric energy	Manufactured goods	Machinery and transport equipment	Total
	(EUR millions)
2012	3,881	1,855	9,514	24,526	33,522	73,297
2013	3,785	1,762	9,391	25,381	34,419	74,739
2014	4,027	1,684	9,341	26,989	36,190	78,232
2015	4,226	1,739	6,698	29,093	40,109	81,865
2016	4,498	1,731	5,306	30,274	41,456	83,265
First six months of 2017	2,413	1,015	3,537	16,711	22,483	46,159

Source: CSO

Hungary’s foreign trade in goods with industrialized countries (in particular, EU countries) has increased in recent years. EU countries accounted for 80% and 79% of Hungary’s exports and 78% and 76% of imports in 2016 and the first six months of 2017, respectively.

China is Hungary’s largest trade partner outside the EU, with imports worth HUF1,367.8 billion and exports worth HUF630.6 billion in 2016.

Trade Policy

Hungary has taken a number of steps since the beginning of the 1990s to integrate its economy into the global trading system.

European Union

Upon accession to the EU, Hungary adopted all aspects of the Common Commercial Policy of the EU. This includes the application of the Common External Tariff, EU preferential trade agreements and regimes, WTO commitments and trade defense measures. The overall effect of these changes is that the trade regime of Hungary has become more open and transparent (for example, the average level of customs duties decreased by about 50% following Hungary’s accession to the EU, and, within the framework of the WTO, the country became a party to the Agreement on Government Procurement, the Agreement on Trade in Civil Aircraft and the Information Technology Arrangement). Further, by virtue of Hungary’s membership in the EU, it is also a member of the European Economic Area (“EEA”), along with Norway, Iceland, and Lichtenstein and the other EU-member countries.

Bilateral Trade Agreements

In addition to the multilateral trade agreements discussed above, Hungary has also entered into bilateral trade agreements with several countries, including Slovenia, Romania, Turkey, Israel, Bulgaria, Lithuania, Latvia and Estonia. Hungary has entered into trade and co-operation agreements with certain Central European countries designed to lower or eliminate trade barriers.

Foreign Direct Investment

The following table sets forth historical records of foreign direct investment (“FDI”) in Hungary and Hungarian direct investments abroad during the years indicated:

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Table 25: Foreign Direct Investment Flows(1)

	2012	2013	2014	2015	2016
	(in EUR millions)
3.1. Direct investment (net assets)	(2,094.6)	(1,137.8)	(2,948.0)	(1,093.4)	(1,912.8)
3.1.k. Abroad (net assets)	9,089.7	1,391.6	2,911.0	(14,381.4)	(7,668.6)
3.1.1.k Equity (net assets)	12,758.5	1,332.9	3,087.6	(15,565.8)	(6,527.3)
3.1.1.1.ki Equity other than reinvestment of earnings (net assets)	11,762.9	771.1	2,188.6	(15,836.6)	(7,467.5)
3.1.1.2.ki Reinvestment of earnings (net assets)	995.6	561.8	899.0	270.8	940.3
3.1.2.ki Debt instruments (net assets)	(3,668.7)	58.6	(176.6)	1,184.4	(1,141.4)
3.1.2.1.ki Assets	(3,338.8)	506.0	239.5	765.6	(838.2)
3.1.2.2.ki Liabilities	330.0	447.4	416.1	(418.8)	303.2
3.1.t In Hungary (net liabilities)	11,184.3	2,529.3	5,858.9	(13,288.0)	(5,755.9)
3.1.1.t Equity (net liabilities)	5,853.5	4,250.3	4,707.6	4,274.6	(1,537.3)
3.1.1.1.be Equity other than reinvestment of earnings (net liabilities)	4,391.6	2,719.0	906.0	306.8	(5,504.5)
3.1.1.2.be Reinvestment of earnings (net liabilities)	1,462.0	1,531.3	3,801.7	3,967.8	3,967.2
3.1.2.be Debt instruments (net liabilities)	5,330.8	(1,721.0)	1,151.3	(17,562.6)	(4,218.6)
3.1.2.1.be Assets	(7,109.8)	2,008.9	858.6	19,623.3	(1,687.0)
3.1.2.2.be Liabilities	(1,779.1)	287.9	2,009.8	2,060.7	(5,905.6)

	2016.Q1.	2016.Q2.	2016.Q3.	2016.Q4.	2017.Q1.	2017.Q2.
	(in EUR millions)
3.1. Direct investment (net assets)	(213.3)	660.3	(1,489.9)	(869.9)	(313.4)	654.1
3.1.k. Abroad (net assets)	(9,135.5)	343.6	268.4	854.8	2,465.7	1,052.0
3.1.1.k Equity (net assets)	(8,455.0)	629.1	439.7	859.0	2,244.7	749.3
3.1.1.1.ki Equity other than reinvestment of earnings (net assets)	(8,571.9)	468.5	144.5	491.3	2,027.1	697.1
3.1.1.2.ki Reinvestment of earnings (net assets)	116.9	160.6	295.2	367.6	217.6	52.2
3.1.2.ki Debt instruments (net assets)	(680.5)	(285.4)	(171.3)	(4.2)	221.0	302.7
3.1.2.1.ki Assets	(546.7)	(67.2)	(247.5)	23.2	325.7	276.9
3.1.2.2.ki Liabilities	133.8	218.2	(76.2)	27.4	104.7	(25.8)
3.1.t In Hungary (net liabilities)	(8,922.2)	(316.7)	1,758.3	1,724.8	2,779.1	397.9
3.1.1.t Equity (net liabilities)	(8,196.4)	(852.5)	5,536.5	1,975.1	2,813.3	(169.8)
3.1.1.1.be Equity other than reinvestment of earnings (net liabilities)	(9,115.4)	(467.1)	3,855.3	222.8	1,622.9	(478.6)
3.1.1.2.be Reinvestment of earnings (net liabilities)	919.0	(385.4)	1,681.2	1,752.4	1,190.3	308.8
3.1.2.be Debt instruments (net liabilities)	(725.8)	535.8	(3,778.2)	(250.4)	(34.2)	567.7
3.1.2.1.be Assets	(429.0)	693.5	(584.8)	(1,366.7)	(308.1)	220.0
3.1.2.2.be Liabilities	(1,154.8)	1,229.3	(4,363.0)	(1,617.1)	(342.3)	787.7

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Source: NBH

Notes:—

(1)	In 2014, there were methodological changes in the calculation of the balance of payments statistics including foreign direct investments, as discussed in further detail above.

In 2012, net FDI inflow amounted to EUR2,095 million. In 2013 net FDI inflow declined significantly compared to 2012, reaching EUR1,138 million. In 2014, net FDI inflow increased significantly, reaching EUR2,948 million. In 2015, net FDI inflow decreased significantly, reaching EUR1,093 million. In 2016, net FDI inflow increased significantly, reaching EUR1,913 million.

As of June 30, 2017, the cumulative FDI in Hungary was EUR104.2 billion.

The following table sets forth certain information regarding FDI in Hungary and Hungarian direct investments abroad during the six months ended June 30, 2017 as compared to the same period in 2016:

Table 26: Foreign Direct Investment Flows: First Half of 2016 and 2017

	2015H1	2016H1	Change
	(EUR millions)%
3.1. Direct investment (net assets)	447.0	340.7	(23.8)
3.1.k. Abroad (net assets)	(8,791.8)	3,517.7	(140.0)
3.1.1.k Equity (net assets)	(7,825.9)	2,994.0	(138.3)
3.1.1.1.ki Equity other than reinvestment of earnings (net assets)	(8,103.4)	2,724.2	(133.6)
3.1.1.2.ki Reinvestment of earnings (net assets)	277.5	269.8	(2.8)
3.1.2.ki Debt instruments (net assets)	(965.9)	523.7	(154.2)
3.1.t In Hungary (net liabilities)	(613.9)	602.6	(198.2)
3.1.2.1.ki Assets	352.0	78.9	(77.6)
3.1.2.2.ki Liabilities	(9,238.9)	3,177.0	(134.4)
3.1.1.t Equity (net liabilities)	(9,048.8)	2,643.5	(129.2)
3.1.1.1.be Equity other than reinvestment of earnings (net liabilities)	(9,582.5)	1,144.4	(111.9)
3.1.1.2.be Reinvestment of earnings (net liabilities)	533.7	1,499.1	180.9
3.1.2.be Debt instruments (net liabilities)	(190.0)	533.5	(380.8)
3.1.2.1.be Assets	264.6	(88.1)	(133.3)
3.1.2.2.be Liabilities	74.5	445.4	497.6

Source: NBH

During the six-month period ended June 30, 2017, the balance of net direct investment showed an outflow of EUR341 million compared to the EUR447 million net inflow during the same period of 2016.

Net foreign direct investment abroad in the first half of 2017 generated a net outflow of EUR3,518 million, while in the same period of 2016 net foreign direct investments abroad generated a net capital inflow of EUR8,792 million. In the first half of 2017, net foreign direct investment abroad in the form of debt instruments amounted to a EUR524 million outflow; inflow amounted to EUR966 million during the same period of 2016. In the first half of 2017 net foreign direct investment abroad in the form of equity capital (including reinvestment of earnings and equity) amounted to a EUR2,994 million outflow; during the same period of 2016, a net capital inflow amounted to EUR7,826 million. In the first half of 2017, net foreign direct investment abroad in the form of reinvestment of earnings amounted to a EUR270 million outflow; during the same period of 2016, a net capital outflow amounted to EUR277 million. In the first half

38

of 2017, net foreign direct investment abroad in the form of equity capital (excluding reinvestment of earnings) amounted to a EUR2,724 million outflow; during the same period of 2016, a net capital inflow amounted to EUR8,103 million.

Net foreign direct investment in Hungary in the first half of 2017 generated a net inflow of EUR3,177 million, while in the same period of 2016, net foreign direct investment in Hungary generated a net capital outflow of EUR9,239 million. In the first half of 2017, net foreign direct investment in Hungary in the form of debt instruments amounted to a EUR534 million inflow; during the same period of 2016, a net capital outflow amounted to EUR190 million. In the first half of 2017, net foreign direct investment in Hungary in the form of equity capital (including reinvestment of earnings and equity) amounted to a EUR2,643 million inflow; during the same period of the previous year, a net capital outflow amounted to EUR9,049 million. In the first half of 2017, net foreign direct investment in Hungary in the form of reinvestment of earnings amounted to a EUR1,499 million inflow; during the same period of 2016, a net capital inflow amounted to EUR534 million. In the first half of 2017, net foreign direct investment in Hungary in the form of equity capital (excluding reinvestment of earnings) amounted to a EUR1,144 million inflow; during the same period of 2016, a net capital outflow amounted to EUR9,583 million.

In recent years, reinvested earnings in Hungary and FDI in the form of other capital have been relatively high, amounting to approximately half of the balance of net income on equities. Further, the increasing investment by Hungarian companies in the form of equity capital abroad has primarily been a result of certain Hungarian companies seeking to increase their footprint in the Central-Eastern European region generally.

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Table 27: FDI Outflows by Economic Activity, net (excluding SPEs)

	2012	2013	2014	2015	2016
	(in EUR millions)
Agriculture, hunting and forestry	(4.4)	0.0	(11.7)	0.1	(0.1)
Mining and quarrying	350.6	(153.3)	252.0	(184.2)	(9.9)
Manufacturing	515.9	55.5	390.8	1,200.7	1,319.1
Food products; beverage and tobacco	0.0	1.2	5.7	12.4	7.1
Textiles wearing apparel and leather products	3.6	0.7	(0.5)	(2.1)	(0.5)
Wood, paper, printing and reproduction	6.1	1.5	6.4	(2.1)	7.8
Coke and refined petroleum products	86.0	(93.1)	C	C	149.3
Chemicals and chemical products	(11.1)	(10.3)	5.9	12.3	(6.1)
Basic pharmaceutical products	(70.5)	148.5	269.0	303.3	481.1
Rubber and plastic products	16.6	18.2	18.5	17.1	126.3
Other non-metallic mineral products	(31.9)	(9.6)	(2.0)	1.8	5.5
Basic metals and fabricated metal products	4.9	(1.5)	5.6	0.6	304.0
Computer, electronics and optical products	433.2	66.8	93.0	190.7	155.9
Electrical equipment	(1.6)	(0.9)	C	C	C
Machinery and equipment n.e.c.	20.7	5.0	(4.2)	0.3	(1.1)
Total vehicle and other transport equipment	61.3	(92.3)	2.0	496.5	49.1
Manufacturing not elsewhere classified	(1.4)	21.3	10.8	5.8	39.1
Electricity, gas, stem and air conditioning supply	1.0	5.2	2.5	10.5	(16.3)
Water supply, sewerage, waste management and remediation activities	0.3	(1.7)	(0.5)	0.7	0.5
Construction	(6.8)	1.1	(11.5)	(35.7)	22.7
Services	8,342.7	1,551.7	2,144.1	(15,509.1)	(9,210.3)
Wholesale and retail trade; repair of vehicles	232.5	(233.8)	244.0	(14,044.8)	(154.9)
Transportation and storage	(3.7)	(0.4)	(3.3)	14.9	27.3
Accommodation and food services	(2.7)	4.0	3.6	(0.3)	2.6
Information and communication	17.1	(6.6)	261.7	201.4	51.9
of which: Telecommunication	7.3	(0.2)	(10.2)	(10.4)	13.6
of which: Information technical services	(4.1)	2.9	1.1	182.6	28.0
of which: Information services activities	0.0	0.0	0.0	C	(0.2)
Financial and insurance activities	3,276.0	712.5	1,183.0	769.9	390.2
of which: Financial intermediation	214.0	664.5	1,089.0	729.0	322.3
of which: Other monetary intermediation	262.9	20.8	239.3	264.7	82.3
of which: Insurance, reinsurance and pension funding	9.7	(0.2)	26.1	(1.9)	(7.5)
Real estate activities	165.7	94.5	17.2	35.9	7.1
Professional, scientific and technical activities	1,812.7	98.8	(79.5)	(2,325.5)	196.1
of which: Legal and accounting activities	0.0	(0.7)	C	C	C
of which: Activities of head office; management consultancy activities	1,918.3	18.9	(65.7)	(2,331.8)	3.1
of which: Scientific research and development	1.8	6.0	C	C	C
Other services	2,845.1	882.9	517.5	(160.7)	(9,730.6)

40

	2012	2013	2014	2015	2016
	(in EUR millions)
of which: other supplementing business services	2,850.3	884.5	489.8	(134.7)	(9,726.1)
Private purchase and sales of real estate	(121.4)	(66.9)	141.9	131.5	225.7
Not allocated	11.7	0.0	C	C	0.0
TOTAL	9,089.7	1,391.6	2,911.0	(14,381.4)	(7,668.6)

Source: NBH

Note: C denotes confidential data.

Table 28: FDI Inflows by Economic Activity, net (excluding SPEs)

	2012	2013	2014	2015	2016
	(in EUR millions)
Agriculture, hunting and forestry	46.3	40.8	51.9	41.5	3.2
Mining and quarrying	20.9	22.9	10.9	(8.4)	(23.8)
Manufacturing	4,969.1	2,702.9	2,069.6	(12,589.3)	14,433.7
Food products; beverage and tobacco	(27.1)	52.5	(29.8)	95.1	20.4
Textiles wearing apparel and leather products	(1.8)	6.3	25.3	31.9	5.3
Wood, paper, printing and reproduction	3.6	68.9	124.3	121.2	416.8
Coke and refined petroleum products	(2.5)	2.7	0.9	4.1	(0.8)
Chemicals and chemical products	(1.9)	(48.2)	(13.2)	86.3	(22.3)
Basic pharmaceutical products	334.8	380.4	189.2	(664.5)	466.1
Rubber and plastic products	141.6	327.4	331.7	277.2	380.0
Other non-metallic mineral products	66.7	72.8	24.1	(26.7)	61.1
Basic metals and fabricated metal products	0.0	176.7	159.0	39.6	45.4
Computer, electronics and optical products	(11.9)	(45.1)	276.4	426.4	371.0
Electrical equipment	(23.2)	87.7	86.5	123.7	69.7
Machinery and equipment n.e.c.	276.2	474.8	161.6	(13,679.3)	12,220.8
Total vehicle and other transport equipment	4,158.5	975.6	361.7	468.7	322.1
Manufacturing not elsewhere classified	55.8	170.3	371.9	106.9	78.2
Electricity, gas, stem and air conditioning supply	340.7	(494.4)	(499.1)	96.8	(216.2)
Water supply, sewerage, waste management and remediation activities	(5.6)	(13.2)	(29.1)	(12.4)	(4.3)
Construction	(45.6)	(140.2)	(57.7)	19.3	33.3
Services	5,806.7	366.4	4,260.5	(877.7)	(20,029.9)
Wholesale and retail trade; repair of vehicles	(182.8)	(127.3)	368.5	408.0	(104.5)
Transportation and storage	79.7	(650.7)	46.4	223.3	566.7
Accommodation and food services	(9.5)	9.6	(25.1)	44.3	77.0
Information and communication	(7.1)	50.0	177.5	602.2	(307.8)
of which: Telecommunication	142.8	65.4	368.8	181.5	(258.9)
of which: Information technical services	39.6	6.2	41.5	32.0	(0.5)

41

	2012	2013	2014	2015	2016
	(in EUR millions)
of which: Information services activities	(72.0)	16.9	10.9	(21.0)	(107.8)
Financial and insurance activities	4,342.5	1,778.6	2,243.7	431.4	(8,846.2)
of which: Financial intermediation	4,374.8	1,783.3	2,249.9	503.4	(8,835.1)
of which: Other monetary intermediation	1,721.6	867.2	1,755.4	(184.2)	510.2
of which: Insurance, reinsurance and pension funding	(37.4)	(15.9)	(11.3)	(36.1)	(14.2)
Real estate activities	(7.6)	83.2	74.2	3.7	(275.8)
Professional, scientific and technical activities	5,959.8	(302.4)	980.3	(2,217.3)	(3,418.9)
of which: Legal and accounting activities	33.4	(119.1)	6.1	144.8	38.3
of which: Activities of head office; management consultancy activities	5,938.0	(204.8)	904.0	(2,374.5)	(3,539.6)
of which: Scientific research and development	2.9	6.3	8.8	(14.2)	6.0
Other services	(4,368.4)	(474.6)	395.0	(373.3)	(7,720.4)
of which: other business service	(4,413.7)	(545.2)	235.1	(342.4)	(7,825.6)
Private purchase and sales of real estate	51.9	44.1	51.8	42.2	48.2
Not allocated	0.0	0.0	0.0	0.0	0.0
TOTAL	11,184.3	2,529.3	5,858.9	(13,288.0)	(5,755.9)

Source: NBH

The following tables set forth the composition of net FDI into Hungary according to the destination and origin of FDI for the periods indicated:

42

Table 29: FDI Outflows by Destination, net (excluding SPEs)

Country	2012	2013	2014	2015	2016
	(in EUR millions)
Europe	6,635.8	420.9	1,627.0	(15,168.9)	1,416.7
of which: Austria	65.4	(7.2)	7.0	(20.2)	16.0
Belgium	3,051.6	47.6	70.7	41.1	64.3
Belarus	0.1	0.1	0.0	0.0	0.0
Bulgaria	21.5	(4.2)	47.9	10.8	(39.0)
Cyprus	94.0	(168.2)	180.6	36.4	370.7
Czech Republic	68.1	21.5	59.5	(28.4)	43.4
Denmark	(4.3)	0.0	0.0	C	C
United Kingdom	13.3	(18.5)	15.7	17.5	18.5
Estonia	0.2	(0.2)	C	C	C
Finland	0.4	0.2	C	C	C
France	103.7	4.7	13.0	(18.4)	7.9
Greece	(3.5)	0.0	C	C	C
Netherlands	317.7	22.1	682.2	56.6	(127.6)
Croatia	113.4	62.8	91.9	(18.1)	100.3
Iceland	0.0	0.4	C	C	C
Ireland	44.3	14.9	C	C	4.3
Poland	(20.4)	(11.5)	42.3	33.8	50.0
Latvia	0.0	1.6	(0.2)	1.4	(0.3)
Liechtenstein	0.0	0.0	0.0	0.0	C
Lithuania	0.4	0.2	0.8	0.9	1.2
Luxemburg	1,532.7	888.6	144.9	(1,955.6)	189.0
Macedonia	(2.9)	(3.0)	(100.0)	13.6	(4.2)
Malta	0.0	0.0	C	C	C
Montenegro	10.8	10.4	(17.4)	(3.5)	5.0
Germany	(2.5)	(2.7)	5.7	58.9	100.4
Norway	0.5	0.0	0.0	C	C
Italy	(57.5)	(129.4)	(30.7)	(20.4)	332.7
Russia	108.5	26.4	42.6	(28.8)	64.8
Portugal	(8.0)	4.7	0.6	(35.9)	C
Romania	149.6	92.4	111.9	135.7	(48.0)
Spain	(8.4)	7.2	37.3	35.1	28.4
Switzerland	813.7	(455.0)	(213.6)	(13,810.4)	(1.5)
Sweden	(0.8)	0.4	0.0	(0.4)	C
Serbia	61.7	(71.5)	57.7	1.3	53.3
Slovakia	206.1	114.1	98.8	250.1	152.5
Slovenia	7.5	(7.3)	(10.2)	(64.4)	(2.3)
Turkey	(34.1)	3.5	(9.1)	1.3	C
Ukraine	17.6	(16.6)	167.7	108.6	120.3
America	2,286.6	803.7	1,102.2	240.5	(9,349.0)
North America	(66.1)	(12.6)	615.2	75.4	(181.4)
United States	(84.7)	(12.6)	597.2	50.3	(185.0)
Canada	18.6	(0.1)	C	C	C
Central America	2,313.3	827.2	464.6	118.0	(9,239.7)
Mexico	2.8	3.2	12.4	205.3	13.2
Brit Virgin Island	0.0	0.0	(0.2)	1.3	(0.7)

43

Country	2012	2013	2014	2015	2016
	(in EUR millions)
South America	39.4	(10.9)	22.4	47.1	72.1
Argentina	1.2	2.8	C	C	C
Brazil	38.4	(13.1)	12.8	32.4	63.6
Chile	(0.2)	0.0	C	C	C
Colombia	0.0	0.1	C	C	C
Uruguay	0.0	(0.6)	C	C	0.0
Venezuela	0.0	0.0	0.0	0.0	0.0
Asia	96.7	239.8	177.4	518.6	257.9
Near and Middle East	22.7	108.0	169.6	492.8	273.4
Islamic Republic of Iran	0.0	0.0	0.0	0.0	0.0
Israel	30.3	122.1	166.6	495.9	286.5
Oher Asian Countries	74.1	131.9	7.9	25.8	(15.5)
of which: South Korea	61.6	41.3	12.5	19.5	21.2
Philippines	0.0	0.0	0.0	0.0	C
Hong Kong	(1.3)	75.0	1.7	4.4	20.8
India	6.8	5.6	0.9	0.0	(1.0)
Indonesia	0.0	0.0	0.0	0.0	0.0
Japan	1.0	(1.4)	0.9	(0.6)	2.6
China	0.8	(0.6)	2.5	1.9	5.4
Malaysia	(4.5)	(0.2)	C	C	C
Singapore	5.1	5.6	(16.7)	(8.4)	(70.0)
Taiwan	0.9	0.2	C	C	C
Thailand	(0.2)	0.0	C	0.0	0.0
Africa	76.7	(72.4)	0.5	38.6	(3.3)
North Africa	0.0	0.0	0.0	C	C
of which: Egypt	0.0	0.0	0.0	C	C
Morocco	0.0	0.0	0.0	0.0	0.0
Other African Countries	76.7	(72.4)	0.5	38.6	(2.9)
of which: South Africa	0.2	0.0	0.0	C	C
Oceania & Polar Regions	(5.2)	(0.4)	3.6	(10.9)	8.7
of which: Australia	(5.2)	(0.4)	3.6	(10.9)	8.7
New Zealand	0.0	0.0	0.0	0.0	0.0
International Organizations	0.0	0.0	0.0	0.0	0.0
Not allocated	(0.9)	(0.1)	0.3	0.6	0.4
Total	9,089.7	1,391.6	2,911.0	(14,381.4)	(7,668.6)

Source: NBH

Note: C denotes confidential data.

Table 30: FDI Inflows by Origin, net (excluding SPEs)

	2012	2013	2014	2015	2016
	(in EUR millions)
Europe	8,904.6	2,120.7	4,524.3	(4,422.5)	(6,513.3)
of which: Austria	1,151.7	(60.1)	1,090.5	958.5	(382.3)
Belgium	(126.0)	(93.1)	284.4	(372.7)	266.4
Belarus	0.4	0.1	C	C	C

44

	2012	2013	2014	2015	2016
	(in EUR millions)
Bulgaria	2.6	(5.0)	(12.7)	(10.7)	3.2
Cyprus	(118.9)	(79.1)	(32.0)	(38.6)	(93.5)
Czech Republic	1.7	30.5	27.2	22.7	112.2
Denmark	(18.6)	105.0	209.8	36.6	116.6
United Kingdom	1,258.1	185.7	(376.0)	893.0	(901.0)
Estonia	0.2	0.2	0.3	0.0	(0.1)
Finland	15.5	5.4	(108.0)	(19.9)	2.2
France	(74.3)	(644.2)	15.5	(1,412.9)	1,675.7
Greece	0.9	(50.6)	3.2	(4.0)	44.9
Netherlands	(3,128.9)	(318.8)	2,450.5	4,492.7	(8,422.5)
Croatia	(37.9)	53.8	19.8	(198.2)	(5.7)
Iceland	(0.2)	0.3	2.7	(1.3)	(1.0)
Ireland	(1,293.2)	2,180.3	(121.4)	5,148.2	(3,780.8)
Poland	15.1	(85.1)	19.3	95.1	122.2
Latvia	0.1	0.3	0.0	(0.2)	(4.2)
Liechtenstein	(60.5)	(10.3)	(24.2)	9.7	2.4
Lithuania	(0.3)	2.5	2.3	(1.6)	3.1
Luxemburg	6,523.8	(206.2)	(28.1)	(11,685.0)	(162.5)
Macedonia	(2.5)	2.3	0.1	0.0	(0.9)
Malta	74.9	(9.4)	(21.5)	312.0	(215.2)
Montenegro	0.0	0.0	C	0.0	0.0
Germany	614.3	209.2	839.6	(1,964.5)	3,278.6
Norway	9.7	40.7	186.0	(17.1)	(14.3)
Italy	3,884.5	367.9	175.9	242.3	1,364.8
Russia	(22.6)	30.2	438.3	(39.7)	8.8
Portugal	67.1	59.9	(213.8)	(37.4)	(8.5)
Romania	(20.5)	26.4	5.8	(25.2)	6.8
Spain	38.4	(212.1)	(95.2)	(25.0)	(32.7)
Switzerland	135.4	460.9	(245.6)	(1,066.1)	122.0
Sweden	(49.2)	10.8	(69.3)	58.8	19.1
Serbia	(0.4)	0.8	(7.9)	18.4	(12.0)
Slovakia	22.2	(29.7)	9.9	(38.2)	(27.8)
Slovenia	(30.2)	0.4	(0.3)	5.5	7.4
Turkey	6.2	12.5	(3.7)	(1.6)	3.8
Ukraine	7.9	178.4	78.5	88.8	49.4
America	2,098.9	302.6	225.9	(9,640.3)	(185.8)
North America	135.8	(498.2)	310.0	(2,618.2)	(310.5)
United States	105.5	(472.4)	205.1	(2,643.8)	(315.1)
Canada	30.3	(25.8)	104.9	25.6	4.6
Central America	1,989.2	791.4	(94.0)	(7,032.6)	113.5
Mexico	(12.8)	42.6	(12.9)	(368.1)	65.8
Brit Virgin Island	160.8	(113.7)	(311.6)	(11.9)	(13.3)
South America	(26.1)	9.4	9.9	10.5	11.1
Argentina	1.2	0.7	(1.2)	(0.6)	0.6
Brazil	(24.0)	15.4	12.3	4.7	4.7
Chile	0.1	(2.6)	(0.6)	(0.1)	3.3
Colombia	(0.7)	0.2	0.2	0.3	0.4

45

	2012	2013	2014	2015	2016
	(in EUR millions)
Uruguay	0.1	0.0	2.0	(0.3)	0.3
Venezuela	(2.7)	(4.1)	(3.4)	8.2	0.0
Asia	140.5	364.7	788.2	461.1	379.1
Near and Middle East	(74.7)	141.4	(6.1)	777.4	69.3
Islamic Republic of Iran	0.0	0.0	0.4	(0.5)	(0.4)
Israel	(92.9)	(165.9)	(23.2)	748.5	(25.6)
Oher Asian Countries	215.1	223.3	794.3	(316.2)	309.7
of which: South Korea	154.9	132.6	139.3	149.7	160.3
Philippines	2.0	0.2	5.8	2.1	(0.6)
Hong Kong	(37.2)	37.5	94.1	(7.6)	2.2
India	(1.5)	10.2	38.4	(83.7)	(59.0)
Indonesia	(1.0)	(0.9)	2.0	(2.7)	(3.1)
Japan	(112.6)	114.1	292.9	(407.0)	103.9
China	110.3	13.6	102.2	27.8	61.8
Malaysia	(10.1)	(1.6)	24.7	27.5	(16.9)
Singapore	51.1	(16.3)	68.2	(3.9)	23.3
Taiwan	61.0	(50.5)	19.9	(25.1)	36.6
Thailand	0.2	3.6	6.0	(0.3)	(1.0)
Africa	192.2	(131.3)	458.0	202.7	278.1
North Africa	6.8	1.8	(1.2)	(7.7)	5.1
of which: Egypt	0.0	0.0	(0.3)	(2.3)	1.6
Morocco	6.3	1.2	(0.5)	(4.8)	3.0
Other African Countries	185.4	(133.2)	459.2	210.4	273.0
of which: South Africa	(1.0)	(12.7)	0.2	6.3	(1.9)
Oceania & Polar Regions	(24.5)	(20.3)	4.3	9.8	38.5
of which: Australia	(26.3)	(9.5)	(3.9)	13.3	44.8
New Zealand	2.0	(4.2)	9.0	(0.7)	(1.1)
International Organizations	(5.6)	(0.1)	0.3	1.5	117.5
Not allocated	(121.7)	(107.0)	(142.3)	99.6	130.1
Total	11,184.3	2,529.3	5,858.9	(13,288.0)	(5,755.9)

Source: NBH

Foreign Exchange Reserves

The following table presents the level of Hungary’s gold and foreign exchange reserves as of the dates indicated:

Table 31: Gold and Foreign Exchange Reserves

	For the year ended December 31,
	2012	2013	2014	2015	2016	August 31, 2017
	(EUR millions)
International net gold reserves(1)	124.5	86.3	97.5	96.2	0.0	108.6
Foreign exchange(2)	33,756.8	33,696.2	34,480.8	30,225.9	24,384.0	22,257.8
Total	33,881.3	33,782.5	34,578.3	30,322.1	24,384.0	22,366.4

Source: NBH

(1)	Gold valued at London rates fixed on the relevant date.
(2)	Consists of foreign currencies, including the counterparts of swapped gold, converted at exchange rates at the dates shown.

46

MONETARY AND FINANCIAL SYSTEM

The National Bank of Hungary

The NBH is the central bank of Hungary. The independence of the NBH and the members of its decision-making bodies in carrying out the tasks and meeting their obligations are provided for by Act CXXXIX of 2013 on the National Bank of Hungary (the “National Bank Act”). The NBH’s primary objective is to use monetary instruments to achieve and maintain price stability and, without prejudice to this objective, to support the economic policy of the Government. These instruments include:

(1)	setting the central bank base rate (the rate for the NBH’s main policy instrument, the two-week deposit facility and the three-months deposit facility) and the setting of rates for overnight deposit and lending facilities;

(2)	establishing the minimum reserve requirements for commercial banks;

(3)	conducting open market operations, which include sales and purchases of government securities from commercial banks and engaging in other similar transactions to regulate liquidity within the economy; and

(4)	determining and implementing the exchange rate policy in agreement with the Government.

The NBH is a company limited by shares, with a registered capital of HUF10 billion. The NBH is wholly owned by Hungary and is regulated by the National Bank Act. The supreme body of the NBH is the General Assembly, and the Minister for National Economy (previously the Finance Minister) represents Hungary as the sole shareholder. The Monetary Council is the highest monetary policy decision-making body of the NBH. The Monetary Council holds meetings at least once every month and makes the most important decisions concerning the general activities of the NBH, including the setting of the official interest rate.

On January 1, 2012, the former Act on the National Bank of Hungary went into effect, which raised the number of Monetary Council members to a minimum of five and a maximum of nine and set the number of Deputy Governors of the NBH to a minimum of two and a maximum of three; prior to the adoption of the new Act on the National Bank of Hungary, the number of Deputy Governors of the NBH was set at two. Following a proposal by the Prime Minister, Deputy Governors are appointed by the President. The Governor, the Deputy Governors and five other members elected by Parliament constitute the Monetary Council.

On April 12, 2012, the European Central Bank (“ECB”) announced that it had determined that such amendment violated the independence of NBH. On April 17, 2012, the Government introduced a bill to the Parliament of Hungary to amend this Act. (In June 2012, such bill was withdrawn and a new bill was submitted on July 6, 2012.)

On April 17, 2012, the Government introduced an amendment to the New Constitution in Parliament, proposing to abolish the provision of the New Constitution which allowed the merger of NBH and HFSA in a manner that was not approved by the ECB. Subsequently, the amendment was approved by Parliament on June 4, 2012 and entered into force on June 18, 2012.

As of July 17, 2012, the European Commission formally closed an infringement procedure launched against Hungary on January 17, 2012, in light of the adoption on July 6, 2012 by the Hungarian Parliament of the new Bill on the amendment to the Central Bank Act. Under the amendment adopted on July 6, 2012, the Monetary Council will not be charged with executing its own decisions and will not decide on the scope of authority of deputy governors or determine the way its tasks are communicated. The amendment abolished the obligation of NBH to send the agenda of the Monetary Council to the Government and also abolished the possibility of participation of a government representative in the Monetary Council’s meetings. According to the amendment adopted on July 6, 2012, the number of internal members (the governor and his deputies) must at all times be less than the number of external members, while the number of external members must at all times be less than twice the number of internal members.

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As of October 1, 2013, the current National Bank Act went into effect including the prior amendments (members of Monetary Council and election rules of Deputy Governors) and also the merger of Hungarian Financial Supervisory Authority and NBH.

Following its election on July 6, 2015, the Supervisory Board of the NBH held its inaugural meeting and began its activities. The Supervisory Board is responsible for the continuous supervision of the NBH on behalf of the owner and controls the internal audit organization within certain restrictions prescribed by the National Bank Act.

Monetary Policy

As set forth in Hungarian law, the NBH is responsible for achieving and maintaining price stability. In June 2001, the Monetary Council decided to conduct its monetary policy within the framework of inflation targeting, which is supplemented by an exchange rate regime using a wide fluctuation margin. See “Exchange Rate Policy.” The inflation target has been 3% for each year following 2006. On March 24, 2015, after a scheduled review of the NBH’s inflation target, the Monetary Council decided to improve the flexibility of the inflation targeting regime by designating a ±1 percentage point tolerance band while maintaining the inflation target defined as a 3% increase in the domestic Consumer Price Index published by the Central Statistical Office. In line with past practice, the NBH will publish an assessment of performance in meeting the inflation target each year, in the Annual Report.

On July 23, 2013, the governor of the NBH, Mr. György Matolcsy, announced that the Monetary Policy Council of the NBH will provide forward guidance regarding interest rate policy. The Monetary Policy Council of the NBH will consider (i) mid-term inflation prospects, (ii) financial stability and (iii) growth prospects in conducting interest rate policy.

According to the Quarterly Report on Inflation published on September 19, 2017, there is a high probability of undershooting the 2017 and 2018 inflation target. In the Report on Inflation, the NBH estimated that the average annual inflation for 2017 and 2018 would be 2.4% and 2.5%, respectively, below the 3% long-term inflation target rate; the inflation rate is projected to reach 2.9% in 2019, which is close to the 3% long-term inflation target rate.

Interest Rate Policy

The main monetary policy instrument used by the NBH to keep the rate of inflation within the target band was its two-week deposit facility. The NBH periodically accepted unlimited two-week deposits at the central bank base rate (i.e., the main official interest rate). Furthermore, the NBH reduced the volatility of overnight interest rates by maintaining an interest rate band around the central bank base rate. The width of the band was plus or minus 0.5% (the active overnight repo rate is 0.5% above and the passive overnight deposit rate is 0.5% below the official rate).

Since 2009, the interest rate corridor around the central bank base rate was plus or minus 100 basis points. As a result, for NBH’s counterparties, the interest rate on the overnight deposit facility was 100 basis points lower, and on the overnight collateralized loan it was 100 basis points higher, than the central bank base rate.

On September 24, 2015, the Monetary Council announced that effective on September 25, 2015 the interest rate corridor was shifted downwards. The overnight the interest rate on collateralized loans was previously 75 basis points higher than the central bank base rate and the interest rate on the overnight deposit facility was 125 basis points lower than the central bank base rate. On March 23, 2016, the difference between the overnight the interest rate on collateralized loans and the central bank base rate was reduced from 75 basis points to 25 basis points. On April 27, 2016, the difference between the interest rate on the overnight deposit facility and the central bank base rate was reduced from 125 basis points to 110 basis points.

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On May 24, 2016, the NBH announced that effective from May 25, 2016 the central bank base rate was reduced to 0.90% from 1.05%. The difference between the interest rate on the overnight deposit facility and the central bank base rate was reduced from 110 basis points to 95 basis points.

On October 26, 2016, the difference between the overnight the interest rate on collateralized loans and the central bank base rate was reduced from 25 basis points to 15 basis points.

On November 23, 2016, the difference between the overnight the interest rate on collateralized loans and the central bank base rate was reduced from 15 basis points to zero.

The following table sets forth indicative interest rates of the NBH as of the dates shown:

Table 32: Selected Interest Rates

	For the year ended December 31,
	2012	2013	2014	2015	2016
NBH base rate	5.75	3.00	2.10	1.35	0.90
Real rate(1)	0.7	2.6	3.0	0.4	(0.9)

Sources: Central Statistical Office, NBH

Notes:—

(1)	The real rate is calculated as follows: (1 + central bank base rate)/(1 + year-on-year inflation rate as of year-end) – 1, where interest rates are expressed as decimal numbers.

Minimum Reserves System

The NBH introduced a minimum reserves system in 1987. Since May 1, 2004 (the date of Hungary’s accession to the EU), the reserves have carried an interest rate equal to the central bank base rate. As a result, the profitability of the banks increased and the indirect taxation of banks was eliminated in accordance with the guidelines of the ECB. On November 24, 2008, the Monetary Council decided to reduce the required reserve ratio from 5% to 2% in order to support domestic credit institutions’ forint liquidity. The 2% reserve ratio applied by the NBH is equal to the reserve ratio applied by the ECB. Since September 6, 2010, all credit institutions subject to reserve requirements have been free to decide whether they want to satisfy their reserve requirements at the current 2% or a higher reserve ratio. Beginning with the November 2010 maintenance period, credit institutions subject to reserve requirements may choose a 2%, 3%, 4% or 5% reserve ratio, and they may alter their choice of the reserve ratio twice a year, in April and October. The method of calculating reserves will remain unchanged. Therefore, required reserves will be equal to the product of the reserve base and the chosen reserve ratio.

Since December 1, 2015 the reserve ratio was set at 2% and subsequently on December 1, 2016 the reserve ratio was reduced to 1%.

Exchange Rate Policy

On February 25, 2008, in agreement with the Government, the Monetary Council decided to abandon the flexible peg of the forint to the euro within a fluctuation band and adopt a floating exchange rate regime, effective February 26, 2008. According to the Monetary Council, the floating exchange rate regime provides NBH with better conditions to achieve its inflation target and, therefore, to meet the nominal convergence criteria to enter into the European Exchange Rate Mechanism II (“ERM II”).

Money Supply

The NBH does not use money supply targets as an instrument of monetary policy. The money supply flexibly adjusts to the money demand, which is indirectly influenced by monetary policy. Increases in monetary aggregates are slowing due to the decrease in the rate of inflation.

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The following table provides information about the composition of the money supply as of the dates indicated:

Table 33: Money Supply

	For the year ended December 31,					As of June 30,
	2012	2013	2014	2015	2016	2017
	(HUF billions)
M1(1)	7,297	8,896	10,738	13,226	16,320	17,022
Deposits with agreed maturity up to two years	7,882	6,949	6,526	5,331	4,074	3,470
M2(2)	15,179	15,845	17,264	18,557	20,394	20,492
Repos, money market units and debt securities up to two years	1,659	1,928	1,421	1,305	875	689
M3(3)	16,838	17,772	18,686	19,862	21,269	21,181

Source: NBH

Notes:—

(1)	Consists of currency in circulation outside monetary financial institutions plus overnight deposits.
(2)	Consists of M1 plus deposits with fixed terms of up to two years.
(3)	Consists of M2 plus repos, money market funds and debt securities with maturities of up to two years.

Since the decline of the global economy in 2008, the NBH has promoted a monetary policy to bolster its domestic banking sector. It has introduced new instruments to provide forint and foreign currency liquidity. The NBH has also broadened the range of eligible collateral for bank operations, extended the maturity of tenders for forint loans and foreign exchange (“FX”) swaps and reduced the mandatory reserve ratio. Other contributory factors to the continuing financial stability of the domestic banking sector include access to liquidity resulting from the financial support package provided by the IMF and the EU, as well as the financial commitment provided by foreign banks to their Hungarian bank subsidiaries.

Since June 2014, the potential instruments of the NBH includes a floating-rate long-term collateralized forint loan facility, designed to improve access to forint liquidity.

In 2014, the Monetary Council announced that the NBH will accept two-week deposits instead of issuing two-week bonds beginning August 1, 2014. Subsequently, on June 2, 2015 the Monetary Council decided to reform the NBH’s monetary policy instruments. The two-week deposit facility was replaced by a three-month, fixed interest central bank deposit as the NBH’s key policy instrument from September 23, 2015. The two-week deposit will remain part of the central bank instruments, but in the future the NBH will announce it with a quantity restriction, using the auction method.

On January 12, 2016, the NBH announced that the Monetary Council decided to terminate the two-week central bank deposit for liquidity management purposes. The current HUF1,000 billion maximum allotment amount was maintained until the end of March 2016; then the stock of two-week deposits allotted at auctions fell gradually to reach zero. Thereafter, i.e. from May 2016, the three-month standing deposit facility will be the NBH’s single long-term sterilization instrument. Subsequently the two-week deposit instrument was terminated in April 2016. As a result, the three-month standing deposit facility became the NBH’s single long-term sterilization instrument.

On July 12, 2016, the NBH announced that from August 2016 the Bank’s three-month deposit tender would be announced once a month instead of the current weekly frequency. From October 2016, the MNB will limit the amount of bids by banks accepted at the tender.

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On September 20, 2016, the NBH announced that the Monetary Council capped the amount of bank liquidity that can be placed in three-month deposits in the fourth quarter of 2016: the volume placed in bank deposits at the tenders held in October, November and December may not exceed HUF 900 billion in total.

On December 20, 2016, the NBH announced that the Monetary Council capped the amount of bank liquidity that can be placed in three-month deposits in the first quarter of 2017: the volume placed in bank deposits at the tenders held in January, February and March may not exceed HUF 750 billion in total.

Funding for Growth Scheme

Following the Monetary Council’s decision at its meeting on April 4, 2013, the Governor of the NBH announced the launch of the Funding for Growth Scheme. Following the announcement, the NBH conducted consultations with financial and business sector representatives and worked out the details of the scheme by taking into account the issues that arose through the consultations. These details were approved by the Monetary Council on April 30, 2013. The Funding for Growth Scheme consists of three pillars and was completed as of August 30, 2013.

Under the first pillar, the NBH stood ready to provide collateralized refinancing loans to its monetary policy counterparties up to a total amount of HUF250 billion over a period of three months (from June 1, 2013 to August 30, 2013). The refinancing loans could be collateralized—with a haircut—by the loans that the credit institutions lend to SMEs under the Funding for Growth Scheme. The interest rate is 0% over the term of the loan. The counterparties of the NBH had equal conditions of access to the refinancing loan facility. Participation in the scheme was voluntary. Credit institutions wishing to participate in the first pillar were allowed to lend further preferential financing from the NBH to SMEs by charging an interest rate margin of a maximum of 2.5%. The interest rate margin must include all fees and commissions as well as the costs of a potential credit guarantee. The initial maturity of refinancing loans provided to credit institutions was a maximum of 10 years and was equal to the term of the loans to be provided to SMEs, which credit institutions will be free to tailor to the needs of borrowers. SMEs were allowed to use preferential rate loans exclusively to finance investment, to invest in working capital, contribute to and prepay EU financial support and to redeem such loans. In the case of redemption, the preferential loans could have been claimed not only at the bank that lent the existing loan but at all of the credit institutions taking part in the Funding for Growth Scheme.

Under the second pillar of the Funding for Growth Scheme, the NBH provided refinancing loans to convert foreign currency loans of SMEs into forint loans. The parameters of the refinancing facility and the conditions to access were identical to those described above for the first pillar. If a loan for early repayment was taken out at the same bank where the enterprise has its foreign currency loan, the NBH provided foreign currency to the bank at market rates from its foreign exchange reserves, in order to prevent the purchase of foreign currency from resulting in volatility of the forint exchange rate. The credit institutions had to undertake that the foreign currency purchased from the NBH was used to repay their short-term external liabilities. As a result of the foreign currency conversion by the NBH, the short-term foreign currency debt and foreign exchange reserves of the country declined to the same extent and Hungary’s reserve adequacy remained unchanged.

The aim of the third pillar of the Funding for Growth Scheme was to reduce Hungary’s gross external debt and the outstanding stock of two-week NBH bonds. The two main instruments to achieve this goal is the NBH entering FX swaps using its foreign exchange reserves, and increased forint financing in the public sector.

On September 2, 2014, the Monetary Council announced an extension of the second phase of the Funding for Growth Scheme from HUF500 billion to HUF1,000 billion.

As of December 31, 2015, credit institutions participating in the second phase of the Funding for Growth Scheme had entered into contracts for a cumulated total amount of HUF1,402.1 billion. Of this amount, credit institutions had disbursed HUF1,330.5 billion to SMEs as of December 31, 2015.

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On February 18, 2015, the NBH announced the extension of the Funding for Growth Scheme (“FGS+”). As a part of its monetary policy instruments, the NBH will provide liquidity to credit institutions against eligible collateral under the FGS+. Counterparties shall use this refinancing to expand their lending to SMEs, while the NBH will assume SME credit risk from credit institutions for a limited time and to a limited extent and amount. Under the FGS+, the NBH will assume 50% of credit losses from credit institutions, but only up to a five-year period and maximum annually 2.5% of the loans outstanding of the individual credit institutions under the scheme.

On April 22, 2015, the Monetary Council extended the deadline to draw down the loans allocated in the Funding for Growth Scheme and the FGS+ to December 31, 2016. In addition, the fee of credit enhancing guarantees is not included in the loan yield maximum of 2.5%.

On October 13, 2016, the NBH announced that the NBH will reallocate HUF 60 billion allotted to the second pillar of the third phase of the Funding for Growth Scheme. According to the announcement, the participating credit institutions will be entitled to draw down the reallocated amount in the first or the second pillar providing local or foreign currency denominated loans. The draw-down period for loans in the second phase of FGS and FGS+ was extended by six months to June 30, 2017 and the draw-down period for loans in the third phase of the Funding for Growth Scheme was extended to June 29, 2018.

Growth Supporting Programme

In January 2016, the NBH launched its Growth Supporting Program (“GSP”) designed to help domestic banks return to market-based financing by gradually phasing out the Funding for Growth Scheme and by announcing a new Market-Based Lending Scheme (“MLS”) providing a positive incentive for banks to boost their lending. As a result of the above programs, the volume of corporate and targeted SME loans was expected to increase by HUF250–400 billion in 2016. By having access to the NBH’s new instruments, the banks participating in the MLS will automatically undertake a specified quantity of lending, thereby making it possible to draw a distinction between those banks that are active participants and those that are passive participants in the credit market.

As part of the GSP, the NBH is launching the third, phasing-out stage of FGS+, consisting of two pillars. Within this framework, domestic SMEs will have the opportunity to borrow from banks in the period from early January 2016 to the end of December. According to the announcement of NBH dated November 3, 2015, both pillars will be announced with an overall amount of HUF300 billion. Between January 1, 2016 and September 2, 2016 borrowings related to the third phase of FGS+ amounted to HUF202.3 billion according to data compiled by NBH.

Under Pillar 1, the NBH will provide refinancing for credit institutions at a 0% interest rate, similar to the previous two phases, which they can on-lend to enterprises at a maximum 2.5% interest rate. Compared with the second phase, the range of credit objectives will be reduced and the maximum amount of loans will be lowered to HUF1 billion, in order to ensure that the new funding limit allows for as wide as possible a range of smaller participants to implement their investment projects.

Under Pillar 2, the NBH will aim to manage market distortions in long-term foreign currency lending, as enterprises with mainly foreign currency revenues have so far had only limited access to the scheme, while they have had access to financing on more unfavorable terms relative to their foreign competitors. The NBH will also provide funding to credit institutions at a 0% interest rate, which it will convert into Euros against its foreign exchange reserves in the form of a market-priced currency swap. Credit institutions will be able to on-lend the funds they received under the scheme to SMEs with natural foreign currency hedging at a maximum 2.5% interest rate.

Simultaneously with the gradual phasing-out of FGS+, the NBH announced a new package of measures containing positive incentives, supporting banks in switching to market-based lending, in order to reduce risks of low lending activity. The MLS consists of the following three elements:

(1)	supplementing the central bank instruments with an interest rate swap conditional on lending activity (“LIRS”) and a preferential deposit facility;

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(2)	creating incentives through capital adequacy requirements for banks;

(3)	providing an opportunity for the banking sector to have access to the corporate credit reporting system.

The instruments supplementing the central bank instruments provide an incentive for lending through the conditions of access, as the credit institutions participating in the program will undertake to increase the volume of lending to SMEs. LIRS will promote lending by managing interest rate risks, through the partial assumption of such risks by NBH. The overall amount to be allocated under LIRS is HUF1,000 billion. According to the announcement of NBH dated November 3, 2015, LIRS will be available for banks in 2016 over a limited period and at a maximum maturity of three years. Between January 1, 2016 and September 7, 2016, the allotted amount reached HUF779.6 billion. A condition of access to the facility is that banks increase their stock of (performing) loans to SMEs by one-quarter of the allocated amount annually, i.e. by HUF250 billion if the facility is fully allocated. The preferential deposit facility is a supplementary instrument, under which banks will be able to place part of their liquidity in excess of the amount of required reserves on their current accounts at the NBH’s central bank base rate. The expected decline in banking sector liquidity will give a higher value to the liquidity-enhancing instruments, including the preferential deposit facility. The overall amount of preferential deposit facility introduced as a supplementary instrument is HUF500 billion.

Incentives through capital adequacy requirements for banks are also expected to contribute to an expansion in lending. A business model preferring sustainable lending to SMEs may pose smaller risks to a bank’s operations.

In such cases, using a lower supervisory capital requirement is being considered. The related precise rules will be finalized after consultations with the banking sector.

The development of a corporate credit reporting system is underway at the NBH, which may be an efficient tool for banks in mapping out credit risks as precisely as possible.

In the preparatory phase of the Growth Supporting Program, several rounds of constructive consultations were held between the Hungarian Banking Association and the NBH. The NBH has taken into account banks’ suggestions falling within the central bank objectives and has incorporated a large part of them into its program.

The gradual phasing-out of FGS+ and the introduction of the lending interest rate swaps and the preferential deposit facility were expected to raise the stock of lending to SMEs by some HUF250–400 billion in 2016. The NBH and the banking sector may achieve the desired turnaround in lending jointly, by working in close cooperation.

MARK Zrt.

On February 10, 2016, the NBH announced that according to a decision by the EU, MARK Zrt. can start purchasing distressed commercial real estate assets from banks. The operation of the asset management company established by the central bank, pursuant to supporting its macroprudential legal mandate, is expected to give a significant boost to the clean-up of non-performing bank portfolios, which may contribute to a revival in bank lending and a recovery of the real estate market from recession. Since MARK Zrt. will purchase assets at market price, based on the validation of the European Commission, the planned asset acquisition program does not contain state aid.

Swaps

On October 10, 2008, the NBH announced the introduction of two-way overnight FX swap tenders. The NBH conducts its two-way FX swap tenders—providing euro and forint liquidity—under a competitive bidding scheme. On both sides, FX swaps are offered as an overnight facility. Auctions for the two sides are conducted simultaneously. Bids are evaluated such that the bid amounts accepted at the two auctions would be equal.

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Moreover, the NBH and the ECB jointly announced an agreement to support the NBH’s instrument of euro liquidity provision. The NBH and the ECB have established an agreement on repurchase transactions, which will provide the NBH with a facility to borrow up to EUR5 billion in order to provide additional support to the NBH’s operations.

In addition to these measures, effective October 16, 2008, the NBH introduced an overnight FX swap facility to provide euro liquidity until countermanded. Within the framework of the new standing facility, counterparties of the NBH may swap forint amounts for euro amounts on business days, at a pre-specified price. Also, the Monetary Council of the NBH introduced two new lending facilities. The first instrument is a weekly tender for two-week, fixed-rate secured loans for an unlimited amount. The second instrument is a regular tender for six-month, variable-rate secured loans, for a pre-specified amount.

The NBH also entered into an agreement with the primary dealers of government securities whereby the primary dealers undertook to provide continuous bid and offer prices on the Budapest Stock Exchange for all publicly issued forint-denominated government securities with residual maturities of more than 90 days and to increase their holdings of Hungarian government securities. The agreement expired at the end of 2008. In addition, the NBH bought government securities from primary dealers via auctions.

On January 28, 2009, the NBH announced that from February 2, 2009, until withdrawal, the NBH would introduce one-week, fixed price EUR/CHF FX swap tenders in order to provide Swiss franc liquidity. Under the tender scheme, certain credit institutions would be allowed to transact EUR/CHF FX swaps with the NBH at a fixed price on the first trading day of the week. In the starting leg of the transaction, the counterparty of the NBH would sell euros to the NBH in exchange for Swiss francs. The NBH would announce the fixed price expressed in swap points in advance. The NBH would accept bids up to EUR5.0 billion.

On the same day, the Swiss National Bank (“SNB”) and the NBH announced the establishment of a temporary EUR/CHF swap agreement, which remained in place until the end of January 2010. The facility allowed the NBH to provide Swiss franc funding to banks in its jurisdiction in the form of foreign exchange swaps. Starting on February 2, 2009, the NBH joined the weekly EUR/CHF foreign exchange swap operations conducted under the umbrella of the SNB. Under the agreement, SNB provided the NBH with Swiss francs against the euro. The EUR/CHF swap operations would be conducted with a term of seven days at a fixed price.

Moreover, the NBH decided to broaden the range of counterparties eligible to participate in the six-month, variable-rate collateralized loan tenders.

On February 5, 2009, the NBH announced the introduction of a six-month EUR/HUF swap tender, providing euro liquidity in March 2009 up to EUR5.0 billion.

The NBH extended the range of eligible collateral in lending to banks to include certain euro- or Swiss franc-denominated local authority bonds from February 20, 2009.

On March 2, 2009, the NBH announced that as of March 9, 2009, until further notice, the NBH would introduce a euro liquidity facility providing three-month, variable-rate EUR/HUF FX swap tenders up to any amount remaining unallocated of the EUR5.0 billion designated for the six-month EUR/HUF FX swap tenders.

On January 18, 2010, the NBH announced that the SNB, the ECB, the Narodowy Bank Polski and the NBH would discontinue EUR/CHF foreign exchange swaps, whereby Swiss francs were provided against euros with a term of seven days. Demand for liquidity provided by this type of operation had declined and conditions in the Swiss franc funding market had improved. Therefore, the NBH conducted the last one-week EUR/CHF swap operation on January 25, 2010.

On September 20, 2011, Mr. András Simor, governor of the NBH, announced that according to the estimate of the NBH, approximately one-fifth of foreign exchange mortgage loans of households would be repaid at the fixed rate and that the NBH was ready to use foreign exchange reserves via FX swap agreements concluded with Hungarian banks. Subsequently, on September 30, 2011, the NBH announced

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that it would hold tenders to sell euros on a weekly basis, and more frequently if needed. Under this program, the banks eligible to enter the tender will receive the allotted amount in euros via an FX swap agreement. The FX swap is rolled over on a daily basis. The rollover amount is reduced by the amount of fixed-rate repayment of the given bank. The bank is obliged to provide certain data to NBH and to repay the short-term liabilities (with maturity below one year) first if the bank reduces its liabilities as a consequence of fixed-rate repayment. The program was terminated when the fixed rate repayment scheme was completed. The total amount of euros allotted on the auction that took place on October 3, 2011 amounted to EUR2.679 billion. The total amount of euros sold via outright sale transaction amounted to EUR2.489 billion according to data compiled by HFSA on March 12, 2012.

On December 6, 2012, the NBH announced that it would introduce a new euro liquidity instrument providing a EUR/HUF FX swap facility again to assist domestic credit institutions in managing foreign currency liquidity at the end of the year. The NBH sought to avoid a large diversion of prices in the EUR/HUF FX swap market from realistic levels and to ensure that forint interest rates remained close to the NBH’s key policy rate in all sub-markets of the domestic money market. According to the statement, the NBH decided to organize two EUR/HUF FX-swap tenders with variable rates.

Since June 2014, the NBH maintains a forint interest rate swap facility, which enables the counterparties of the NBH to mitigate the interest rate risk of long-term forint-denominated assets newly purchased or held.

Since June 2014, the potential instruments of the NBH include an asset swap facility. Under this facility, the counterparties of the NBH are able to obtain foreign currency-denominated securities in exchange for long-term forint-denominated securities, which improves access to foreign exchange liquidity.

On July 7, 2015, the NBH announced the introduction of an interest rate swap facility with ten-year maturity, in addition to the three and five-year maturities already applied. The NBH decided to extend the maturity of interest rate swaps after consultations with banks. The longer-maturity interest rate swap will fit easily into the self-financing scheme and is expected to contribute to the stabilization of government debt financing. As of July 7, 2015, the outstanding amount of swaps used by the majority of banks was nearly HUF550 billion. Demand for interest rate swaps increased again following the announcement of changes to the NBH’s monetary policy instruments. Banks have not only increased their holdings of government securities in return for the use of the NBH interest rate swap, but have also undertaken to maintain their existing government securities holdings for a sustained period.

On May 10, 2016, the NBH announced that the interest rate swap tenders introduced as part of the Self-Financing Program launched in Spring of 2014 will be terminated in July 2016. The NBH withdrew the instrument from its operations and held its last interest rate swap tender on July 7, 2016. Banks’ obligation to hold government securities will remain valid until maturity of the swaps.

Regulations to Enhance Financial Stability

In December 2009, the Government introduced regulatory changes in an effort to enhance financial stability through more stringent regulation of the financial sector and lending practices. The Government implemented the following regulatory reforms:

•	Legislation on strengthening the institutional framework for financial supervision was approved by Parliament in December 2009. In line with this legislation, the HFSA was upgraded to an autonomous institution that is accountable to Parliament and controls its own budget and human resources (including recruitment and lay-off of employees). Also, the Financial Stability Council (“FSC”) was established for the purpose of providing continuous valuation of the markets supervised by the HFSA. The members of FSC are the Chairman of the HFSA, the Governor of the NBH and the Minister responsible for regulation of financial, capital and insurance markets, which is the Minister for National Economy. Legislation was also enacted granting the FSC and the NBH the right to propose regulations to the Government or to any member of the Government and to initiate parliamentary legislation at the Government on a “comply or explain” basis, i.e., Government officials are obliged either to adopt the proposal within 15 days, or to publicly

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explain the rationale for disagreeing with such proposal. When the Central Bank Act of Hungary became effective on October 1, 2013, the NBH assumed the role of the HFSA. The members of the FSC became the Governor of the NBH (as chairman), the Deputy Governors of the NBH and the directors designated by the Governor of the NBH. The representative of the Minister for National Economy and other external experts invited by the Governor participate in meetings of FSC. The FSC holds meetings once every two months and may schedule additional meetings as needed.

•	A set of amendments to the Law on Credit Institutions and Financial Enterprises was also enacted by Parliament in December 2009. These amendments, among other things, establish a stricter regime for the removal of bank executives that no longer meet “fit and proper” criteria, stipulate an additional lower mandatory threshold for the appointment of a supervisory commissioner by the HFSA (i.e., the capital adequacy ratio falling below 4%), and clarify that only the HFSA has the power to initiate liquidation proceedings with respect to financial institutions.

•	Though large-scale defaults on household loans have been avoided, the Government developed separate regulations to reduce risks related to lending to households in foreign currency. These regulations prescribe lower loan-to-value ratios for foreign currency loans than for forint loans, and prescribe changes to banks’ scoring systems for the approval of household loans, which imply lower monthly instalments for foreign currency loans than for forint loans. The main restrictions introduced by these regulations are the following:

Table 34: Regulations Applicable to Foreign Currency Lending to Households

	Currency	Ratio
For all types of household loans
Maximum monthly payment-to-credit capacity(1) ratio	Euro	80%
	Other currency	60%
For household mortgages
Maximum loan-to-value ratio	Forint	75%
	Euro	60%
	Other currency	45%
For car purchase financing
Maximum loan-to-value ratio	Forint	75%
	Euro	60%
	Other currency	45%
Maximum maturity of car financing: 7 years

Note:—

(1)	Credit capacity is the maximum monthly repayment capacity of a given borrower in HUF and is to be determined in line with the in-house regulation of each bank.

On April 29, 2014, the NBH adopted a decree on liquidity requirements for banks, in order to enhance the stability of the domestic financial intermediary system. In Hungary, the foreign funding adequacy ratio (“FFAR”) was introduced on July 1, 2012, in order to mitigate liquidity risks. The NBH has revised the content of the FFAR, its required level and the range of financial institutions subjected to the regulation. The revision has resulted in a change in the required minimum level of the FFAR and provided for its gradual increase. The adequacy ratio will be raised from the current 65% to 75% on July 1, 2014 and by 5 percentage

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points semi-annually to 100% by January 1, 2017. In addition to the revision of the required minimum level, the effect of the regulation has been extended to Hungarian branches of foreign credit institutions.

On September 24, 2014, the Monetary Council decided that the NBH would provide to the Hungarian banking system the foreign currency needed to phase out household foreign currency loans, including their settlement and conversion into Hungarian forint. The bill on the conversion states that overpayment due to unfair applications of foreign exchange spreads and unilateral interest rate or interest rate spread increases in consumer credit contracts should be accounted for as a prepayment of principal. This means a nearly HUF1,000 billion refund to customers mainly relating to debt reduction.

The program consisted of two facilities: a spot euro sale transaction (facility) conditioned on reducing short-term external debt (the conditional instrument), and a longer-term foreign currency swap transaction combined with a spot euro sale (the unconditional instrument).

Under the conditional instrument, the NBH required that banks reduce their short-term external debt by as much as 50% of the foreign currency received. The foreign currency liquidity was rolled over by banks in swap transactions with the NBH until repayment of the short-term liability, so the amount received will remain with the NBH until its effective use. Because of the conditional instrument, foreign exchange reserves will decrease in the short-run, however through the repayment of short-term external debt the NBH’s need for foreign exchange reserves will also decrease and thus the existing room for maneuver of the NBH will increase.

The longer-term unconditional instrument, introduced together with the conditional instrument, involved a combination of a spot euro sale transaction and a long foreign currency swap. This instrument was designed to provide a risk covering opportunity for those banks that could not reduce their short-term external debt due to their financing structure built on long swap transactions or long-term liabilities. Under the unconditional euro sale facility, banks could only have access to foreign currency liquidity at maturities longer than one year. Thus, the unconditional instrument did not reduce the level of foreign exchange reserves in the short run: the utilization of the reserves – adjusted to banks’ needs – will be spread over time.

The NBH’s program became available to banks as of October 13, 2014 and lasted until March 31, 2015.

On November 4, 2014, the Monetary Council decided that the NBH would provide to the Hungarian banking system the foreign currency needed to convert household foreign currency loans into forint and to extend, in the amount of EUR9 billion, the NBH’s foreign currency sale program announced on September 24, 2014 in order to satisfy the banking system’s foreign currency demand arising from the conversion. On November 10, 2014, an auction took place to allocate the funds. Total demand for the unconditional instrument amounted to EUR6.2 billion; total demand for the conditional instrument amounted to EUR1.6 billion.

On June 9, 2015, the NBH announced the introduction of the Mortgage Funding Adequacy Ratio (“MFAR”), a prospective requirement for banks to issue long-term securities, which may appear in the market mainly in the form of mortgage bonds. The February 2015 conversion of foreign currency-denominated mortgage loans into forints has led to a significant improvement in the stability of the Hungarian financial system. See “Recent Developments in Monetary Policy.” Exchange rate risk no longer places a burden on households and, indirectly, on the banking sector. However, significant liquidity risks have arisen in the banking sector as a side-effect of the conversion. The reason for this is that the overwhelming majority of mortgage loans converted into forint have maturities of more than ten years, while the banking sector’s forint liabilities, typically in the form of deposits, have maturities of less than one year.

In order to reduce the maturity mismatch, from October 1, 2016 the NBH will apply the MFAR. The new ratio is defined on a consolidated level as forint liabilities backed by household mortgage loans (e.g. mortgage bonds, other securities backed by household mortgage loans and refinancing mortgage loans extended by a mortgage bank) divided by the net stock of residential forint mortgage loans with residual maturity of more than one year. The required minimum level for the MFAR is 15%, i.e. at least 15% of mortgage loans must be financed by long-term liabilities.

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Based on preliminary estimates, the new regulation is likely to encourage the establishment of a number of new mortgage banks and the issuance of mortgage bonds of some HUF300 billion. It is expected that these mortgage bonds will be purchased mainly by institutional investors and financial institutions.

On August 27, 2014, the NBH adopted a new macroprudential regulation in order to prevent excessive household indebtedness and a renewed build-up of foreign currency loans. The debt cap regulation, introduced on January 1, 2015, will consist of two pillars. The payment-to-income ratio (“PTI”) will limit the maximum initial debt-servicing burden as a percentage of customers’ regular legal income, thereby moderating the accumulation of household debt. The loan-to-value ratio (“LTV”) will cap the maximum amount of secured household lending (e.g., mortgage loans) as a percentage of the value of collateral (the value of the property).

Banks will need to calculate the PTI ratio for all new borrowing (consumption loans, mortgage loans, car loans, etc.) in excess of HUF200,000. The ratio must take into account repayment amounts in respect of all existing loans of the borrower; and only proven net income (wage, pension, family allowance, etc.) can be included in disposable income. The PTI ratio for all new forint loans taken out after January 1, 2015 may not exceed 50% and, for high-income borrowers (i.e., for those with a HUF400,000 net salary or above), it may not be higher than 60%. If there is more than one debtor, incomes and debt burdens must be treated on an aggregate basis. Due to the laxer limits applied to forint loans, the new regulation presumably will not lead to a cut-back on lending; however, if an excessive increase in household borrowing is perceived by the NBH as a macroprudential authority, the limits can be tightened at any time. PTI limits on euro and other foreign currency loans will be much stricter, in order to offset the negative effects of potential exchange rate depreciation: 25% and 10% and, for higher-income customers, 30% and 15%, respectively.

In respect of the LTV ratios, the rules currently in force have been transposed into the NBH Decree, in order to ensure the continuity of the regulation. The NBH consulted with the ECB, which, in its opinion issued on June 23, 2014, gave a positive assessment of the contents of the draft Decree and its expected contribution to strengthening the stability of the domestic financial system. The NBH also consulted with market participants, and several remarks were incorporated into the draft regulation, thereby facilitating the smooth application of the Decree in the future.

The following table sets forth the required ratios:

Table 35: Required Loan-to-Value Ratios

		HUF	EUR	Other currency
	Under HUF400,000 monthly income	50%	25%	10%
PTI	At HUF400,000 monthly income or above	60%	30%	15%
	Mortgage lending	80%	50%	35%
LTV(1)	Car loans	75%	45%	30%

Source: NBH

Note:—

(1)	LTV caps 5 percentage point higher can be applied to financial leasing.

On July 7, 2015, the NBH introduced new regulations intended to reduce external vulnerability. The NBH’s Financial Stability Board adopted decrees on changes to the foreign exchange funding adequacy ratio (“FFAR”) and on the introduction of the foreign exchange coverage ratio (“FECR”). After the tightening of the FFAR, outstanding swaps can no longer be included in the ratio and the required level of the FFAR will be raised to 100%. The new FECR regulation will limit the on-balance sheet currency mismatch to 15 percent of the balance sheet total, thereby reducing excessive reliance by banks on the swap market. The new NBH Decrees took effect on January 1, 2016.

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The new regulations are designed not only to prevent a renewed rise in the banking sector’s short-term external funding, but also to contribute to a reduction in its amount. It was estimated that, as an effect of the new regulations, the banking sector’s short-term external debt may fall by as much as EUR2–3 billion to EUR6–7 billion by the end of the 2016, which is equal to 6% of the balance sheet total.

On August 25, 2015, the NBH announced that it would accelerate implementation of the Liquidity Coverage Requirement to help enhance the domestic banking sector’s shock-resilience. Credit institutions will need to comply with the requirement from April 1, 2016. As the requirement becomes effective, the balance sheet coverage ratio and the deposit coverage ratio currently in force will cease to function and will be phased out from January 1, 2016.

On November 18, 2015, the NBH announced that it has decided to introduce the Systemic Risk Buffer (“SRB”) in order to manage the risk arising from the persistently high amount and institutional concentration of problem project loans posing a key financial stability risk. The rate of the SRB will be set in proportion to the individual institutions’ contribution to systemic risk. This rate is derived from the ratio of problem project loans to the domestic Pillar 1 capital requirement. The SRB will be applied individually, between 0 and 2% of total domestic risk-weighted assets, and credit institutions will be required to build it up at consolidated level, from Common Equity Tier 1 (“CET1”) capital, in addition to other capital buffers. A ‘de minimis’ threshold has also been introduced in order to take into account systematically relevant assets: institutions with problem project exposures below HUF5 billion are exempted from the SRB requirement.

The NBH set SRBs for institutions in the form of individual decisions in the final quarter of 2016. Institutions have been required to comply with the new capital buffer requirements from January 1, 2017. This schedule is intended to allow adequate time for banks to accommodate, i.e. to effectively clean up their non-performing project loans. Even if the clean-up of portfolios does not take place, the additional capital requirement may strengthen the stability of the domestic financial intermediary system by improving the banks’ resilience to shocks. To the extent credit institutions swept out their problem portfolio by January 1, 2017 the new capital requirement is not binding for them. The NBH has held consultations with the European authorities and market participants on the new capital requirements.

On December 15, 2015, the NBH introduced the countercyclical capital buffer. According to the NBH no excessive credit growth is observed in the Hungarian banking system at present, thus the central bank has set the countercyclical capital buffer rate to 0% from January 1, 2016.

On September 26, 2016, the NBH announced that the Financial Stability Board had decided to maintain the level of 0% for countercyclical capital buffer rate applicable from 1 October 2016.

On October 24, 2016, the NBH’s Financial Stability Board decided to introduce the capital buffer for other systemically important institutions and the systemic risk buffer gradually and at a later stage. The capital add-on for systemically important institutions will be introduced in a gradually increasing manner over a four-year period from 2017. The banks that will be required to build the systemic risk buffer to mitigate risks in relation to problem project loans will have to meet their obligation from 1 July 2017, i.e. six months later than originally scheduled.

On December 30, 2015, the NBH announced that the NBH will introduce additional capital requirement to improve bank stability at systemic level.

In the Member States of the EU, the range of so-called other systemically important institutions (credit institutions and investment firms) had to be identified by January 1, 2016 at the latest. In order to harmonize the identification procedure at EU level, the European Banking Authority issued guidelines, on which the NBH relied during the identification process.

The NBH’s FSB identified nine Hungarian banks as other systematically important institutions. In order to improve their resilience to shocks and strengthen investors’ and consumers’ confidence in financial markets, the FSB decided in autumn 2015 to introduce an additional capital buffer requirement. At a consolidated level, other systemically important institutions will be required to hold an additional capital buffer of maximum 2% of their total risk-weighted assets. This buffer will have to be in the form of CET1 capital and sits on top of other buffers. The credit institutions concerned will have to meet the new capital

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buffer requirement from January 1, 2017. Capital buffer requirements for other systemically important institutions will be set individually, in the form of NBH Decrees, in the third quarter of 2016, based on audited data for the end of 2015. Afterwards, the NBH will review annually the range of systemically important institutions and individual capital buffer rates.

The following table sets forth a list of entities identified as other systemically important institutions and the capital buffer rates expected to apply to them from January 1, 2017:

Table 36: Capital Buffer Rates

Institution	Expected capital buffer rates
OTP Bank Nyrt.	2.0%
Kereskedelmi és Hitelbank Zrt.	1.0%
UniCredit Bank Hungary Zrt.	1.0%
Erste Bank Hungary Zrt.	0.5%
Raiffeisen Bank Zrt.	0.5%
Magyar Takarékszövetkezeti Bank Zrt.	0.5%
MKB Bank Zrt.	0.5%
CIB Bank Zrt.	0.5%
FHB Jelzálogbank Nyrt.	0.5%

On December 21, 2016, the NBH announced that following the Financial Stability Council’s decision, the required minimum level of the MFAR will increase from 15% to 20% from 1 October 2018.

On December 23, 2016, the NBH set the countercyclical capital buffer rate applicable from January 1, 2017. The Financial Stability Board decided to maintain the level of 0%.

Mortgage Bond Market Development

In 2010, the NBH implemented a new monetary policy tool to support the development of the domestic forint mortgage lending and mortgage bond markets (the “Mortgage Bond Purchase Program”). Under the program, the NBH purchased forint mortgage bonds and undertook regulatory initiatives to develop the domestic forint mortgage lending market.

On March 31, 2010, the NBH announced that, as of April 1, 2010, it would make available the mortgage bonds it purchased under the Mortgage Bond Purchase Program for on-lending to domestic credit institutions with direct Real Time Gross Settlement System (“RTGS”) or Interbank Clearing System (“ICS”) memberships that have entered into a written market-maker agreement. The scheme was terminated on December 31, 2010.

On February 15, 2012, the NBH announced that it was prepared to offset the recent weakening in banks’ capacity to lend by introducing a two-year collateralized credit facility and a new universal mortgage bond purchase scheme and by expanding the range of eligible collateral.

According to the announcement, the NBH intended to provide two-year variable-rate refinancing to credit institutions at its prevailing policy rate against securities delivered as collateral. The conditions for the provision of such refinancing had been designed to facilitate an expansion in bank lending to the corporate sector. The new instrument conforms to international practice adopted to offset a weakening in the banking sector’s capacity to lend and allows banks to access financing at maturities of limited availability in the market without the need to pay a term premium on longer-term funding. By providing a long-term lending facility, the NBH expected to contribute to a strengthening in banks’ balance sheets through an improvement in the maturity match between assets and liabilities, which in turn may offset the decline in lending activity.

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In addition, the NBH intended to promote lending to the household sector by introducing a universal mortgage bond purchase scheme. According to the statement, mortgage bonds are a key factor contributing to an improvement in the maturity match between assets and liabilities. In the view of NBH, a universal structure for mortgage bond issuance may foster the development of a more efficient mortgage bond market. However, the benefits of the model change can only be realized if banks have adequate potential and willingness to issue mortgage bonds. Based on the experiences drawn from the previous program in 2010, the NBH is able to effectively improve banks’ access to funding related to HUF mortgage lending via purchases in the primary market if an amendment to the regulation giving all credit institutions the right to issue mortgage bonds, drawn up in agreement with the Government, is passed by Parliament.

In addition to the above, by expanding the range of eligible collateral, the NBH can alleviate liquidity constraints potentially impeding lending to the corporate and household sectors through an increase in banks’ liquidity buffers. According to the statement, extending the right to issue mortgage bonds may be an important support in this area, as a result of an increase in the outstanding amount of mortgage bonds accepted as eligible collateral. Linking the minimum credit rating limit for bank and corporate bonds to the lower rating of government debt instead of the then current “BBB-” was expected to result in a further easing in conditions.

Recent Developments in Monetary Policy

As of December 31, 2016, the central bank base rate stood at 0.90%. The following table sets forth the date of Monetary Policy Council meetings that resulted in changing the central bank base rate:

Table 37: Central Bank Base Rate

	Central bank base rate
	Prior to the meeting	After the meeting
2016 May 24	1.05%	0.90%
2016 April 26	1.20%	1.05%
2016 March 22	1.35%	1.20%

Source: NBH

On October 7, 2016, the NBH introduced new monetary policy instruments for fine-tuning the liquidity on the interbank market. The two new instruments are an overnight deposit instrument that pays the central bank base rate and a forint liquidity providing swap instrument allocated on a competitive tender. The new instruments will be used on an ad hoc basis.

Table 38: Liquidity Providing Swap Instruments

Date of tender	Maximum offered amount	Bid amount	Allotted amount
	(EUR millions)

One week tenor
2016.12.23	150	648	648
One month tenor
2017.09.18	162	80	25
2017.09.04	163	138	25
2017.08.28	164	138	25
2017.08.21	164	898	100
2017.08.07	164	173	50

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Date of tender	Maximum offered amount	Bid amount	Allotted amount
	(EUR millions)

2017.07.31	164	170	50
2017.07.24	160	435	100
2017.07.10	325	357	100
2017.07.03	324	435	323
2017.06.26	320	410	323
2017.06.12	650	1240	650
2017.06.06	325	1292	325
2017.05.29	325	1141	324
2017.05.15	480	1548	644
2017.05.08	320	956	320
2017.05.02	320	1123	320
2017.04.18	480	1086	479
2017.04.10	644	1131	643
2017.04.03	485	832	323
2017.03.20	325	796	485
2017.03.13	480	881	640
2017.03.06	485	1282	645
2017.02.20	160	407	324
2017.02.13	810	598	486
2017.02.06	160	1201	485
2017.01.16	325	1280	812
2016.12.19	500	1581	639
2016.11.21	650	1358	485
2016.11.14	650	1148	646
2016.10.24	500	1623	649
2016.10.17	500	1739	652
Three months tenor
2017.09.18	162	0	0
2017.09.04	163	260	81
2017.08.28	328	530	493
2017.08.07	164	338	328
2017.07.31	164	310	164
2017.07.03	324	615	323
2017.05.29	325	1165	324
2017.05.08	320	942	320
2017.04.03	160	1170	323
Six months tenor
2017.08.07	134	470	50
2017.07.10	325	370	100
2017.05.22	160	995	162
2017.05.02	160	1016	160

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Date of tender	Maximum offered amount	Bid amount	Allotted amount
	(EUR millions)

Twelve months tenor
2017.08.07	164	470	164
2017.07.24	160	395	163
2017.05.22	160	825	162

On March 29, 2017, the NBH announced that the three-month deposit facility dropped to HUF 750 billion in line with the Monetary Council’s decision dated December 2016. According to the decision of the Monetary Council dated March 28, 2017 the three-month deposit facility will be capped at HUF 500 billion by the end of the second quarter of 2017. On April 5, 2017, the NBH announced that the contracting period of the third phase of the Funding for Growth Scheme has ended on March 31, 2017. Since the beginning of the year 2016, banks provided loans to the SMEs in the amount of HUF 685 billion equaling 98% of the HUF 700 billion allocated amount. The three phases of the Funding for Growth Scheme resulted in banks’ lending to SMEs in the amount of approximately HUF 2,800 billion combined.

On April 10, 2017, NBH announced that the central bank intends to sell MARK Zrt. to APS Investment s. r. o.

On May 24, 2017, the NBH announced that the Monetary Council decided to launch Phase 2 of the Market-based Lending Scheme (“MLS2”). Through MLS2, the NBH will continue to make available its risk management and liquidity management instruments for the banks that had previously relied on them. Under MLS2, banks will have access to the central bank instruments only to a limited degree. The limit amount for conditional interest rate swaps and the preferential deposit facility will be HUF 300 billion and HUF 150 billion, respectively. In order to raise the commitments of individual banks, under MLS2 the banks that undertake to increase lending to an outstanding degree will benefit from the preferential deposit facility to a proportionally higher degree. The NBH will publish the operative details of MLS2 in June 2017.

On May 24, 2017, the NBH announced that the three-month deposit facility dropped to HUF 575 billion in line with the Monetary Council’s decision dated March 2017.

On June 21, 2017, the NBH announced that the three-month deposit facility dropped to HUF 500 billion in line with the Monetary Council’s decision dated March 2017. According to the decision of the Monetary Council dated June 20, 2017 the three-month deposit facility will drop to HUF 300 billion by the end of the third quarter of 2017. On June 29, 2017 the NBH announced that the Financial Stability Board left the countercyclical buffer rate applicable from July 1, 2017 unchanged at 0%.

On July 6, 2017, the NBH held an interest rate swap tender as part of the MLS2 announced on May 24, 2017. The announced amount was HUF 300 billion, the amount bid was HUF 227.8 billion. The NBH accepted all the bids. As a result, the participating banks agreed to increase their lending activity to SMEs by HUF 227 billion, HUF 57 billion higher than previously. The preferential deposit was increased by HUF 150 billion as planned.

On August 21, 2017, NBH conducted a fine-tuning FX swap tender for fine-tuning the liquidity on the interbank market providing forint liquidity with a tenor of one months. As a result, the forint liquidity provided by the NBH on the market amounted of HUF950 billion.

On August 23, 2017, the NBH announced that the three-month deposit facility dropped to HUF 450 billion. According to the decision of the Monetary Council dated June 20, 2017 the three-month deposit facility will be capped at HUF 300 billion by the end of the third quarter of 2017.

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On September 19, 2017, the NBH announced that the Monetary Council decreased the overnight deposit rate from -0.05% to -0.15%. The central bank base rate remained unchanged at 0.90%. In addition, it set a HUF 75 billion upper limit on the stock of three-month central bank deposits outstanding from the end of 2017. The Monetary Council continues to closely monitor inflation risks and developments in monetary conditions, and stands ready to ease them further using additional unconventional, targeted instruments if necessary.

Exchange Rate Development

According to the National Bank Act, the NBH and the Government jointly determine the framework of the exchange rate regime. The NBH then decides on the exchange rate policy within that framework. Since February 25, 2008, a floating exchange rate regime has been applied.

In 2012, the forint strengthened significantly, partly as a result of favorable global investor sentiment. As of December 31, 2012, the HUF/EUR exchange rate was HUF291.29/EUR.

In the first two months of 2013, the forint was relatively stable versus the Euro. In the third month of 2013, the forint weakened significantly versus the Euro. The expiration of the term of Mr. András Simor, the previous governor of the NBH, caused increased perceived risks concerning the predictability of the monetary policy of Hungary. After Mr. György Matolcsy was appointed as governor of the NBH, he confirmed that the NBH would conduct a cautious monetary policy. The forint strengthened significantly after the announcement. On December 31, 2013, the HUF/EUR exchange rate was HUF296.91/EUR.

In 2014, the forint weakened versus the Euro mainly as a result of less favorable global investor sentiment and increased geopolitical risks. On December 31, 2014, the HUF/EUR exchange rate was HUF314.89/EUR.

In the first four months of 2015, the forint strengthened versus the Euro mainly as a result of improving global investor sentiment and improving growth prospects of Hungary, in addition to sound Hungarian fiscal policy. However, from the middle of April to the middle of July 2015, the forint weakened significantly mainly as a result of weakening global investor sentiment. From the middle of July 2015 to the end of December 2015 the foreign exchange rate of the forint versus the euro was stable. On December 31, 2015, the HUF/EUR exchange rate was HUF296.91/EUR.

In 2016 the foreign exchange rate of the forint versus the euro remained relatively stable. On December 31, 2016, the HUF/EUR exchange rate was HUF311.02 = EUR1.00.

In the first half of 2017, the foreign exchange rate of the forint versus the euro remained relatively stable. On June 30, 2017, the HUF/EUR exchange rate was HUF308.87 = EUR1.00.

Foreign Exchange and Convertibility of the Forint

Since 1996, Hungarian foreign exchange regulations have been consistent with the convertibility standards of Article VIII of the IMF and with the regulations of the OECD.

Since January 1998, Hungarian residents have been able to purchase shares and debt instruments with a maturity of at least one year issued by all OECD-based issuers, and non-residents have been able to issue such instruments denominated in foreign currency in the Hungarian securities market. Hungarian companies and individuals have also been able to receive foreign exchange denominated loans with a maturity of more than one year (with certain reporting obligations) and have been able to take out foreign exchange denominated loans with a maturity of less than one year, with approval from the NBH.

In accordance with the continuing liberalization of restrictions on capital movements in recent years, the forint has been fully convertible since June 2001, both in terms of current transactions and capital transactions. All principal restrictions relating to foreign investment have been removed; non-residents have unrestricted access to Hungarian short-term securities, HUF-denominated accounts and the onshore derivatives market, and residents have unrestricted access to offshore financial services and short-term

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foreign securities. Certain minor restrictions have remained, the principal objectives of which are the prevention of money laundering. The full convertibility of the forint meets all current EU requirements.

The Hungarian Banking System

In April 2000, the supervisory agencies for commercial banks, investment activities, pension funds and insurance activities were integrated under one single agency—the HFSA (in Hungarian: Pénzügyi Szervezetek Állami Felügyelete). However, there are separate legislative regimes for banking, insurance, pension funds and investment services. Currently, the laws for insurance, banking and pension funds are well established and generally comply with all applicable EU directives and regulations.

Since 1991, Hungary’s banking system has been subject to a regulatory and supervisory framework based on principles and guidelines of the BIS. Act CXII of 1996 on Credit Institutions and Financial Enterprises, was in effect between January 1, 1997 and January 1, 2014, and endeavored to facilitate harmonization of the Hungarian banking system with EU uniform banking standards. As of January 1, 2014, the new Act CCXXXVII of 2013 on Credit Institutions and Financial Enterprises (the “Credit Institutions Act”) went into effect, which serves to implement the relevant EU legislation of “Basel III.”

Supervision of the Hungarian Banking System

Supervision of banking activities in Hungary has improved as the banking system has developed. Prior to October 1, 2013, the NBH supervisory responsibilities had largely been transferred to the HFSA, with the NBH retaining a more limited supervisory role. After October 1, 2013, HFSA and NBH merged and, as a result, the NBH is responsible for the supervision of the banking system.

Role of the NBH

On July 4, 2014, the Parliament adopted legislation to implement the European Bank Recovery and Resolution Directive in Hungary. The Act addresses the development of the institutional framework for recovery and resolution procedures for financial institutions (such as credit institutions and investments firms, financial holding companies and financial enterprises seated in Hungary and subject to consolidated supervision), the role of the NBH acting as the supervisory authority for recovery and resolution and the establishment of the Resolution Fund. Every financial institution subject to the Act is obliged to participate in the Resolution Fund and pay fees (0.05% of its registered share capital as a joining fee and an annual fee), which will be applied toward financing the costs and measures related to recovery and resolution. Most of the provisions of the Act entered into force on September 16, 2014.

Other than credit institutions having their seat in an EU member state (which are regulated by their respective home supervisory authority), all financial institutions operating in Hungary are required to procure a license from the NBH before they may establish themselves, commence operations, establish a representative office or a subsidiary abroad, elect its management, acquire shares representing a qualifying holding (10%) or terminate its operations.

The NBH is responsible for verifying compliance by credit institutions operating in Hungary with the Credit Institutions Act and applicable banking regulations. The NBH is entitled to impose various sanctions on credit institutions, including issuing warnings of non-compliance, withdrawing licenses, instituting liquidation proceedings and imposing fines on credit institutions and the managers of such credit institutions.

Banking Regulations

The president of the NBH has the power to issue regulatory decrees in the scope set forth in Act CLVIII of 2010 on the Hungarian Financial Supervisory Authority, in Act CXX of 2001 on the Capital Markets (the “Capital Markets Act”) and the Credit Institutions Act. The Capital Markets Act and the Credit Institutions Act and Act CXXXVIII of 2007 on Investment and Commodity Exchange Service Providers and their Activities also set forth matters upon which the Government or Minister for National Economy may issue regulatory decrees.

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The Credit Institutions Act requires Hungarian credit institutions to maintain a solvency ratio of 8%. Pursuant to its authority under the Credit Institutions Act, the Finance Minister has issued a decree on the calculation of the solvency ratio. The decree adopts BIS standards prescribing how the ratio of a bank’s regulatory capital and risk-weighted assets (on- and off-balance sheet items) must be calculated. In addition, the Finance Minister has issued decrees requiring credit institutions to create provisions based both on the quality of their assets (which include loans, investments and off-balance sheet items) and on certain foreign country risks present in their assets.

Portfolio risk provisions are calculated by categorizing the assets of a credit institution into the following categories: standard, watch, sub-standard, doubtful and bad. Assets are placed in the categories based on the performance of the asset and the financial condition of the debtor. Provisions are made based on the asset category: for standard assets, 0%; for watch assets, 0% to less than or equal to 10%; for sub-standard assets, greater than 10% to less than or equal to 30%; for doubtful assets, greater than 30% to less than or equal to 70%; and for bad assets, greater than 70% to 100%.

Hungary has harmonized its guidelines on capital adequacy requirements for investment firms and commercial banks with EU Council Directive 93/6/EEC on the capital adequacy of investment firms and credit institutions. The adaptation of EU Directive 2006/48 and EU Directive 2006/49 (Basel II) was finalized in early 2008 and, as mentioned above, the adaptation of EU Directive 2013/36 and EU Directive 575/2013 (Basel III) was finalized in January 2014. Individual banks are required to create their own guidelines, which are to be reviewed annually.

On November 11, 2014, the Government submitted a bill on the fair banking system to the Parliament. According to the bill, loans with a maturity exceeding three years must be either fixed-rate loans or the interest rate should be based on a reference rate.

On November 17, 2014, the Government submitted a bill on converting FX loans into local currency denominated loans to the Parliament. According to the bill, EUR-denominated loans would be converted to HUF loans at the exchange rate of HUF309.0/EUR and CHF-denominated loans would be converted to HUF loans at the exchange rate of HUF256.5/CHF. The bill was approved on November 25, 2014.

The converted forint loans became three-month Budapest Inter-Bank Offered Rate-linked (“BUBOR-linked”) floating rate instruments. According to the decision of the Parliament, the interest rate premium must be changed to the one used at the time of taking out the loan, but it cannot be less than 1% or more than 4.5% for a home mortgage or 6.5% for a home equity loan.

Borrowers are entitled to request an exemption from the conversion scheme provided they fulfill one of four criteria: for example, if they have a contract that expires by the end of 2020 or if they would be obliged to pay a higher interest rate on the new instrument compared to the old one. Bank clients with regular income in the same currency in which their loan is denominated are also exempt, as are those who are permitted to take out a foreign exchange denominated loan based on the PTI.

Parliament also adopted the law on fair banks in 2014. The law defines stricter conditions for unilateral changes in interest rates, charges and fees; it also regulates the terms of providing information prior to the conclusion of a contract and the terms of modifying contract conditions, in line with the Curia’s resolution on uniformity of the law.

According to the law, only conditions such as loan interest rates, interest premia, charges and fees may be modified unilaterally in a way that adversely affects consumers. If a contract does not fulfill criteria on unilateral lender modifications, it can be declared void.

Since 2010, the Government introduced several measures in order to reduce the macroeconomic risks related to households’ indebtedness denominated in foreign currencies, including a fixed-rate repayment scheme and a fixed-rate early prepayment scheme.

On May 30, 2011, Prime Minister Mr. Viktor Orbán announced that the Government had reached an agreement with the Banking Association. According to the announcement, households would be entitled to pay foreign currency-denominated mortgage debt service at a fixed exchange rate. For euro, the exchange

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rate would be HUF250/EUR; for Swiss franc, the exchange rate would be HUF180/CHF; and for Japanese yen, the exchange rate would be HUF2/JPY. The difference between the actual and the fixed exchange rate would be financed by the bank in HUF. The debtor would start repaying this debt in 2015. The Government would set up a company that would build residential buildings and would buy and re-lend part of the homes of the households in serious indebtedness. The moratorium for foreclosures would be abolished gradually and a quota would be set. Financial intermediaries would be able to issue loans denominated in foreign currency, but only to clients with income exceeding 15 times the average wage. Interest payments would be subsidized by Hungary if the debtor sold the residential building in order to move to a smaller residential building.

On September 12, 2011, Prime Minister Mr. Viktor Orbán announced that households would be entitled to prepay their foreign currency-denominated mortgage debt at a fixed exchange rate. For Euro-denominated mortgages, the exchange rate would be HUF250/EUR; for Swiss franc-denominated mortgages, the exchange rate would be HUF180/CHF; and for Japanese yen-denominated mortgages, the exchange rate would be HUF2/JPY. The creditors would not be forced to provide loans denominated in local currency to the debtor. For foreign currency-denominated debt, the interest rate should be based on a reference interest rate, and the yield would be maximized at 30%. The banking sector was mandated to use a positive debtor list (a database listing persons who have timely paid their debts) by the Act on the Central Credit Information System for natural persons and enterprises. Subsequently, on September 15, 2011, the Government announced that debtors should apply for prepayment by the end of 2011 (although the repayment could take place after the end of 2011).

On December 15, 2011, the Government and the commercial banks of Hungary agreed on a bail-out of mortgage debtors indebted in foreign currency. For debtors with delinquency of 90 days or more, 25% of the debt would be remitted if the mortgage was backed by real estate worth a maximum of HUF20 million. For debtors with delinquency of less than 90 days, a fixed-rate repayment schedule would be created. Debtors would be required to repay their mortgages according to this repayment schedule. According to the calculations of the Government, the losses on these mortgages stemming from the depreciation of the forint would be borne equally in thirds by the state, the lender and the debtor unless certain foreign exchange rates exceeded the following thresholds: 270 HUF/CHF, 340 HUF/EUR or 3.3 HUF/JPY. If those exchange rates exceed these thresholds, the losses stemming from the further depreciation (the loss caused by the difference of the actual foreign exchange rate less the thresholds 270 HUF/CHF, 340 HUF/EUR or 3.3 HUF/JPY) of the forint would be borne by the state exclusively. Commercial banks would be entitled to reduce the surtax they must pay by one-third of their losses stemming from the fixed-rate repayment schedule. See “Taxation.”

On February 1, 2015, the law on the conversion of foreign exchange loans into forint-denominated instruments entered into force. The law fixed conversion rates at CHF/HUF256.47, EUR/HUF308.97 and JPY/HUF2.163 for purposes of the conversion scheme. The law on fair banks defines stricter conditions for unilateral changes in interest rates, charges and fees.

On August 19, 2015, the Government and the Hungarian Banking Association concluded an agreement on converting foreign exchange denominated retail car and consumption loans into forint denominated loans. On September 18, 2015, the Government presented a bill to the Parliament to convert the loans on December 1, 2015 based on the foreign exchange rates applicable on August 19, 2015 of HUF309.20/EUR1.00 and HUF287.20/CHF1.00. The burden caused by the difference between the foreign exchange rate referred to in the bill on converting FX loans into local currency denominated loans adopted by the Parliament on November 25, 2014 and the foreign exchange rates of August 19, 2015 will be shared equally by the state and the banking sector. For Swiss franc denominated loans, the difference is close to HUF31 per CHF1.

Also on August 19, 2015, the NBH and the Hungarian Banking Association concluded an agreement which regulates the terms and conditions of the transactions related to forint conversion. As part of this agreement, the NBH will provide all financial institutions access to its Swiss franc sale tenders. The NBH’s counterparty credit institutions will access the Bank’s facility directly, while other financial institutions will have access to it indirectly, through umbrella banks.

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The first Swiss franc sale tender was held on August 24, 2015. Credit institutions were able to make foreign currency conversions with the NBH of up to CHF0.9 billion in spot transactions unconditionally, in full accordance with their agreed needs, at the latest official NBH exchange rate effective at the time of the tender. During the tender, CHF591.9 were allocated.

Structure of the Hungarian Banking System

The Credit Institutions Act provided for three types of credit institutions:

•	banks (credit institutions that may provide the full range of financial services);

•	specialized credit institutions (credit institutions that provide special activities, for example, mortgage banks or the Hungarian Development Bank Ltd. (the “MFB”)); and

•	co-operative credit institutions (credit co-operatives and savings co-operatives).

Only credit institutions are entitled to collect deposits from the public and provide money transmission services. In addition, banks are entitled to provide the full range of financial services listed in the Credit Institutions Act, including making loans, issuing guarantees, trading foreign currencies, issuing bank cards and providing depository services. Banks may also engage, for their own account or for the accounts of customers, in trading in government and corporate securities and derivatives, and may also provide investment services. The total assets of Hungarian credit institutions (including credit institutions operating as joint-stock companies and credit institutions operating as branches of foreign credit institutions) amounted to HUF34,162.1 billion as of December 31, 2016. The total assets of Hungarian credit institutions operating as branches of foreign credit institutions amounted to HUF3,276.9 billion as of December 31, 2016.

According to data compiled by NBH the number of credit institutions amounted to 109 as of December 31, 2016. In addition to credit institutions operating as joint-stock companies, there were ten banks operating as branches of foreign companies as of December 31, 2016.

The following table illustrates certain trends in the Hungarian banking system for the periods indicated:

Table 39: Banking System—Selected Indicators

	Banking survey (% change, year on year)
	2012	2013	2014	2015	2016	As of June 30, 2017
Domestic credit(1)	(13.6)	(4.8)	(2.0)	(10.7)	(0.8)	2.7
Credits to enterprises(2)	(10.5)	(3.4)	1.2	(12.2)	(0.2)	3.9
Credits to households(3)	(14.9)	(5.4)	(1.7)	(12.3)	(2.8)	0.6
Broad money (M3)	(3.3)	5.5	5.1	6.3	7.1	10.1

Source: NBH

Notes:—
(1)	Including loans to non-financial enterprises, loans to other financial enterprises, loans to general government, loans to households and loans to non-profit institutions serving households.
(2)	Including loans to non-financial enterprises and loans to other financial enterprises.
(3)	Including loans to households and loans to non-profit institutions serving households.

Specialized credit institutions are limited with respect to the scope of services they may provide and with respect to the types of clients to which they may provide such services. Specialized credit institutions in Hungary include housing savings associations and mortgage banks. There are two special state-owned institutions: the MFB and the Hungarian Eximbank.

On July 5, 2013, Parliament approved a bill on the integration of co-operative credit institutions. On the basis of the Act a new organization, the Integration Institution of Cooperative Credit Institutions, was established. Co-operative credit institutions, the MFB and Magyar Takarékbank Zrt. will be members of this

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institution; membership for co-operative credit institutions is obligatory. Magyar Takarékbank Zrt. is a financial institution established by certain co-operative credit institutions. Co-operative credit institutions and other banks have a majority stake and the MFB and other investors have a minority stake in Magyar Takarékbank Zrt. According to the new Act, MFB will contribute HUF1 billion as capital for the establishment of the institution and the capital of Magyar Takarékbank Zrt. will also be increased to at least HUF3.39 billion by a contribution from Magyar Posta Zrt. (Hungarian Post). As a result of the planned capital increase, the Hungarian State will obtain an indirect majority stake in Magyar Takarékbank Zrt., through the MFB and Magyar Posta Zrt. The core activity of the new institution will be the adoption, publication and enforcement of regulations binding its members. In the case of non-compliance, a member can be stripped of its membership. The Act enables Magyar Takarékbank Zrt. to act as a central credit institution for the members and set rules on core activities including risk management, strategic decisions, IT management and marketing.

On February 26, 2014, the Government declared that the merger of Magyar Takarékbank Zrt and the Hungarian Co-operative Credit Investment and Asset Management Pte. Ltd. (in Hungarian: Magyar Takarék Befektetési és Vagyongazdálkodási Zrt, “Magyar Takarék”) has national strategic importance. On March 10, 2014, MFB and Hungarian Post announced they sold their 54.8% share in Magyar Takarékbank Zrt. to Magyar Takarék. Co-operative credit institutions own the majority of the shares of Magyar Takarék, while FHB Jelzálogbank Nyrt. owns 25% of the shares of Magyar Takarék.

In addition to the credit institutions discussed above, several other financial entities play an important role in strengthening the Hungarian banking and financial sectors. These entities include:

•	the National Deposit Insurance Fund, which credit institutions are required to join, and insures deposits up to HUF13 million per depositor, but does not cover the deposits of the Government or certain other entities;

•	the Credit Guarantee Corporation, which guarantees loans to SMEs;

•	the National Savings Cooperatives Institutions Protection Fund, which is a voluntary consortium of cooperative institutions designed to further such institutions’ mutual interests; and

•	the Hungarian Export Credit Insurance Corporation, which provides insurance for export credits and exchange rate risks.

Total loans amounted to HUF17,745.3 billion as of December 31, 2016, equaling an 8.6% increase compared to the end of 2015. As of June 30, 2017, total loans increased to HUF18,592.5 billion. The amount of loans with at least 90 days’ delinquency amounted to HUF1,136.1 billion and HUF842.5 billion as of December 31, 2016 and June 30, 2017, respectively. The ratio of non-performing loans (“NPL ratio”) amounted to 6.4% and 4.5% as of December 31, 2016 and June 30, 2017, respectively.

The following table illustrates certain indicators of the Hungarian banking sector for the periods indicated:

Table 40: Selected Hungarian Banking Sector Indicators

	As of December 31,								As of June
	2012	2013	2014		2015		2016		30, 2017
	(HUF billions)
Loans with at least 90 days delinquency	2,598.1	2,520.7	2,345.2		1,732.2		1,136.1		842.5
Total loans	18,957.7	17,867.2	17,746.5		16,339.2		17,745.3		18,592.5
(%)
NPL ratio	13.7	14.1	13.2		10.6		6.4		4.5
CAR ratio	16.4	17.8	19.3	(1)	19.9	(1)	21.1	(1)	21.4	(1)

Source: NBH

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Note:—
(1)	Pillar I Total Capital Ratio.

As of December 31, 2016, the Pillar I Total Capital Ratio (“CAR”) amounted to 21.1%; as of June 30, 2017, CAR amounted to 21.4%.

According to audited data credit institutions pre-tax losses amounted to HUF91.0 billion in 2012. According to audited data the pre-tax profit of the credit institutions amounted to HUF119.1 billion in 2013. According to audited data credit institutions accumulated a pre-tax loss of HUF486.0 billion in 2014 and a pre-tax profit of HUF34.3 billion. According to audited data, credit institutions accumulated a pre-tax profit of HUF515.2 billion. Credit institutions accumulated a pre-tax profit of HUF393.4 billion in the first six months of 2017 according to non-audited data.

Ownership Structure of the Banking Sector

Following the dynamic growth of foreign share ownership in the banking sector in the second half of the 1990s, the proportion of registered capital held by foreign investors stabilized in 2002. According to data compiled by NBH, 45% of the total equity capital of the Hungarian banking sector (excluding the MFB and the Hungarian Eximbank, which are owned by the Hungarian state) was held by non-residents as at the end of December 2016.

On July 24, 2014, the Government announced that Hungary reached an accord on purchasing MKB Bank Zrt. from Bayerische Landesbank. The purchase price would be EUR55 million. Bayerische Landesbank agreed to sell 99% of MKB shares to the state of Hungary and to increase capital by EUR270 million prior to the transfer.

On December 4, 2014, the Government announced that Hungary reached a preliminary contract to purchase Budapest Bank Zrt. from General Electric.

On December 18, 2014, the NBH announced that it took control of MKB, a state-owned bank and would reorganize the credit institution, including its subsidiaries in order to restore the profitability of MKB.

On February 9, 2015, the Government of Hungary and the EBRD each purchased a 15% stake in Erste Bank Hungary Zrt., a Hungarian bank owned by Erste, an Austrian bank. The deal was settled on June 29, 2015.

On June 29, 2016 NBH sold MKB Bank Zrt. at a price of HUF37 billion.

The only banks (other than the NBH) in which Hungary currently holds controlling interests are the Budapest Bank Zrt., the MFB and the Hungarian Eximbank.

Capital Markets

During the course of its transition to a market economy, Hungary attached great importance to the development of a sound capital market in order to promote economic development and to finance Hungarian enterprises. The Capital Markets Act regulates the offering and trading of securities (including government securities) and the institutional framework of the Hungarian capital market (including stock exchanges, investment funds and clearing houses). State control and supervision of the capital markets was delegated to the NBH. In line with the trend in other international markets generally, Hungary has moved towards a universal financial system when regulating the relationship between investment and banking services. Banks with proper authorization may carry on investment and financial services activities within the same organizational frameworks, thereby offering universal banking services. By the end of 2007, regulation of the capital markets in Hungary was substantially in compliance with applicable EU regulations and guidelines.

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Stock Exchange

The Budapest Stock Exchange (the “BSE”) opened in 1990 and is a self-governing and self-regulating organization that selects its own governing bodies and officials, adopts its own regulations, defines its operating rules and fixes the fees charged for its services.

In February 2004, the BSE and the Budapest Commodity Exchange (the “BCE”) agreed to integrate their respective activities. The integration was completed in November 2005, and all exchange products formerly traded on the BCE and all members of the BCE were transferred to the BSE.

In January 2010, the BSE, in addition to the Vienna, Ljubljana and Prague Stock Exchanges, became a member of the Central East European Stock Exchange Group through the acquisition of a simple majority stake in the BSE by CEESEG AG. As a result of such acquisition, the following entities are the major shareholders of the BSE: CEESEG AG (50.45%), Österreichische Kontrollbank AG (18.34%), the NBH (6.94%) and the Hungarian Branch Office of KBC Securities (5.19%).

On November 20, 2015, the NBH agreed to purchase from CEESEG AG and Österreichische Kontrollbank AG a 68.8% ownership in the BSE for HUF13.2 billion. As a result of the transaction the NBH's share in the BSE increased to 75.8%. On December 9, 2015, the transaction was concluded.

The following table sets forth selected indicators relating to the BSE as at the end of and for the periods indicated:

Table 41: Selected Budapest Stock Exchange Indicators

	As of December 31,
	2012	2013	2014	2015	2016
	Number of Trades (Thousands)
Equities	1,845.0	1,531.8	1,370.7	1,554.8	1,621.4
Debt Securities	1.0	0.4	0.2	0.3	0.3
BETa	9.1	6.7	8.4	12.1	24.8
Derivatives	220.0	157.3	144.0	104.4	84.5
Commodities	1.1	1.3	0.9	0.7	0.5
	Turnover (HUF Billions)
Equities	2,503.5	2,411.2	1,940.3	2,224.4	2,403.6
Debt Securities	5.6	4.5	1.9	0.7	1.5
BETa	6.6	3.8	4.4	4.8	7.1
Derivatives	1,860.7	2,503.8	2,445.2	2,739.7	2,569.9
Commodities	32.3	31.2	22.3	23.0	17.5

Source: Budapest Stock Exchange

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PUBLIC FINANCE

General Information

The public finance sector in Hungary consists of the central government budget, social security funds (pension and health funds), extra-budgetary funds and local government budgets, which together are referred to as the general government budget.

Methodology

The fiscal year for the Government is the calendar year. The general government budget data are compiled in several stages by the Ministry for National Economy (prior to May 29, 2010, the Ministry of Finance had this responsibility). In the fall of each calendar year, the Ministry for National Economy is required to compile the first preliminary budget (called the “planned budget”) for the following calendar year in accordance with the budget act approved by Parliament for that year.

In January of each given calendar year, the Ministry for National Economy compiles the first version of the general government budget for the previous year. This budget (compiled according to data available in January) is called the “preliminary budget.” During the course of the year, the Ministry for National Economy collects additional information concerning the revenues and expenditures related to the previous year. In light of this additional information, the Ministry for National Economy revises the preliminary budget (compiled in January) and compiles the second version of the general government budget for the previous year. This budget (compiled according to data available in May of a given calendar year) is called the “fact budget.” The main reason for the differences between the preliminary and fact budgets is the uncertainty in the exact amounts of revenues and expenditures of the central governmental institutions, as the balance sheets of these institutions are not compiled until May of a given calendar year. The Ministry for National Economy is obligated to compile the final account by the end of August of a given calendar year using the fact budget. The final account is submitted to Parliament, and Parliament approves the final account by a simple majority vote. However, the final account submitted to Parliament may differ from the final account approved by Parliament due to amendments. After the final account is approved by Parliament, the Ministry for National Economy compiles the third version of the general government budget for the previous year, known as the “final budget.”

The information included in this document with respect to the budgets for 2012, 2013, 2014, 2015, 2016 (preliminary fact), 2017 (planned and expected) and 2018 (planned) was derived from the budgets for 2012, 2013, 2014, 2015, 2016, 2017 and 2018 as calculated by the Ministry for National Economy using data available in July 2017.

Budget Trends

The following table sets forth the main fiscal trends in Hungary for the years indicated:

Table 42: General Budget Balance, consolidated(1)

	For the Year ended December 31,
	2012	2013	2014	2015	2016	2017	2017	2018
	Final	Final	Final	Final	Final	Approved	Modified	Approved
						budget	budget	budget
	(HUF billions)
GFS method
Revenues	13,481.2	14,905.4	15,998.9	16,352.8	16,453.9	17,056.9	17,244.6	18,311.4
Privatization receipts	1.6	1.6	43.0	1.1	1.6	1.3	1.3	1.6
Revenues (excluding privatisation receipts)	13,479.6	14,903.8	15,956.0	16,351.7	16,452.3	17,055.6	17,243.3	18,309.8
Expenditures	13,989.5	15,725.3	16,712.4	17,576.4	16,994.6	18,243.2	18,430.9	19,468.9
Balance (excluding privatization receipts)	(509.9)	(821.5)	(756.5)	(1,224.7)	(542.3)	(1,187.7)	(1,187.7)	(1,159.2)
Balance in % of GDP	(1.8)	(2.7)	(2.3)	(3.6)	(1.5)	(3.2)	(3.2)	(2.9)
General government balance – consolidated
ESA method
Revenues	13,254.0	14,093.5	15,208.8	16,482.5	15,970.6	17,517.1	17,522.3	18,360.5
Expenditures	13,916.3	14,863.9	15,881.4	17,010.0	16,617.3	18,411.6	18,416.8	19,343.0
Balance	(662.3)	(770.3)	(672.6)	(527.5)	(646.7)	(894.5)	(894.5)	(982.6)
Balance in % of GDP	(2.3)	(2.6)	(2.1)	(1.6)	(1.8)	(2.4)	(2.4)	(2.4)

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Sources: CSO and Ministry for National Economy

Note:—
(1)	For methodological remarks on planned, expected, preliminary, fact and final budgets see “Public Finance—Methodology.”

According to final data available in July 2017, the general government deficit (local governments included) amounted to HUF542.3 billion (1.5% of GDP) for the year 2016, according to the GFS methodology. The general government deficit for the year 2016 (local governments included), according to the ESA methodology, was HUF646.7 billion, equaling 1.8% of GDP for the year 2016.

According to the approved budget, the 2017 planned general government deficit (local governments included) was HUF1,187.7 billion (3.2% of GDP) according to the GFS methodology. The 2017 planned general government deficit (local governments included) was HUF894.5 billion (2.4% of GDP) according to the ESA methodology.

According to the modified budget, the 2017 planned general government deficit (local governments included) is HUF1,187.7 billion (3.2% of GDP) according to the GFS methodology. The 2017 planned general government deficit (local governments included) is HUF894.5 billion (2.4% of GDP) according to the ESA methodology.

According to the approved budget, the 2018 planned general government deficit (local governments included) is HUF1,159.2 billion (2.9% of GDP) according to the GFS methodology. The 2018 planned general government deficit (local governments included) is HUF982.6 billion (2.4% of GDP) according to the ESA methodology.

In 2012, total general government revenues (excluding privatization receipts) amounted to HUF13,479.6 billion. In 2013, 2014 and 2015, revenues increased by 10.6%, 7.1% and 2.5%, respectively reaching HUF14,903.8 billion, HUF15,956.0 billion, and HUF16,351.7 billion, respectively. In 2016 revenues increased by 0.6% reaching HUF16,452.3 billion. According to the modified budget, revenues are expected to reach HUF17,243.3 billion in 2017, an increase of 4.8% compared to the previous year. According to the approved budget, revenues are planned to reach HUF18,309.8 billion in 2018, an increase of 6.2% compared to the previous year.

In 2012, total general government expenditures amounted to HUF13,989.5 billion. In 2013, 2014 and 2015, expenditures increased by 12.4%, 6.3% and 5.2%, respectively reaching HUF15,725.3 billion, HUF16,712.4 billion, and HUF17,576.4 billion, respectively. In 2016 expenditures decreased by 3.3% reaching HUF16,994.6 billion. According to the modified budget, expenditures are expected to reach HUF18,430.9 billion in 2017, an increase of 8.5% compared to the previous year. According to the approved budget, expenditures are planned to reach HUF19,468.9 billion in 2018, an increase of 5.6% compared to the previous year.

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For a detailed description of revenues and expenditures of the general government budget see “Central Government Budget” – “Central Government Revenues and Expenditures”; “Social Security and Extra-Budgetary Funds”; and “Local Government Finance”.

2008 Financial Crisis Measures

Financial Assistance Package

On October 29, 2008, the IMF, the EU and the World Bank agreed to grant a financial assistance package of up to USD25.1 billion to Hungary. The IMF agreed to provide a 17-month standby facility of USD15.7 billion (EUR12.5 billion), while the EU agreed to lend USD8.1 billion (EUR6.5 billion), and the World Bank established a USD1.3 billion (EUR1 billion) facility to assist Hungary in addressing the negative impact of the global financial crisis.

A HUF600 billion banking sector package was put together by Parliament. The banking sector package contained provisions for added capital and funded a guarantee fund for interbank lending. The total funding of HUF600 billion was divided equally between the Capital Base Enhancement Fund and the Refinancing Guarantee Fund. The package was available to private Hungarian banks of systemic importance. The Capital Base Enhancement Fund was set up to bring the eligible banks’ CAR ratio up to 14%. The Guarantee Fund was meant to bring comfort to the providers of wholesale funding and secure the refinancing of the eligible banks. Its endowment of HUF300 billion was invested in euro-denominated government bonds of euro area countries and managed by the NBH. It was available until the end of 2009, and it provided a guarantee for the rollover of loans and wholesale debt securities with an initial maturity of more than three months and up to five years, against a fee and with appropriate safeguards.

As of December 31, 2010, out of the IMF standby facility, Special Drawing Rights (“SDR”) of 0.1 billion had been used for the bank rescue package, SDR 0.9 billion had been used for loans to banks, SDR 3.2 billion had been used for sovereign debt service and SDR 2.2 billion had been placed on deposit at NBH. Out of the EU loan, EUR5.5 billion was used for sovereign debt service. The NBH had also drawn down SDR 1.3 billion from the IMF facility as of December 31, 2010. As of August 12, 2013, all outstanding debt owed to the IMF was repaid. See “Relations with Multilateral Financial Institutions”—“The IMF, the EU and the World Bank.”

Domestic Measures

In November 2008, Parliament approved the Act on Fiscal Responsibility. The Act set out new fiscal rules regarding the central subsystem of the Government, established the Fiscal Council and introduced guarantee elements prevailing in the planning of the budget, which ensure that, compared to the accepted medium-term expenditure ceilings, additional expenditure claims could only be planned if their negative effect on the balance could be offset by the decrease of other expenditure elements or an increase in revenues. The Act also determined expenditure caps and balance limitations, both for the coming years and in the long run.

In February 2009, Hungary introduced a net total revenue neutral tax reform and also undertook certain reform measures. The key structural changes included increasing the retirement age, changing pension indexation rules, establishing an upper limit for the “13th month” pension benefit of HUF80,000, eliminating the “13th month” pension benefit for new entrants, tightening disability retirement rules, cutting interest subsidies for housing loans, restricting social policy, cutting compensation for gas and distance heating costs (consumer prices), changing family allowance, child-care pay (as abbreviated in Hungarian: GYED) and child-care aid (as abbreviated in Hungarian: GYES) and changing local government subsidies. The pension reforms aim to reduce pension expenditure by 3% (as a percent of GDP) over a period of approximately 50 years.

On February 11, 2011, the Government announced the creation of a stability reserve fund in the amount of HUF250 billion. The measure included the freezing of the funds of certain ministries in the amount of HUF187 billion altogether.

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On March 1, 2011, the Government announced a structural reform package called the “Széll Kálmán Plan” intended to reduce Hungary’s public debt, mostly via permanent expenditure cuts, strengthen potential growth and stimulate employment. The most affected fields were:

•	Labor Market

The aim was to encourage inactive groups to re-enter the labor market. To this end, the unemployment benefit system was redesigned (shortened period covered, capped benefit level); active labor market policies were financed by EU funds; in terms of social transfers, a maximum allowance was introduced (capping) that would cover each type of support; family supports in parallel would be maintained at the prevailing nominal level; and vocational training and higher education system changes addressed market needs.

•	Pension System

The main aim was to improve its sustainability in a way that contributes to increasing the activity rate. To this end, the early retirement schemes were radically tightened (for armed forces, police, fire services, etc.), disability pension expenditures were revised and the introduction of full CPI indexation was considered.

•	Public Transport

Parallel services between the public transport companies were abolished by establishing a holding company, the National Transport Company. At the same time, the widespread price-subsidy system was cut back (free transport for the family members of transport employees was abolished and benefits became the responsibility of the new holding company, except for transport for the age 65+ population).

•	Higher Education

Higher education must be attuned to the needs of the economy and the labor market. The number of participants in the various courses must match the expectations of the labor market. To this end, the proportion of scientific and technological degrees must be increased and unnecessary faculties, including related infrastructure, were abolished. Tuition and institutional systems were modernized and the number of state-sponsored students scrutinized.

•	Prescription Drug Subsidy System

Within the medicine budget of HUF343.5 billion in 2011, the objective was to reach a savings of HUF120 billion within three years’ time by transforming the subsidies system for medicines.

•	State and Local Government Finance

The efficiency of the local government system must be increased by reducing fragmentation. Borrowing by local governments would be strictly regulated and conditional on governmental authorization. In terms of state level administration, public procurement law was modified in parallel with the abolition of the practice of having subcontracts, which are in connection with tasks carried out via government or central administrative staff. The efficiency of tax collection was improved.

•	Cuts in Administrative Costs

The “First Strike” measures were aimed at cutting administrative burdens of enterprises in nine prioritized areas devised in co-operation with a wide range of entrepreneurs. Its effect was targeted to reach HUF100 billion (non-budgetary effect).

The following table sets forth the planned budgetary effect of the measures contained in the Széll Kálmán Plan, as estimated by the Ministry for National Economy.

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Table 43: Planned Budgetary Effect of Széll Kálmán Plan

	2011	2012	2013	2014
	(HUF billions)
Employment and labor market	0	195	213	213
Pension system reform	12	93	129	129
Public transport	0	45	60	60
Higher education	0	12	38	38
Prescription drug subsidy system	0	83	120	120
State and municipal funding	0	32	122	122
Contributions to the fund established to reduce public debt	0	90	220	220
Total	12	550	902	902

Source: Ministry for National Economy

The following table sets forth legislative measures undertaken to implement the Széll Kálmán Plan through August 30, 2013:

Table 44: Legislative Measures to Implement the Széll Kálmán Plan

Date	Action

June 14, 2011	Parliament adopted the amendment to the Criminal Code and as of January 1, 2012, the perpetrator of sick pay fraud will be punishable by imprisonment of up to two years.

June 30, 2011	The Government Resolution No. 1226/2011 (VI.30.) on legislation program for 2012 and 2013, in order to implement the pharmaceutical subsidy system transformation, was adopted after consultations were conducted between the Government and the relevant parties.

July 1, 2011	The amendment to regulation of electricity and natural gas prices came into effect.

July 1, 2011	The Act LXXXI of 2011 on the Amendment of Certain Health Related Acts came into effect. Such Act reregulates sick pay transfers and funding systems of prescription drugs.

July 11, 2011	The Hungarian Parliament adopted the new Act on Public Procurement, which went into effect on January 1, 2012.

July 11, 2011	Parliament adopted the Act on Public Employment and the amendment to acts related to public employment.

September 30, 2011	The Minister of National Development issued a new decree on district heating prices. According to the decree, the retail district heating prices have been fixed as of March 31, 2011.

November 28, 2011	Parliament adopted the Act on abolishment of early retirement pensions, new regulation for early retirement benefits and social services of retired officers.

December 5, 2011	The Act on amendment to Health Act, prescription drug subsidy system and certain other acts were adopted by Parliament.

December 20, 2011	The Act on national public education was adopted by Parliament.

December 20, 2011	The Act on benefits of persons with reduced capacity to work and amendments to certain acts were adopted by Parliament.

December 20, 2011	The Act on public administration officers was adopted by Parliament and came into effect as of March 1, 2012.

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Date	Action

December 23, 2011	Parliament adopted the Act on national higher education, which significantly reduces the number of students supported and financed by the state.

December 23, 2011	Parliament adopted the Act on amendment to bankruptcy and liquidation proceedings law, business association law, corporate transparency, company registration and insolvency law and certain other laws related thereto, which result in a more efficient foreclosure and transparent liquidation and procedural rules.

December 23, 2011	Parliament adopted the Act on national mobile payment system, which centralizes mobile distribution services via a mobile payment system and went into effect on May 1, 2012.

December 30, 2011	The Hungarian State assumed certain debt items of MÁV.

January 1, 2012	The amount of political parties’ nominal funding was frozen at the level of 2011.

February 1, 2012	The new public employment system was launched.

On April 3, 2012	The Government agreed to guarantee the surety of the Municipality of Budapest up to a maximum of HUF63 billion, which was provided as security to the restructuring loans of Budapest Public Transport Company (“BKV”).

September 1, 2012	The new Act on public education entered into force.

September 1, 2012	The new system of higher education was launched.

January 1, 2013	Taxation of low tax-bracket enterprises and small enterprises introduced.(1)

July 1, 2013	The new electronic toll system based on road utilization was launched.

From 2014(2)	The size of the National Assembly was reduced to 199 members.

Source: Parliament and Ministry for National Economy

Notes:—
(1)	See “Taxation—Low Tax-Bracket Enterprises and Small Enterprises Tax.”
(2)	The legislation reducing the number of representatives in the National Assembly applied as from the general election held in April 2014.

On January 5, 2012, the Hungarian Government indicated it would enter a new agreement on an EU-IMF financial assistance package within a reasonable time.

On January 11, 2012, the European Commission commenced legal action against Hungary over new legislation that came into force on January 1, 2012. The infringement proceedings concerned the following three areas: the independence of the judiciary as regards mandatory early retirement of judges and prosecutors at the age of 62 instead of 70; the independence of the national data protection authority; and the independence of NBH.

On February 21, 2012, the Government announced deficit contracting measures to secure the deficit targets for 2012 and 2013. According to the decree of the government, the ministers of the corresponding portfolio should elaborate on proposals to:

(1)	cut the amount of prescription drug subsidies for the year 2012;

(2)	plan additional savings for the year 2013;

(3)	cut the expenditures related to the public transportation in the capital of Hungary;

(4)	introduce the electronic road toll system in the middle of the year 2013;

(5)	cut the expenditures of chapter-administered appropriations and other central government expenditures; and

(6)	introduce a partial suspension of public procurements.

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On February 22, 2012, the European Commission proposed to freeze transfers from the Cohesion Fund in the amount of EUR495 million for 2013 as a consequence of non-compliance concerning the Excessive Deficit Procedure against Hungary.

On March 6, 2012, the European Commission accepted proposals from Hungary designed to ensure compliance with the deficit target for 2012.

On March 13, 2012, the EU Economic and Financial Affairs Council (“ECOFIN,” the Council of the European Union consisting of Economic and Financial Ministers of the member states of the European Union) approved the European Commission’s proposal of February 22, 2012 to freeze transfers from the Cohesion Fund.

On March 7, 2012, the European Commission announced that it would take the next step in the infringement procedure against Hungary relating to the independence of the data protection authority. On April 8, 2014, the European Court of Justice ruled that the abrupt termination of the Hungarian Data Protection Commissioner’s term in office by the government constitutes an infringement of the independence of the Hungarian Data Protection Authority and is hence in breach of EU law (C-288/12.). The Minister of Justice has publicly apologized to the former Commissioner for the infringement and decided to compensate him for his lost remuneration.

On March 22, 2012, the Hungarian Government announced that the European Commission did not accept the legal arguments of the Hungarian reply of November 29, 2011, which had responded to the detailed European Commission statement with regard to the infringement procedure on the extra tax for the telecom sector, and it decided to refer the case to the European Court of Justice. The Government expressed its belief that the Hungarian regulations then in force were fully compliant with EU law.

On April 2, 2012, the fixed exchange rate loan system for FX debtors commenced. According to the announcement of the Ministry for National Economy, the objective of the fixed exchange rate loan system was to cushion the impact of the substantial volatility of the exchange rates of certain foreign currencies and enable FX debtors to predict their situation with respect to debt service payments irrespective of foreign exchange movements. People involved could request participation in the scheme beginning April 2, 2012 from the financial institution that provided the loan. According to the conditions of the fixed exchange rate loan system, the difference between installments calculated at a fixed exchange rate and the installments payable according to the actual exchange rate would be booked at two separate accounts. The difference between the principal repayments at the actual exchange rate and the fixed exchange rate would be booked on the first account. The difference between the interest repayments at the actual exchange rate and the fixed exchange rate would be booked on the second account. Debtors would not be required to pay back the sum on the second account. The first account, the joint capital account (containing the liabilities of the customer), would charge interest on the basis of interbank rates and, consequently, at a discounted rate. A debtor who, albeit at a greater cost, could still pay the installments despite the higher Swiss franc exchange rate, should continue to repay according to the original contract conditions. Therefore, the fixed exchange rate loan system was viewed as the optimal solution for debtors who would be unable to repay their debt in the near-term, according to the statement.

On April 23, 2012, the Hungarian government adopted the program entitled, “Next Step: Széll Kálmán Plan 2.0,” which included the Convergence Program and the National Reform Program. In 2012, the first Széll Kálmán Plan aimed for a fiscal adjustment of HUF550 billion, 83.4% of which was achieved according to a statement issued by the government of Hungary on April 23, 2012. The measures in the Széll Kálmán Plan 2.0 targeted additional fiscal adjustments totaling HUF150 billion in 2012. According to the program, 73% of the objectives of the first Széll Kálmán Plan—as a consequence of government measures—would be met by 2013, whereas in 2013, the government of Hungary would further improve the situation of the state budget by approximately HUF600 billion (the government estimate implied a range of HUF567 billion—HUF665 billion) through the Széll Kálmán Plan 2.0. Consequently, Hungary would carry out a structural adjustment program totaling 2% of GDP in 2012 and 4% of GDP in 2013.

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The government of Hungary approved additional measures in April 2012 that were expected to lead to the improvement of the general government deficit for 2012, together with the measures taken in February and the forecast of a better-than-calculated balance for the 2012 budget at the local government subsystem.

The following table sets forth the measures announced in the Széll Kálmán Plan 2.0 and their estimated effect on the general government deficit for 2012 and 2013, respectively:

Table 45: Estimated Effect of Széll Kálmán Plan 2.0 on General Deficit for 2012 and 2013

	2012	2013
	(HUF billions)
Reduction of expenditures of budgetary institutions, chapter- and other centrally administered appropriations	44.7	44.7
Reduction of pharmaceutical subsidies	10.0	40.0
Balance improvement of local governments	60.0	90.0
Introduction of a telecommunication services tax	30.0	52.0
Introduction of reverse charge VAT in agriculture	10.0	15.0
Launching the electronic road toll at an increased level	0.0	75.0
Reduction of central subsidies to metropolitan public transportation	0.0	10.0
Elimination of central subsidies to the Research and Technological Innovation Fund	0.0	25.2
Amendment of public tasks performed by state-owned companies	0.0	20.0
Introduction of a financial transaction levy	0.0	130.0–228.0
Maintaining and extending the income tax levied on energy providers	0.0	55.0
Merging and transforming current taxes levied on insurance companies	0.0	15.0
Reduction of the number of minor taxes	0.0	(5.0)
Total	154.7	567–665

Source: Ministry for National Economy

Furthermore, the surtax on financial institutions was planned to be halved in accordance with an agreement concluded between the Government and the Hungarian Banking Association. By implementing the Széll Kálmán Plan 2.0, the Government intended to finalize the transition to a tax system that would enable the reduction of taxes on labor by increasing taxes on consumption and sales. This would be a minor burden on individuals, but would contribute significantly to the budget as a whole. The new tax measures would be structural, and thus they would enable the government of Hungary to create sustainable stability on the revenue side of the budget.

The Széll Kálmán Plan 2.0 also included the National Reform Program of Hungary for 2012. The National Reform Program introduced measures that aimed to achieve the objectives of the Europe 2020 Strategy on the fields of labor market policy, research, development, innovation, climate policy and energy efficiency, education and social inclusion.

On April 23, 2012, the Parliament of Hungary accepted the Act on Takeover of Special Institutions for Inpatients of Local Governments and the Amendment of Certain Acts Related Thereto. According to this Act, the assets and debts of 70 health care institutions would be transferred to the central government. The assets were transferred on May 1, 2012. The assumption of debt should have taken effect on July 31, 2012; however, the assumption agreements was not settled in 2012. On March 18, 2013, Parliament adopted an Act on takeover of special institutions for inpatients and takeover of certain ancillary medical service provider business enterprises fully owned by the government or enterprises owned fully by such government-owned business enterprises connected to the special institutions for inpatients, by central budgetary organs and

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procedural rules of such takeover. Such Act regulated the debt assumption of special institutions for inpatients of local governments, and provided for the assumption by the virtue of law on April 1, 2013.

On April 25, 2012, the European Commission announced that, according to the assessment of the European Commission, Hungary had taken sufficient actions and displayed sufficient commitments to enter into negotiations on precautionary balance of payment assistance. The precautionary balance of payment assistance would provide Hungary with a loan upon Hungary’s request. However, Hungary did not make any request. This decision was made in light of commitments by Hungary, confirmed by Mr. Viktor Orbán, Prime Minister of Hungary on April 24, 2012 after his meeting with Jose Manuel Barroso, President of the European Commission, to take tangible steps to ensure compliance with EU law on all the issues that are relevant for the stable and independent legal environment that lies at the heart of investors’ confidence and influences macroeconomic stability. Based on Hungary’s reply to the European Commission’s administrative letter on this matter, the European Commission agreed on April 25, 2012 to close the infringement case on the independence of the NBH once the relevant legislation was adopted. The Hungarian authorities also committed to continue consultations with the ECB in view of reaching agreement on the remaining open issues. Hungary had also committed to address promptly and fully the recommendations of the Venice Commission on key priority areas in the field of the judicial reform. Before the negotiations regarding the EU-IMF financial assistance for Hungary could begin, the European Commission expected these commitments to be fully implemented.

On May 11, 2012, the Government submitted three new Bills (on Telecom Tax, on Uniform Insurance Tax, and on Financial Transaction Duty Tax) to the Parliament of Hungary to introduce the taxes announced in the Széll Kálmán Plan 2.0.

On May 18, 2012, Parliament adopted the Act on Telecom Tax. As of July 1, 2012, a telecom tax was imposed on calls via mobile phone and messages (“SMS” and “MMS”). The tax rate was HUF2 per minute and per message, though for individuals the first 10 minutes is tax-free each month, and the tax was capped at HUF700 for individuals and HUF2,500 for companies per month.

On May 30, 2012, the European Commission adopted a proposal for a Council decision to lift the suspension of commitments from the Cohesion Fund for Hungary, after concluding that the country had taken the necessary action to correct its excessive deficit, in line with the Council Recommendation of March 13, 2012.

On May 30, 2012, the European Commission published the final recommendation for a Council Recommendation on Hungary’s 2012 national reform program and delivered a Council opinion on Hungary’s convergence program for 2012 to 2015. According to the final recommendation, Hungary should take the following actions:

(1)	Correct the excessive deficit by 2012 in a durable manner, by implementing the 2012 budget and reducing reliance on one-off measures. Thereafter, specify all structural measures necessary to ensure a durable correction of the excessive deficit and to make sufficient progress towards the medium-term budgetary objective, including meeting the expenditure benchmark, and ensure sufficient progress towards compliance with the debt reduction benchmark. To mitigate the accumulated macroeconomic imbalances, put the public debt ratio on a firm downward path.

(2)	Revise the Cardinal Act on Economic Stability of Hungary by putting the new numerical rules into a binding medium-term budgetary framework. Continue to broaden the analytical remit of the Fiscal Council, with a view to increasing the transparency of public finances.

(3)	Make the taxation of labor more employment-friendly by alleviating the impact of the 2011 and 2012 tax changes on low earners in a sustainable, budget-neutral manner, for example, by shifting part of the tax burden to energy taxes and recurrent taxes on property. Strengthen measures to encourage women’s participation in the labor market, particularly by expanding childcare and pre-school facilities.

(4)	Strengthen the capacity of the Public Employment Service to increase the quality and effectiveness of training, job search assistance and individualized services, with particular regard

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to disadvantaged groups. Strengthen the activation element in the public work scheme through effective training and job search assistance. Implement the National Roma Integration Strategy (a strategy for improving the level of integration of individuals of the Roma ethnicity into the society of Hungary), and mainstream it with other policies.

(5)	Implement measures envisaged to reduce the administrative burden. Ensure that public procurement and the legislative process support market competition and ensure a stable regulatory and business-friendly environment for financial and non-financial enterprises, including foreign direct investors. Reduce tax compliance costs and establish a stable, lawful and non-distortive framework for corporate taxation. Remove unjustifiable restrictions on the establishment of large-scale retail premises. Provide specific well-targeted incentive schemes to support innovative small- and medium-sized enterprises in the new innovation strategy.

(6)	Prepare and implement a national strategy on early school-leaving by ensuring adequate financing. Ensure that the implementation of the higher education reform improves access to education for disadvantaged groups.

(7)	Reform the public transport system to make it more cost efficient. Increase the cross-border capacities of the electricity network, ensure the independence of the energy regulator and gradually abolish regulated energy prices.

On June 21, 2012, the Government of Hungary submitted a proposal for Parliament to amend the legislation regarding NBH. The IMF announced that it would examine the proposal together with the European Commission and the ECB to determine whether the proposal was sufficient to ensure central bank independence.

On June 28, 2012, Mr. Antal Rogán, the leader of the parliamentary faction of the majority governing party, Fidesz, announced that the Ministry for National Economy and the parliamentary factions of Fidesz and the minority governing party CDPP had concluded an agreement whereby the Government would reduce tax burdens in the amount of HUF300 billion. Taxes on labor would be reduced for employees below the age of 25 and above the age of 55, and blue-collar workers. Small enterprises would be entitled to choose to pay a favorable tax instead of paying taxes normally. To cover the additional expenditures, the Government would extend the base of the financial transaction duty; contrary to the original plans, the Hungarian State Treasury and the Hungarian Central Bank would not be exempt from the tax. According to the calculations of the Ministry for National Economy, this would generate an additional HUF200 billion. According to the Ministry for National Economy, the interest rate expenditures would be significantly lower than planned originally, covering an additional HUF100 billion of revenue loss. Moreover, the financial transaction duty would be capped at HUF6,000 per transaction, except for transactions by the Hungarian State Treasury and the NBH. As a result, the expected revenue would be HUF140 billion instead of the HUF280 billion expected originally. The lower-than-expected interest revenues would cover HUF50 billion of the revenue loss. The expected 2% real growth rate (higher than the 1.6% real growth rate expected originally) would cover the revenue loss in the amount of HUF50 billion. Moreover, the expected revenue from the financial transactions duty paid by the Hungarian State Treasury and the NBH would be HUF40 billion higher than originally planned. As a result, the measures would not increase the general government deficit.

On July 9, 2012, Parliament adopted the Act on Financial Transaction Duty, which went into effect on January 1, 2013. The new duty would be levied on those payment service providers (“PSPs”) that have their registered seat or branch office in Hungary, with special rules for the NBH. NBH would pay the duty solely upon the issuance of NBH securities with a term not exceeding two weeks and upon accepting NBH deposits with a maturity of between one day and two weeks. The duty would be paid monthly, and the general duty rate would be 0.1% of the amount of the financial transaction; however, the duty—with the exception of transactions by NBH or Hungarian Treasury or the Settlement Center of the Post Office—would not exceed HUF6,000 per transaction. For one-day deposits at NBH, the duty rate would be 0.01%. Also on July 9, 2012, Parliament adopted the Act on Uniform Insurance Tax in order to decrease the number of taxes imposed on insurance companies. This Act went into effect on January 1, 2013 and, with the introduction of this new type of tax, certain other taxes imposed on insurance companies would be abolished.

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On July 17, 2012, negotiations started among the Government of Hungary, the IMF and the European Commission, with delegates from the ECB taking part as observers. The negotiations ended on July 25, 2012 as planned. According to the press release issued by the European Commission on July 26, 2012, the Hungarian Government’s commitment to further fiscal consolidation was welcomed. In order to put the public debt ratio onto a firm downward path and maintain macroeconomic stability, a stable policy and institutional framework would need to be based on a more business-friendly environment and continued structural reforms that enhance growth and employment. According to the press release, the European Commission planned to continue the constructive negotiations with the authorities on these issues in co-operation with the IMF and the ECB.

On September 11, 2012, the Bill on amendment to the Act on Central Budget of Hungary for year 2012 was adopted by Parliament, which provided for a HUF150 billion loan to the Hungarian Eximbank provided by the state as owner.

On October 1, 2012, the Government announced that the Government planned to recommend the prohibition of slot machines. The expected loss of budget revenue from gaming of approximately HUF20-30 billion would be covered by the planned taxation of online gambling. The relevant Act was approved by the Parliament on October 2, 2012 and entered into force on October 10, 2012.

On October 5, 2012, György Matolcsy, Minister for National Economy, announced a HUF397 billion deficit reduction plan. According to the announcement, the expected growth rate for 2013 was lowered from 1.6% to 1% and the planned deficit-to-GDP ratio in 2013 was increased from 2.2% to 2.7%. The following table sets out the planned measures and their budgetary impact for the year 2013:

Table 46: Planned Measures and Budgetary Impact for 2013

Measure	Gross effect (HUF billions)
1. Increasing the EU co-financing rate of projects	55
2. Reduction of bureaucracy	30
3. More efficient wage controls in the public sector	73
4. Improved targeting of social benefits	8
5. Elimination of the regressive rates for social security contributions	51
6. Financial transaction tax	60
a. Increased payment obligation of the State Treasury	30
b. 0.3% financial transaction levy on cash withdrawal	30
7. Combating tax avoidance, substantive improvement of the efficiency of tax collection and different rules for the small business tax	120
a. Combating tax avoidance: expansion of reverse charge value-added tax (VAT) on swine trade	10
b. Combating tax avoidance: connecting cash registers to the tax authority	95
c. Different regulation of the small business tax	15
Total	397

Source: Ministry for National Economy

In addition, on October 5, 2012, the Government announced a freeze on expenditure in the amount of HUF133 billion to ensure it would meet the deficit target for 2012.

On October 17, 2012, György Matolcsy, Minister for National Economy, announced a HUF367 billion deficit reduction plan in order to avoid any new steps in the Excessive Deficit Procedure against Hungary. The European Commission indicated by letter that it could accept only two-thirds of the previously announced fiscal adjustment measures and thus forecasted the budget deficit for the following year to come

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within the range of 3.7% to 3.9% of gross domestic product. Failure to keep the deficit below 3% would imply moving to the next stage of the Excessive Deficit Procedure and the freezing of funding to Hungary from the European Union’s Cohesion Fund. The announced measures included doubling the financial transactions tax, adding revenue of HUF130 billion as well as keeping the bank surtax unchanged, resulting in additional anticipated revenue of HUF72 billion. Furthermore, changes in local business tax rules were expected to generate HUF35 billion and the Government would introduce a utilities tax, which was planned to generate HUF30 billion more in budget revenue. The healthcare contribution levied on in-kind (non-monetary) benefits provided by employers would increase from 10% to 27%, resulting in additional planned revenue in the amount of HUF40 billion and improvement in the efficiency of tax collection would result in additional planned revenue in the amount of HUF60 billion.

On October 19, 2012, the European Commission launched an infringement procedure against the sectoral tax on telecommunications firms in Hungary. Subsequently, on July 18, 2013, the European Commission decided to withdraw its pending case against Hungary with the European Court of Justice regarding the telecommunication surtax introduced in 2010.

On October 27, 2012, Viktor Orbán, the Prime Minister, announced that the Hungarian State (central government) would partially assume the debt of local governments. The measure would affect the debt of 1,956 local governments totaling HUF612.1 billion. If the population of the township was fewer than 5,000 people, 100% of the debt would be assumed, which would equal HUF97.3 billion of debt. If the population of the township exceeded 5,000 people, the ratio of the debt assumed would depend on the per capita local business tax revenue of that local government. If this revenue exceeded the average per capita local business tax revenue, 40% of the debt would be assumed. If the per capita local business tax revenue was between 75% and 100% of the average per capita local business tax revenue, 50% of the debt would be assumed. If the per capita local business tax revenue was between 50% and 75% of the average per capita local business tax revenue, 60% of the debt would be assumed. If the per capita local business tax revenue was below 50% of the average per capita local business tax revenue, 70% of the debt would be assumed. The following table sets out the affected amount of debt and the expected effect of the measure on the central government according to GFS methodology:

Table 47: Affected Amount of Debt and Expected Effect on the Central Government

	Number of townships	Per capita local business tax compared to the average	Amount of debt (HUF billions)(2)
Fewer than 5,000 people	1,673	100%	97.3
More than 5,000 people:
Above 100%(1)	134	40%	244.7
75%-100%(1)	54	50%	145.1
50%-75%(1)	57	60%	79.4
Below 50%(1)	38	70%	45.6
Total	1,956		612.1

Source: Ministry for National Economy

Notes:—
(1)	Percentage of average per capita local business tax revenue.
(2)	Amount of debt affected by the measure announced on October 27, 2012, as described above.

As of June 28, 2013, the planned debt assumption was completed, excluding two municipalities which were under a debt reorganization procedure. By the end of 2012, local government debt in the amount of HUF73.7 billion had been assumed. By the end of June 2013, an additional HUF616.7 billion of local government debt had been assumed. By February 28, 2014, the central government had assumed the remaining debt of local governments in the amount of HUF430 billion.

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According to ESA methodology, the measure has no effect on the debt and the deficit of the general government because, according to the ESA methodology, the debt and the deficit of the local governments are included in the general government debt and deficit data.

On November 16, 2012, the Government announced a HUF90 billion deficit reduction plan in order to close the gap of 0.2% between Hungary’s 2.7% 2013 general government deficit (including local governments) according to ESA methodology to GDP ratio target and the European Commission’s 2.9% projection. According to the plan, the Government included the following additional measures in the 2013 budget proposal:

•	raising the rate of income tax for energy providers from 11% (as planned originally) to 31%, projected to generate additional budget revenue of HUF40 billion;

•	extending the scope of the online gambling tax, projected to generate additional budget revenue of HUF10 billion; and

•	increasing the dividend payment obligations of Szerencsejáték Zrt. (the state-owned gambling company), projected to generate additional budget revenue of HUF10 billion.

Furthermore, on November 16, 2012, the Government announced that the transitional taxes and extra taxes (such as Surtax on Retail, Telecommunications and Energy Sectors) would be abolished; however, the Surtax on Financial Institutions would be fixed as a permanent tax, with the tax burden for the year 2013 equaling the tax burden of 2012.

On December 17, 2012, Parliament adopted detailed rules for the method of calculating government debt and gross domestic product and the rules for implementing the government debt limitations mentioned in the New Constitution. In accordance with these rules, through the execution of the central budget act, the Government and all organs within the system of public finances shall take into account the value of the expected gross domestic product of the given budget year and the value of the government debt planned for the last day of that budget year when borrowing or undertaking a financial obligation. The validity of a contract under which the Government borrows or undertakes a financial obligation shall not be affected if the actual government debt index on the last day of the given budget year exceeds the respective index of the reference year due to a reason not known at the time of such borrowing or undertaking.

On December 17, 2012, the Ministry for National Economy (“MNE”) announced that the Government of Hungary decided to revise the conditions for eligibility for the social benefit to support home ownership of families announced on October 12, 2011. According to the decision:

•	The interest rate subsidy would be constant and would not decrease annually.

•	The maximum amount of subsidized loans would be increased from HUF10 million to HUF15 million for purchases of new construction real estate and from HUF6 million to HUF10 million for purchases of existing real estate.

•	The maximum value of real estate eligible for subsidized loans would be increased from HUF15 million to HUF20 million for purchases of existing construction real estate.

•	Extensions of existing real estate would also be eligible for subsidized loans with a maximum of HUF10 million on the amount of the loan. The loan would be capped and not the value of the real estate.

•	Application deadline for contracts increasing the financial strength of debtors with overdue home loans would be extended to December 31, 2013.

The measures would become effective retroactively, so that those who previously applied for the subsidy would be eligible for these benefits. This program is ongoing.

On December 19, 2012, the Government entered into an arrangement with labor unions concerning an increase of the monthly minimum wage. According to the agreement, the monthly minimum wage increased from HUF93 thousand to HUF98 thousand for non-skilled employees and from HUF108 thousand to

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HUF114 thousand for skilled employees. For 11 subsectors (manufacture of food products, manufacture of textiles, manufacture of wearing apparel, manufacture of leather and related products, manufacture of wood, manufacture of furniture, construction of buildings, specialized construction activities, retail trade, accommodation and food service activities), the state would cover the costs of the minimum wage increase (including additional contributions). The measure would affect approximately 256 thousand people and result in additional general government budget expenditure in the amount of HUF10 billion.

On December 19, 2012, Parliament approved an amendment extending the deadline for borrowers to take advantage of the bail-out with respect to foreign currency-denominated mortgages of mortgage debtors indebted in foreign currency. The amendment provides that debtors with less than 90 days’ delinquency would be entitled to apply to enter the fixed-rate repayment schedule until March 29, 2013 instead of the original deadline of December 31, 2012. The contract setting out the terms of the mortgage loan granted by the mortgage bank to finance the difference between the actual and the fixed exchange rate would be subject to re-negotiation, subject to parameters under the law; the re-negotiation would not affect the state guarantee of the original loan.

On December 22, 2012, the Ministry for National Development issued a decree implementing the decision of the Government dated December 12, 2012 to decrease residential gas, electricity and public heating price levels by 10%. The decree entered into force on December 26, 2012.

As of December 28, 2012, Parliament amended the Act of Entry and Residence of Nationals from Third Countries and provided an authorization for Hungary to issue the so-called zero-coupon “Residence Bonds” with a face value of EUR250,000 to eligible companies chosen by Hungary, which may in turn issue securities which can be acquired and held for a minimum of five years by applicants in order to accelerate Hungarian residence permit applications. As of September 1, 2014, an amendment to the Act had been filed with the Parliament, including a proposal to raise the face value of Residence Bonds from EUR250,000 to 300,000. Parliament adopted the amendment on December 16, 2014 and it became effective on January 1, 2015.

On January 24, 2013, the European Commission launched an infringement procedure against the telecommunications tax imposed on calls via mobile phone and messages by sending a letter of formal notice to Hungary. The European Commission ceased the infringement procedure against Hungary on September 26, 2013.

In January 2013, the MNE provided an estimate of the expected budgetary effects of the previously announced deficit reduction measures in light of the information available as of January 2013. The following table sets forth the expected effects of the measures:

Table 48: Expected Effects of Deficit Reduction Measures

	Year ended December 31,
	2012	2013
	(in HUF billions)
Employment, social transfers and labor market	185.0	220.0
Pension system reform	32.9	48.9
Public transport	26.0	36.0
Higher education	12.0	38.0
Reform of drug subsidies	86.5	93.0
State and municipal funding(1)	109.9	325.1
Contributions to the fund established to reduce public debt(2)	116.0	221.0
Additional revenue from revenue-side measures of Széll Kálmán Plan 2.0	22.8	398.5
Total	591.1	1,380.5

Source: MNE

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Notes:—
(1)	Limit on local governments’ borrowing, rationalization of local and central administration, reduction in the size of the black economy, cut in public employment.
(2)	Electronic toll system, delay in some corporate income tax cuts.

On February 8, 2013, the Ministry of National Development submitted a bill on an amendment to the Act on the central budget of Hungary for the year 2013. According to such bill, the Hungarian state would guarantee the payment obligations owed by MVM Magyar Villamos Művek Zrt. to E.ON SE under a contract for the sale of shares in each of E.ON Földgáz Trade Földgázkereskedö Zrt. and E.ON Földgáz Storage Földgáztároló Zrt., up to a maximum amount of EUR875 million. The Hungarian state would also guarantee the purchase of certain stocks related to the activities of these companies up to a maximum amount of HUF90 billion.

On March 13, 2013, a guarantee in the amount of HUF256 billion was provided by Hungary to Magyar Villamos Művek Zrt. in order to purchase two companies, E.ON Földgáz Trade Földgázkereskedõ Zrt. and E.ON Földgáz Storage Földgáztároló Zrt.

On March 13, 2013, a member of Fidesz submitted a Bill to Parliament according to which the regulated price of certain public utility services, including gas, electricity and purchased heating would be decreased by 10% as compared to the prices as of December 1, 2012. The Bill was adopted by the Parliament and the Act went into effect on May 10, 2013.

On May 10, 2013, the MNE published measures to ensure lifting of the European Commission’s Excessive Deficit Procedure. In order to ensure that the Excessive Deficit Procedure would be lifted, the Hungarian Government would freeze HUF92.9 billion in the 2013 budget. If the European Commission deems the freeze insufficient, the ongoing financing of major one-off government investments might also be suspended. If the two measures, together worth approximately HUF150 billion, still proved insufficient, the Government would be ready to raise special taxes on banks, the income tax of energy suppliers and the financial transaction duty if needed.

The following table sets forth the announced measures and their effect on the deficit in HUF billions:

Table 49: Announced Measures and Effect on Deficit

	Gross effect
Measure	2013	2014
	(in HUF billions)
Freezing of funds at budgetary institutions and professional chapter- administered appropriations	68.9	68.9
Freezing of funds related to state assets	3.0	3.0
Obligation to improve balance at extra-budgetary state funds	14.5	14.5
Payment obligation of the Hungarian Financial Supervisory Authority	1.5	1.5
Obligation of higher reserves at budgetary chapters not under Government control, lower subsidies for media services	5.0	5.0
Nominal freezing of cash benefits	—	20.0
Modification of work and disbursement schedule for state investments and renovations; cutting back of informatics and information-communication expenditures; lower subsidies for business organizations	—	60.0
Adjustments, total	92.9	172.9

Source: MNE

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On May 29, 2013, the European Commission proposed the termination of the Excessive Deficit Procedure launched against Hungary. Subsequently, on June 21, 2013, the ECOFIN approved the proposal.

On June 17, 2013, the Government announced additional deficit contracting measures to prevent relaunch of the recently terminated Excessive Deficit Procedure against Hungary. The following measures were announced:

•	increase of financial transaction duty; for cash withdrawals, the duty was increased from 0.3% to 0.6% and the cap was eliminated and, for other transactions, the duty was increased from 0.2% to 0.3% and the cap remained intact;

•	increase of telecommunication services tax from HUF2 to HUF3 for corporate clients; the monthly cap was increased from HUF2,500 to HUF5,000;

•	mine rents paid by entrepreneurs engaged in mining exploitation and geothermic energy production was increased from 12% to 16%;

•	6% health care contribution would be levied on interest income, which would be payable beside the personal income tax; and

•	7% levy on local government debt assumed and repaid by the central government.

The estimated effect of these measures equaled HUF110–120 billion.

On June 27, 2013, Parliament approved the first four measures; the fifth measure, the 7% levy on assumed debt, was cancelled. In addition, credit institutions would be obligated to pay an additional 208% of the financial transaction levy paid in the first four months of 2013. The tax changes entered into force on August 1, 2013.

On July 16, 2013, Tibor Navracsics, Minister of Public Administration and Justice, announced that the Government intended to settle the position of debtors indebted in foreign currencies. Subsequently, Mihály Varga, Minister for National Economy, announced that the Government intended to settle the position of mortgage loans taken for the purpose of home purchases. Subsequently, on July 24, 2013, the Government declared that foreign currency-denominated mortgage loans for the purpose of home purchases should be phased out of the Hungarian loan market and that the Government would start related negotiations with the Hungarian Banking Association.

On September 6, 2013, the Government submitted an amendment to the Budget Act for 2013 that would increase the general government deficit according to GFS methodology by HUF171.0 billion for 2013. The following table sets forth the additional expenditures included in such amendment.

Table 50: Additional Expenditures Resulting from Amendment to Budget Act for 2013

Measure	Additional Expenditure
(HUF billions)
Purchase of E.ON assets(1)	71.0
Funding of cooperative credit institutions	100.0
Raising of EU funds contributions	20.0
Increase of wages in the public education sector	32.5
Non-state public education	5.0
Human services	4.6
Higher education	11.0
Costs connected to E-toll system	10.9
Total additional expenditures	255.0
Decrease of reserves	84.0
Additional deficit	171.0

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Source: MNE

Note:—
(1)	Purchase of shares of two companies involved in natural gas trade and storage: E.ON Földgáz Trade Földgázkereskedö Zrt. és az E.ON Földgáz Storage Földgáztároló Zrt.

On September 27, 2013, a Bill was submitted to reduce utility fees. The Bill aimed to reduce the regulated prices for electricity, gas and district heating by 11.1% compared to the price level of September 2013. As a result, the regulated prices for electricity, gas and district heating for November 2013 would be expected to be 20% lower compared to those of December 2012. The Bill was adopted by Parliament on October 14, 2013.

On October 18, 2013, the Government submitted a bill to the Parliament which proposed that the family tax allowance would be deductible from health care and pension contribution after January 1, 2014. As a result, health care and pension contribution payments in 2014 would drop by HUF53 billion compared to 2013 according to estimates of the MNE. The bill was approved on November 18, 2013.

On October 25, 2013, a Bill to reduce the financial burden on the public that would amend the Act on Financial Services was submitted to Parliament. According to the Bill, cash withdrawals from automatic teller machines (“ATMs”) would be free of charge up to twice a month, up to a total of HUF150,000, from February 1, 2014. The Act was adopted by Parliament on November 11, 2013.

On November 4, 2013, the Government announced the takeover of remaining local government debt in the amount of approximately HUF420 billion. As a result, the Hungarian State assumed all remaining local government debt by February 28, 2014. In exchange, the government directed the municipalities to create an economic development plan for their local community.

On November 5, 2013, Parliament adopted amendments to support borrowers with mortgage loans denominated in foreign currency. Prior to the amendment, borrowers who were delinquent on payments by more than 90 days, or whose debt exceeded HUF20 million, were not eligible to participate in the support scheme. Pursuant to the Amendment Act, the fixed-rate repayment schedule available under the scheme would be available for mortgage debtors indebted in foreign currency who were delinquent on payments by 90 days or more but less than 180 days. Furthermore, the Amendment Act eliminated the requirement that the amount of foreign currency denominated mortgage debt be less than HUF20 million to be eligible for the support scheme. The Amendment Act extended the eviction moratorium until April 30, 2014.

On November 26, 2013, the Parliament approved the principal figures of the budget for the year 2014. According to the decision, the total revenues of the general government would amount to HUF15,983 billion, and the total expenditures would amount to HUF16,968 billion. As a result, the general government deficit for 2014 would be HUF984 billion. The bill was approved on December 17, 2013.

On January 8, 2014, the MNE published the preliminary general government deficit (excluding local governments) for 2013, in accordance with GFS methodology. The deficit reached HUF929.2 billion, equaling 3.2% of the preliminary GDP for 2013.

On January 14, 2014, Prime Minister Viktor Orbán announced that Hungary will construct two new nuclear plant blocks at Paks. According to the announcement, Russia would cooperate in the construction and financing. The Russian partner would provide a loan to Hungary in the amount of EUR10 billion covering 80% of construction costs. Hungary would begin repaying the loan over a period of 21 years after the project had been completed and the plant had been put in operation. The international treaty between the Government of Hungary and the Government of the Russian Federation was approved by the Hungarian Parliament on February 6, 2014.

On January 29, 2014, MVM purchased a 49.83% share of RWE Gas International N.V. in Fővárosi Gázművek Zrt., (a retail gas public utility company in Budapest). On the same day, the Government declared that this merger has national strategic importance.

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On February 6, 2014, the Parliament – as the third level of reduction of public utility fees – approved amendments to reduce public utility fees and customer protection. According to the amendments, gas prices would decline by 6.5% as of April 1, 2014; electricity prices would decline by 5.7% as of September 1, 2014; and purchased heating prices would decline by 3.3% as of October 1, 2014.

On June 11, 2014, the Parliament introduced a progressive tax levied on the net revenues (from advertising) of media service providers, publishers of press products, providers of outdoor advertising tools and publishers of web advertisements (“media providers”). This Act was amended by the Parliament on July 4, 2014. According to the amendment, the net revenues of media providers included fees paid to media agencies related to advertising. The Act as amended entered into force on August 15, 2014. The following table sets forth the tax brackets and the corresponding tax rate if the media provider is a Hungarian entity:

Table 51: Tax Rates Applicable to Hungarian Media Providers

Tax Bracket	Tax rate (%)
Revenue under HUF500 million	0
Revenue between HUF500 million and HUF5,000 million	1
Revenue between HUF5,000 million and HUF10,000 million	10
Revenue between HUF10,000 million and HUF15,000 million	20
Revenue between HUF15,000 million and HUF20,000 million	30
Revenue between HUF above 20,000 million	40

Source: Official Gazette of Hungary, Act No. XXII of 2014. and Act No. XXXIV of 2014.

If the media provider is not a Hungarian entity and does not undertake to pay the tax after the advertisement of Hungarian buyers, the tax is paid by the buyer of the service and the tax base is 0% of the revenue below HUF2.5 million and 20% of the revenue.

On July 4, 2014, the Parliament adopted an Act regulating customer claims against financial institutions based on unfair exchange rates used for credit, loan or financial lease agreements denominated in foreign currency. Under the Act, the financial institutions are obliged to recalculate the amount of disbursements and any payments on the basis of the official exchange rate of the NBH within 90 days after the Act entering into force. Prior to the recalculation, the institutions must prepare and file the recalculation method to with NBH within 60 days after the Act entering into force. The Act sets forth a rebuttable presumption, viz., that it should be presumed that the unilateral option of loan agreement with a customer client enabling the financial institution to raise interest, costs or fees is against the respective legal rules and therefore that such a contractual stipulation is null and void. The financial institutions are obliged to examine their general terms and conditions containing a stipulation falling under the Act and incorporated into loan agreements with customer clients and report them to the NBH. If a financial institution wishes to declare and report a stipulation falling under the statutory presumption as a fair condition, the financial institutions should file an action against the Hungarian State before the Metropolitan Court of Budapest in order to rebut the presumption. If the financial institution does not challenge the statutory presumption or it cannot prove the fairness of the stipulation before court, it will have to settle payments vis-à-vis the customer client according to a separate Act to be approved by the Parliament. On September 24, 2014, Parliament adopted a separate Act on technical rules of settlement between financial institutions and consumer clients. The separate Act regulates calculation rules of unfair sums charged by financial institutions, deadlines for settlement with the clients, regulation of information letters for clients on the settlements and revision of settlement. The main deadline was April 30, 2014 for the settlement of foreign-exchange based loans (with payment obligation in HUF) of customers. Customer loans which are paid in foreign currency or denominated in HUF were to be settled by September 30, 2015, while customer loans repaid under the fixed-rate repayment schedule will be settled until November 30, 2015.

On July 4, 2014, the Parliament adopted a new Act on development of the institutional framework for certain participants of the financial intermediary system regulating the reorganization procedures of financial

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institutions (such as credit institutions and investments firms, financial holding companies and financial enterprises seated in Hungary and being under the consolidated supervision), the role of the NBH acting as the supervisory authority of reorganization, and the establishment of the Reorganization Fund. Every financial institution under the scope of the Act is obliged to participate in the Reorganization Fund and pay fees (0.05% of its registered share capital as joining fee and an annual fee), which will be applied toward financing the costs and measures related to reorganization. Most of the provisions of the Act entered into force on September 16, 2014.

On July 14, 2014, Mihály Varga, Minister for National Economy, submitted an amendment to the Budget Act for 2014, which amendment the Parliament adopted on December 2, 2014. According to the proposal the general government deficit according to GFS methodology would increase by HUF152 billion. The following table sets forth the planned expenditures under the amended Budget Act for 2014:

Table 52: Planned Expenditures under Proposed Amendment to Budget Act for 2014

(in HUF billions)
Purchase of Antenna Hungária Zrt.	56
Purchase of Magyar Gáz Tranzit Zrt.	5
Purchase of AVE Magyarország Kft.	14
Purchase of Főgáz Zrt.	77

Source: MNE

On July 17, 2014, Mihály Varga, Minister for National Economy, announced that the Government had decided to cut state spending by approximately HUF110 billion to ensure the 2.9% budget deficit target for 2014 according to ESA methodology.

According to the MNE announcement, savings measures became necessary to safeguard sufficient resources for key Government programs, such as employment-boosting schemes. In comparison to the estimate in the 2014 budget, the Government aimed to provide public work employment for more people than was previously planned, and thus to offer wages instead of social benefits. This step would increase state budget expenditures by HUF47 billion. Another reason for introducing safeguard measures at various ministries was that low inflation was expected to result in lower than formerly estimated tax revenues. On the other hand, rebounding consumption and improved economic transparency would partly offset this effect. Safeguard measures were also deemed necessary, as, in order to fully utilize EU development resources, some investment projects would be completed through domestic instead of EU funding. The EU resources thus preserved would be disbursed for other investment projects. Savings measures would have a significant impact on the expenditures of the Investment Fund within which certain projects or project elements would be put off to 2015. The amount frozen within the chapters of ministries would total HUF39.5 billion and the reserves for extraordinary government measures would also be lowered significantly. Expenditures of Extra Budgetary State Funds and those related to state asset management would also be capped by the Government.

On November 13, 2014, the Parliament imposed a special tax on investment funds. The tax was based on the assets managed by the fund. The tax rate was set at 0.05% per annum and would be applicable from January 1, 2015. In parallel, as from January 1, 2015, investment funds would be exempt from the surtax on financial institutions. In addition, portfolio management would be subject to value added tax from January 1, 2015 if the client is a natural person.

On November 18, 2014, the Parliament approved the bill on taxes in 2015. According to the act, a system called Electronic Road Freight Traffic Monitoring System (“EKÁER”) would be set up. The purpose of the EKÁER is to track the actual route of goods and to ensure that no goods may be placed on the market in Hungary that have not been previously reported to the tax authority. EKÁER is expected to allow authorities to perform their control and monitoring functions more effectively.

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On December 16, 2014, the Parliament approved a bill introducing a health care contribution imposed on tobacco producing and trading companies. The contribution will be based on the revenues of the company in 2014. The contribution amounts to 0.2% of revenues below the threshold of HUF30 billion with a minimum of HUF30 million; 2.5% of revenues exceeding the threshold of HUF30 billion and below the threshold of HUF60 billion; 4.5% of revenues exceeding the threshold of HUF60 billion. According to the bill 30% of total investment incurred during 2014 is deductible from the contribution; the maximum of the deduction is 80% of the contribution.

As of December 24, 2014, an amendment to the Act on more economical operation of business companies owned by the Government entered into force. Such amendment, in order to ensure effectiveness and security in the provision of the services, established a purchase option in favor of the Government in companies providing mainly fundamental utility services to the public (such as electricity, gas, district heating, etc.). The Government would have the purchase option and squeeze-out right if the Hungarian state or the respective state-owned shareholder already has, directly or indirectly, an interest reaching 90% of voting rights in the target company, and at the time of the acquisition and the squeeze-out the Government has these shares in the target company which provides the relevant services (i.e. energy production service, energy system control, energy trading, energy transfer service, universal service, or financial service in connection with public service or universal service) or in that entity which controls the company group providing these services.

As of January 1, 2015, the tax rate for the highest bracket of the advertising tax was increased from 40% to 50%.

As of January 1, 2015, the surtax on certain products endangering public health was extended to alcoholic drinks. The excise duty is levied on alcoholic drinks with an alcohol volume percent exceeding 1.2%. The amount of the excise duty ranges between HUF20 per liter to HUF900 per liter depending on the alcohol volume percent.

In addition, the excise duty on heating oil increased by 5.2%. For natural gas for automobiles the excise duty increased from HUF0 per cubic meter to HUF28 per cubic meter. For natural gas used for other types of motors, the excise duty increased by 5.2%.

On January 8, 2015, the MNE published the preliminary general government deficit (excluding local governments) for the year 2014, in accordance with GFS methodology. The deficit reached HUF825.7 billion, equaling 2.6% of the preliminary GDP for the year 2014.

On February 9, 2015, the Government of Hungary and the EBRD signed an agreement in which the Government indicated its intent to sell its shares in Hungarian banks within three years and to reduce the sectoral tax on the banking sector. The tax rate would be reduced from the current 0.53% to 0.31% in 2016 and to 0.21% in 2017. The base of the tax would be the total assets of the bank as of the end of the year 2014 instead of the end of the year 2009.

On March 26, 2015, the Government announced that the fuel supply contract of the two new blocks of the nuclear plant in Paks will be finalized based on the Finnish model. According to the announcement there is no obligation to acquire fuel from suppliers other than Roszatom. The EU, however, (in line with the Finnish model) does set the requirement of a provision which - after a period of ten years - allows for inviting other suppliers who can offer fuel compatible with the reactor. According to the announcement the Government has succeeded in settling all issues with the representatives of Euratom Supply Agency (“ESA”) and has initialed the agreement. According to the Euratom agreement, the fuel supply contract will have three, instead of two signatories: apart from the buyer and the seller, Euratom will also have to sign it.

On April 2, 2015, the Government announced that the First National Utility Company (“ENKSZ”) started operating in the gas sector on April 1, 2015.

On April 8, 2015, the Government decided to modify the budget for the year 2015. According to the decision, general government expenditures would increase by HUF61 billion, general government revenues would increase by HUF46 billion. Consequently, general government deficit would increase by HUF15 billion according to GFS methodology. According to ESA methodology, the general government deficit

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would increase by HUF52 billion. The general government debt would increase by HUF67 billon. The following table sets forth the main measures and their expected effect on the budget for the year 2015:

Table 53: Main Measures and Expected Effect on Budget for 2015

Measure	Value (HUF billions)
Expenditures
Purchase of 15% share of Erste Bank Hungary Zrt.	15.0
Support of certain local governments	3.7
Military expenditures	10.0
Other expenditures	28.0
Revenues
Interest revenues	41.5

Source: Fiscal Council

In addition to the measures above the Government decided to assume the debt of BKV Zrt., the state-owned public transport company of Budapest in the amount of HUF52 billion. According to GFS methodology, this measure does not increase expenditures and general government deficit.

The budget amendment was submitted to the Parliament on April 21, 2015 and adopted on June 9, 2015.

On April 14, 2015, the Parliament approved a bill amending the act regulating food chain safety. According to the bill, the food chain inspection fee amounts to 0.1% of total net revenues from food production including animal husbandry, plant cultivation and distribution.

On May 13, 2015, the Government handed in the budget bill for fiscal year 2016 to the Parliament and on June 23, 2015 the bill was adopted by the Parliament. According to the Act, total revenues of the general government (excluding local governments) are projected to amount to HUF15,800.4 billion and total expenditures are projected to amount to HUF16,562.0 billion; as a result, the general government deficit (excluding local governments) is projected to amount to HUF761.6 billion. The general government debt-to-GDP ratio is projected to fall to 73.3% in 2016.

On June 2, 2015, Mr. Mihály Varga, Minister for National Economy announced that the Government is to grant tax relief of up to 30% of the bank tax for lenders that have increased their volume of corporate lending since 2009, the onset of the financial crisis. The Minister added that the total reclaimable amount will be capped at HUF10 billion and the tax relief will be applicable as of 2016. The tax relief will equal the increased amount of corporate loan stock, but it cannot exceed 30 percent of bank tax payable by the lender. If requested refunds breach the HUF10 billion ceiling, the amount of refunds will be proportionately distributed among lenders that, instead of deleveraging, opted to increase lending after 2009. The amendment was submitted as part of the tax package for the 2016 Budget Bill.

On June 16, 2015, a tax package accompanying the 2016 Budget Bill was adopted by the Parliament. According to calculations of the MNE, the tax amendments will leave in 2016 as much as HUF230 billion more with employees, families and enterprises. Key measures include lowering the personal income tax rate from 16% to 15%, which is estimated to leave HUF120 billion with employees; lowering the VAT on pork from 27% to 5%, which is estimated to reduce taxes by HUF25 billion; and amending tax allowances for families with two children from HUF10,000 to HUF12,500 per child, per month.

State public service fees and charges are set to decline by approximately HUF10 billion in 2016. In accordance with an agreement concluded with the EBRD, bank taxes will be HUF60 billion lower. Banks that have increased lending after 2009 will be entitled to reclaim as a whole HUF10 billion of taxes.

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On June 19, 2015, an amendment to the Cardinal Act on Economic Stability entered into force. According to the amendment, the Parliament may only approve a budget resulting in a decrease of the debt-to-GDP ratio of at least 0.1% if one of the two following conditions is satisfied: either the projected inflation rate does not exceed 3% or the projected real growth rate does not exceed 3%. If the projected inflation rate and the projected real growth rate exceed 3%, the Parliament may not approve a budget resulting in an increase of the nominal debt (compared to the preceding year) at a rate exceeding the difference between the projected inflation rate and half of the projected real growth rate.

On July 15, 2015, the European Commission opened two separate in-depth investigations to further examine whether two Hungarian measures with steeply progressive rate structures are in line with EU state aid rules. The first measure concerns a food chain inspection fee and the second a tax on turnover from the production and trade of tobacco products. At this stage, the Commission has concerns in both cases that the progressivity of the rates based on turnover provides companies with a low turnover a selective advantage over their competitors, in breach of EU state aid rules. The Commission has also issued injunctions, prohibiting Hungary from applying the progressive rates of the food chain inspection fee and the tobacco tax until the Commission has concluded its assessment.

On July 17, 2015, Mr. Mihály Varga, Minister for National Economy, announced that according to the legal standpoint of the Hungarian Government, the food chain inspection fee and health contribution fee on tobacco products are not in breach of EU law.

On August 6, 2015, a guarantee in the amount of HUF60 billion was provided by Hungary to the Municipality of Budapest in order to obtain financing for the modernization of metro line M3 and the related rolling stock.

As from September 1, 2015, a new Act on debt settlement procedure for private individuals became effective that provides for debt settlement both outside and within the scope of a court procedure. The main goal of these procedures is to reorganize debts of private individuals by use of their assets and proceeds within a regulated framework and to restore their solvency. Both types of procedure are based on the mutual cooperation of the debtors and their creditors involving the Family Insolvency Service and an appointed Family Administrator.

On September 22, 2015 Deputy State Secretary Richárd Adorján of MNE announced that, through an amendment of this year’s budget, the Government will add HUF30 billion to existing funding to assist in the handling of the migrant crisis.

The amendment will increase the amount in the Extraordinary Government Expenditures Fund by HUF60 billion to HUF160 billion. An additional HUF1 billion will also be added to the allocation of the Ministry of Interior as a contingency reserve for crisis management. Of the HUF60 billion increase, HUF30 billion is to be disbursed for crisis management (in addition to HUF30 billion already spent in 2014) and the other half of the increase (HUF30 billion) will serve as funding for contingency spending and is designed to cover the costs of any other unforeseeable event.

On November 3, 2015, the Parliament adopted an amendment to the budget for the year 2015. The fund for extraordinary Government measures, which includes financing costs related to the migration issue and relevant Government steps, has been increased by HUF60 billion, of which HUF30 billion has been earmarked for costs related to measures combating illegal economic migration. The Government has also assumed debt of HUF47.2 billion of MTVA, the umbrella organization for public service media. For the financing of the Modern Cities Program, HUF25 billion has been allocated in the budget. This amount is expected to be covered by higher than formerly projected tax revenues generated by robust economic growth and the Government’s pro-transparency measures.

On December 11, 2015, the Ministry for National Economy announced that in line with the informal guidelines of the European Commission and in accordance with the Memorandum of Understanding concluded with the EBRD, the Government has submitted to the Parliament an amendment to the Surtax on Financial Institutions. The bill reduces the highest Surtax rate by 0.07 percentage points, from 0.31% to 0.24% effective as of January 1, 2016. The lower Surtax rate remains unchanged at 0.15%, up to HUF50

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billion. In 2016, the tax base remains the modified balance sheet total of 2009. On June 2, 2015, Mr. Mihály Varga, Minister for National Economy, announced that the Government will grant tax relief of up to 30% of the Surtax on Financial Institutions for lenders that have increased their volume of corporate lending since 2009, the onset of the financial crisis. The Minister added that the total reclaimable amount will be capped at HUF10 billion and the tax relief will be applicable as of 2016. The tax relief will equal the increased amount of corporate loans stock outstanding, but it cannot exceed 30% of bank tax payable by the lender. If requested refunds breach the HUF10 billion ceiling, the amount of refunds will be proportionately distributed among lenders that, instead of deleveraging, opted to increase lending after 2009. The amendment was submitted as part of the tax package for the 2016 Budget Bill. Subsequently, on June 16, 2015, the tax package accompanying the 2016 Budget Bill was adopted by the Parliament.

The Government continues to be committed to complying with the agreement, according to which the Surtax rate is set to be further reduced in 2017. The Government plans to submit the bank tax bill for 2017 in the first half of 2016, along with the 2017 Budget.

On January 6, 2016, the Ministry for National Economy published the preliminary general government deficit (excluding local governments) for the year 2015, in accordance with GFS methodology. The deficit reached HUF1,218.6 billion.

On January 15, 2016 Minister of State for Economic Development and Regulation István Lepsényi announced that the Family Housing Allowance (CSOK) is a major endeavor expected to boost economic growth and achieve long-term social policy goals such as the reversal of a negative demographic trend and keeping skilled labor force in Hungary. The new housing scheme is a versatile tool for supporting families in building new flats and houses but it is also a tool for generating new investment valued at HUF200-240 billion through the construction of some 10,000 new residential properties. This may add 0.4-0.5 percentage points to the country’s GDP and create 14,000-16,000 new jobs. Fiscal revenues originating from construction are expected to offset expenditures.

On March 2, 2016 Minister for National Economy Mihály Varga unveiled the Irinyi Plan, a major re-industrialization blueprint. Seven priority areas were identified: motor vehicle manufacturing, manufacturing of specialized machinery and equipment, health industry- and tourism, food industry, green economy, info-communication industry and defense industry. One of the main objectives of the strategy is to increase the industrial output-to-GDP ratio from the current 23.5% to 30% until 2020.

On March 7, 2016, the Ministry for National Economy announced that Hungary will receive a loan facility of EUR500 million from the EIB which the Government can use to finance the development of public road network in Hungary over the next five years.

On March 8, 2016, the Ministry for National Economy published the preliminary general government balance (excluding local governments) for the first two months of 2016, in accordance with GFS methodology. The surplus reached HUF14.8 billion.

On the same day, the Ministry for National Economy announced that the accrual-based general government debt (including local governments) amounted to 75.3% of the GDP for the year 2015 according to preliminary data.

On March 17, 2016, the Parliament approved a bill to establish National Home Building Societies (“NHBS”). The minimum number of membership is 120. Society members who deposits funds into NHBS for the purchase of new home receive a 30% state subsidy, with a maximum of HUF25,000 per month; these savings must be used to purchase a new home worth between HUF10 million and HUF40 million. Loans are allocated by either a tender or a random selection or a combination of the two methods. The NHBS can only be operated by a company with at least HUF100 million capital. The NHBS is not subject to the National Deposit Insurance Fund.

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On March 21, 2016, Minister for National Economy Mihály Varga announced that the Government aims to operate the state without a deficit, and thus without having to take out market loans to finance public spending on, for example, defense, healthcare and environmental protection. The zero-deficit budget must be achieved while – potentially – GDP growth is kept around 3% and investment projects, such as the development of Paks II or the Budapest-Belgrade railroad, do not come to a standstill. Subsequently, the Government submitted the budget bill to the Parliament on April 26, 2016.

On March 30, 2016, the Parliament amended the bill establishing NHBS, upon the reconsideration request of the President of Hungary. According to the amendment, the organizer must maintain sufficient reserves fixed in the bill and societies will operate until all the members are able to buy a new home but for at least 10 years.

On March 30, 2016, the Parliament amended the Act on Public Finance. According to the amendment, the Government will be entitled to allocate funds on prioritized public tasks without the amendment of the annual budget by the Parliament and without providing funds simultaneously.

On April 25, 2016, Hungary issued a CNY 1,000,000,000 bond under English law maturing in April 2019.

On April 27, 2016, the Government proposed the Bill on amendment of certain tax laws to the Parliament, in line with the proposal on central budget of Hungary for year 2017. According to the Bill, VAT on milk, eggs and poultry is to be reduced to 5% as of January 1, 2017. VAT on restaurant services is also set to fall to 18%, as is VAT on Internet.

On May 3, 2016, the Government introduced an amendment to the Act on the central budget of Hungary for year 2016. According to the amendment, the total revenues of the general government budget are increased by HUF14.4 billion to HUF16,222.1 billion; the total expenditures of the general government budget are increased by HUF14.4 billion to HUF16,983.7 billion; the deficit of the general government budget is unchanged and will amount to HUF761.6 billion. The amendment was approved by the Parliament on June 13, 2016.

On June 7, 2016, the Parliament approved the tax package that accompanies the 2017 Budget. According to the act the excise duty on tobacco products will increase in three steps (as of September 1, 2016, as of January 1, 2017 and as of January 1, 2018) in order to comply with the respective EU regulation. The excise duty levied on fuel will increase by HUF10 per liter for gasoline and by HUF5 per liter for diesel fuel only if global oil prices fall below a threshold (USD40 or USD50 depending on the decision of the Parliament). If global oil prices increase to the threshold, the level of excise duty will decrease to the previous level. Thanks to the new, simplified fringe benefit scheme (cafeteria), in 2017 employees may receive HUF100,000 per year in cash. Besides that amount, HUF100,000 and HUF350,000 per year may be transferred to the SZÉP vouchers of public sector and private sector employees, respectively. A new sectoral tax will be levied on catering industry form January 1, 2017. The tax rate will be 4% and the tax base will be the revenue from food and non-alcoholic beverages.

On June 13, 2016, the Parliament approved the budget bill for the year 2017. According to the bill the central government deficit (excluding local governments) for the year 2017 will amount to HUF1,166.4 billion.

On June 20, 2016, the Government announced that Hungary, represented by state-owned entity Corvinus Zrt. in the transaction, and the EBRD agreed with Erste Group Bank AG (“Erste Group”) to acquire minority equity stakes of 15 per cent each in Erste Bank Hungary Zrt. (“EBH”). Before the completion of the transaction, Erste Group will strengthen the capital base of EBH in order to sustainably enable the bank to provide additional lending to the Hungarian economy. The HUF77.78 billion purchase price for the 30% stake in EBH was negotiated between Erste Group and the two buyers based on market valuation methods after the performance of due diligence with the support of external advisors. On August

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11, 2016, the MNE announced that the transaction through which the State of Hungary and the EBRD obtained a stake of 15 percent each in EBH was concluded on August 11.

On November 18, 2016, Minister for National Economy Mihály Varga announced that Hungary’s current corporate income tax rates of 10% and 19% are set to be reduced to a flat rate of 9% as of next year. The fiscal shortfall stemming from this reduction is expected to be compensated by faster economic growth already in 2017.

On November 22, 2016, MNE announced that the minimum wage and the guaranteed minimum wage are set to rise by 15% and 25%, respectively, in 2017, while employer contributions will be cut by 5 percentage points. In 2018, the minimum wage and the guaranteed minimum wage are to increase by another 8% and 12%, respectively, while contributions will be reduced by 2 percentage points. If wage growth in the first nine months of 2017 exceeds 11%, another 0.5 percentage points may be cut from contributions in 2018.

On December 23, 2017, MNE announced that the Parliament has adopted a package of payroll tax amendments designed to facilitate the realization of a six-year wage agreement signed by the Government and wage negotiation partners on November 24, 2016.

According to the tripartite agreement, the Government undertook to reduce the rate of corporate income tax to a flat rate of 9% from the previous 19% (for turnover above HUF 500 million per year) and 10% (for turnover of HUF 500 million or lower per year). The rate of small business tax (KIVA) was set to be cut from the previous 16% to 14% in 2017 and by another 1 percentage point in 2018, to 13%. The fixed-rate tax of small businesses (KATA) would be applicable for enterprises with revenues of up to HUF 12 million per year, instead of the previous amount of HUF 6 million. Some 160 thousand enterprises paid KATA in 2016, and their number may rise by as much as 30-40 thousand by 2017. Social contributions payable by employers would be reduced from 27% to 22% in 2017, and by another 2 percentage points to 20% in 2018. In addition, the Government has committed itself to decrease payroll taxes by another 0.5 percentage points provided gross wages will have risen at least 11% by 2017. Accordingly, the rate of employer contributions might fall by 2018 from 27% to 19.5%. As of 2019, the rate of contributions may decline by another 2 percentage points in each of the four years after that, provided wages will have risen by at least 6%.

On January 6, 2017, MNE announced that general government deficit according to GFS methodology (excluding local governments) amounted to HUF 848.3 billion for the year 2016.

On June 15, 2017, the Parliament approved the budget for the year 2018. According to the act the planned general government revenues amounts to HUF 18,751.5 billion, the planned general government expenditures amounts to HUF 20,112.1 billion, and the planned general government deficit amounts to 1,360.7 billion equaling 2.4% of the expected GDP for the year 2018.

On July 27, 2017, Hungary issued a CNY 1,000,000,000 bond under Chinese law maturing in July 2020. On August 31, 2017, the Government announced that the state would partially assume the mortgage debt of families with at least three children beginning January 1, 2018. The assumed debt will be HUF 1 million per family. According to the estimate of MNE the budgetary effect of the measure will range between HUF 10 billion and HUF 20 billion annually. In 2018 the expenditure related to this measure is planned to be HUF 17 billion.

On September 7, 2017, MNE announced that general government balance according to GFS methodology (excluding local governments) posted a HUF 979.9 billion deficit during the first eight months of 2017.

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Central Government Budget

The following table sets forth information concerning central government revenues and expenditures for the final budget for the years 2012, 2013, 2014, 2015 and 2016, the planned and modified budgets for 2017 and the planned budget for 2018:

Table 54: Central Government Revenues and Expenditures(1)

	For the Year ended December 31,
	2012	2013	2014	2015	2016	2017	2017	2018
	Final	Final	Final	Final	Final	Approved	Modified	Approved
						budget	budget	budget
	(HUF billions)
Revenues
Payments of Economic Units
Corporate taxes (including financial institutions)	357.7	394.0	450.4	600.6	734.4	790.2	662.4	421.5
Mining tax (DPTT)	103.6	63.2	63.0	35.0	27.6	30.0	35.0	36.8
Company car tax	32.3	33.1	31.7	31.5	32.0	27.6	33.6	33.3
Gambling tax	52.4	30.9	34.6	32.8	25.0	30.8	30.8	25.9
Eco tax	24.1	22.5	20.1	23.6	23.2	23.9	23.9	24.0
Simplified business tax	146.5	110.0	96.8	89.4	81.1	80.6	75.6	69.6
Tax of small enterprises	0.0	10.1	12.7	11.0	13.6	13.5	23.5	27.2
Itemized tax of small taxpayers	0.0	28.3	42.2	54.4	69.9	75.5	94.5	113.0
Tax on utility systems	0.0	54.9	55.0	55.9	55.0	52.2	55.2	55.0
Advertising tax	0.0	0.0	3.3	6.1	12.6	11.7	11.7	14.0
Other central payments	172.0	233.2	327.0	393.5	426.6	395.9	440.9	464.2
Other payments	18.0	22.9	24.2	22.2	18.8	24.0	24.0	19.5
Tax of financial institutions	84.9	139.1	148.6	149.6	73.2	66.5	66.5	50.4
Extra tax of certain sectors	165.6	9.8	(1.0)	0.3	0.0	0.0	0.0	0.0
Total	1,157.2	1,152.1	1,308.4	1,505.8	1,593.2	1,622.4	1,577.7	1,354.4
Taxes on Consumption
Value added tax	2,747.4	2,809.6	3,035.6	3,285.7	3,290.3	3,542.0	3,542.0	3,838.6
Excises	943.1	912.9	937.7	1,019.8	1,035.5	1,057.7	1,092.9	1,123.7
Financial transaction tax	0.0	259.6	277.9	207.7	199.1	205.7	205.7	204.7
Public health production tax(1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Insurance tax	0.0	26.2	28.7	30.0	32.4	31.5	34.2	35.2
Telecom levy	12.2	47.0	56.0	54.8	53.2	54.4	54.4	52.1
Tourism development contribution	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.4
Total	3,702.7	4,055.3	4,335.9	4,598.0	4,610.4	4,891.3	4,929.2	5,265.7
Payments of Households
Gross PIT revenues	1,498.4	1,504.6	1,589.1	1,688.6	1,717.6	1,792.5	1,908.5	2,096.2
PIT revenues of central budget	1,385.3	1,504.6	1,589.1	1,688.6	1,717.6	1,792.5	1,908.5	2,096.2
Private persons’ special tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
98% extraordinary tax of private persons	1.2	0.9	1.5	0.0	0.8	0.9	0.9	0.9
Registration fee paid after domestic servants	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tax payments	0.2	0.2	0.4	8.1	2.3	8.0	8.0	8.0
Fees	109.6	107.4	120.3	136.4	157.7	155.2	178.2	188.6
Vehicle tax	0.0	41.2	42.4	43.9	43.9	43.5	43.5	44.0
Other Revenues	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	1,609.4	1,654.4	1,753.8	1,877.0	1,922.3	2,000.1	2,139.1	2,337.7

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Central Budgetary Institutions and Chapter Administered Appropriations
Own revenues of the institutions	1,397.5	1,776.9	1,833.3	2,076.1	2,500.7	1,230.7	1,230.7	1,318.6
Own revenues of chapter administered professional appropriations	129.3	116.1	127.4	146.5	365.6	13.8	13.8	28.4
EU support of chapter administered professional appropriations and central investments	1,076.8	1,583.8	1,668.9	1,165.9	641.1	1,545.2	1,545.2	3.0
Total	2,603.6	3,476.8	3,629.5	3,388.6	3,507.4	2,789.7	2,789.7	1,350.0
Payments of Central Budgetary Institutions	41.0	47.9	30.6	29.8	27.4	57.3	60.7	30.0
Contribution to National Social Fund	17.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Payments of Local Governments	9.3	19.2	23.1	15.8	15.3	21.6	26.9	39.0
Payments of Extrabudgetary and Social Security Funds	0.0	173.6	194.7	84.8	24.6	17.0	17.0	13.3
Revenues of International Transactions	0.4	5.9	10.9	0.0	0.0	0.0	0.0	0.0
Payments Related to State Property	69.8	205.7	275.0	170.1	205.1	110.9	273.3	96.1
Other Revenues	25.8	40.7	29.3	34.1	68.2	7.9	7.9	7.1
Revenues Related to Debt Service	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revenues from EU programs								1,911.2
Revenues from EU	11.6	27.9	17.5	25.7	344.0	30.9	86.7	63.2
Customs and import duties	9.2	9.2	11.2	13.6	13.2	12.0	12.0	12.6
Pension Reform and Debt Reduction Fund	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Revenues(2)	9,257.7	10,868.6	11,619.9	11,743.3	12,331.3	11,561.1	11,920.1	12,480.4
Interest Revenues	145.9	132.6	334.5	232.5	148.6	42.8	42.8	73.5
Total Revenues(3)	9,403.6	11,001.2	11,954.3	11,975.8	12,479.9	11,603.8	11,962.8	12,553.8
Expenditures
Subsidies to Economic Units	259.5	279.9	283.6	305.4	333.6	311.4	311.4	372.8
Support to the Media	61.8	66.6	69.9	69.9	69.9	70.1	70.1	71.3
Consumer Price Subsidy	96.9	94.8	103.2	97.8	97.9	104.0	104.0	97.5
Housing Grants	124.0	131.9	128.0	109.3	148.2	211.3	211.3	236.3
Family Benefits Social Subsidiaries
Family benefits	445.9	434.7	422.9	417.4	411.5	413.9	413.9	407.1
Income supplement benefits	62.6	62.2	63.8	130.6	126.1	124.0	124.0	124.6
Benefits under retirement age	280.0	223.5	173.4	136.6	113.3	95.9	95.9	89.9
Other specific subsidies	28.5	25.9	24.7	24.2	21.3	23.7	23.7	22.9
Total	817.0	746.3	684.8	708.7	672.2	657.5	657.5	644.6
Central Budgetary Institutions and Chapter Administered Appropriations
Expenditures of central budgetary institutions	2,920.3	3,858.2	4,169.1	4,589.3	4,600.4	4,040.8	4,054.5	4,334.2

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Chapter administered professional appropriations	2,146.9	2,849.0	3,311.3	4,046.4	4,132.1	4,281.5	4,386.9	4,752.5
Central investment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Chapter balance reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	5,067.2	6,707.2	7,480.4	8,635.6	8,732.5	8,322.2	8,441.4	9,086.7
Support to Political Parties and Other Civil Organizations	3.8	3.8	10.3	3.8	3.8	3.8	3.8	9.8
Transfer to Social Security Funds	690.9	986.6	892.1	560.0	409.7	383.6	623.7	596.8
Transfer to Local Governments
Direct transfer from the budget	1,027.3	711.1	792.4	665.4	675.4	641.1	654.2	705.4
Yielded PIT revenues	113.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	1,140.4	711.1	792.4	665.4	675.4	641.1	654.2	705.4
Transfer to Extrabudgetary Funds	94.6	272.1	119.7	138.7	155.0	31.9	31.9	61.9
Expenditures of International Transactions	2.4	14.2	8.8	14.6	6.3	8.7	8.7	2.8
Debt Service Related Expenditures	15.8	71.9	101.1	41.1	47.1	47.3	47.3	51.5
Other Expenditures	16.2	58.1	25.0	24.0	59.3	30.2	30.2	31.7
Reserves	0.0	0.0	0.0	0.0	0.0	375.2	441.1	260.6
Extraordinary Expenditures	9.0	4.4	4.5	4.0	3.6	3.3	3.3	2.9
Government Guarantees Redeemed	40.8	27.0	18.9	12.6	12.4	21.0	21.0	22.1
Contribution to EU Budget	234.9	272.3	290.9	306.0	295.3	317.0	286.0	309.9
Expenditures Related to State Property	137.4	260.3	411.4	286.8	387.0	315.8	318.2	322.2
Interest Payments	1,202.4	1,277.9	1,345.9	1,205.7	1,118.2	952.3	898.6	978.3
Total Expenditures	10,014.8	11,986.5	12,770.9	13,189.7	13,227.3	12,807.8	13,163.7	13,865.2

Source: MNE

Notes:—
(1)	From 2012 on it is a revenue of Social Security Funds
(2)	Excluding interest revenues
(3)	Including interest revenues

Central Government Budget Process

The MNE is responsible for preparing the central government budget on a calendar year basis for the Government. The Government submits the central government budget to Parliament for consideration and ultimate approval. The annual central government budget for each coming year should be approved prior to the beginning of the relevant year. If Parliament does not approve the budget by such time, the Government is obligated to propose an interim central government budget without delay. If the central government budget is not approved by Parliament either, the Government is entitled to collect revenues due to the central government budget in accordance with the laws then in force and to make expenditures in line with the central government budget for the preceding calendar year, which includes uncapped appropriation for debt service, subject to generally applicable budgetary rules.

Within eight months of the end of each calendar year, the final accounts for the preceding year are compiled by the Government and are submitted to Parliament for final approval.

The major components of revenue under the central government budget comprise taxes imposed on consumption (including VAT), enterprise taxes and taxes on households (primarily personal income taxes).

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The major expenditure items of the central government budget comprise debt service and transfers to the social security funds, budgetary institutions, local governments and extra-budgetary funds.

Roles of the Ministry for National Economy, the Hungarian State Treasury and the Government Debt Management Agency

As of May 29, 2010, the MNE assumed responsibility from the Ministry of Finance for supplying information to support the Government’s decision-making and for co-coordinating issues falling within the Government’s scope of authority in relation to public finances. See “Hungary—Political System—Government.” Specific responsibilities include the preparation of the Bill on the final accounts of the central government and the central government budget, which is presented to Parliament each calendar year.

The MNE is required to ensure the execution of the central budget, the solvency of the central government, the financing of the central government and the recording of government debt, including guarantees granted and sureties undertaken by the Government, and loans and claims of the central government. These tasks are executed through the Treasury, and debt and liquidity management tasks are carried out by Államadósság Kezelő Központ Zártkörűen Működő Részvénytársaság, a special government debt management agency (the Government Debt Management Agency Private Company Limited by Shares or “GDMA Pte Ltd.”).

The Treasury was established on January 1, 1996 as a central budgetary organization. The legal and professional supervision of the Treasury is performed by the MNE. Within its budget execution responsibilities, the Treasury’s main task is the management of budget appropriations and government cash flows and the determination of the daily financing needs of the central government. The management of budget appropriations includes the registration of annual appropriations, the monitoring of their changes and the right to authorize payments from appropriated amounts.

The cash management duties of the Treasury include account management for the budgetary institutions, which, in accordance with the Act on Public Finances, are obligated to keep their accounts with the Treasury. The Treasury administers the Single Treasury Account, which is the cash account of the Treasury held at the NBH.

The Treasury’s responsibilities also include the provision of funds for public investments, the transfer of contributions and subsidies to municipalities, and the management and collection of loans and other claims of the central government.

The Government’s borrowing needs are financed by the GDMA Pte Ltd. The Finance Minister established the GDMA Pte Ltd. in order to concentrate debt management functions into one organization. Accordingly, the GDMA Pte Ltd. manages, renews and records the forint and foreign exchange debt of the central government and, since 2003, manages the liquidity of the Single Treasury Account. For purposes of liquidity management, the GDMA Pte Ltd. introduced new secondary market operations (such as repurchase transactions on the domestic securities market).

In the domestic market, the responsibilities of the GDMA Pte Ltd. include the administration of auctions and subscriptions, and the development of the institutional framework and structure of government securities markets. Further, the GDMA Pte Ltd. provides easily accessible, up-to-date information on the government securities markets and on financing of Hungary’s borrowing needs in order to encourage transparency. With respect to foreign debt management, the GDMA Pte Ltd. acts in the name of Hungary in raising funds, manages the foreign exchange debt of the central government, ensures promptness and accuracy in respect of debt service payments and effects hedging transactions to reduce risks.

Taxation

The current Hungarian taxation system was introduced in 1988. The most important elements of the Hungarian tax system are corporate profit tax, personal income tax, value added tax, excise duty and local taxes. The Hungarian tax system has undergone moderate changes in recent years in an effort to improve competitiveness and to harmonize the Hungarian tax system with EU standards.

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Hungarian tax law distinguishes between domestic and foreign taxpayers. The tax liability of a domestic taxpayer extends to income originating from both Hungary and abroad, while the tax liability of a non-Hungarian taxpayer is restricted to its Hungarian source income as defined by the relevant Hungarian tax law and also as may be affected by an applicable double taxation treaty. Hungary has entered into a double taxation treaty with more than 60 countries, including almost all of the OECD countries. Of the OECD countries, Hungary does not have a double taxation treaty with New Zealand.

Hungary, like many developing countries, has a substantial “shadow” economy that avoids paying taxes. However, such “shadow” economy has diminished in recent years, as evidenced by an increase in tax receipts that have outpaced GDP growth. Further improvement is expected as larger companies and multinational enterprises assume a greater role in the Hungarian economy.

Corporate Profit Tax and Corporate Dividend Tax

On January 1, 2010, the general corporate tax rate on profits increased from 16% to 19%, but taxpayers took advantage of certain tax preferences. On July 1, 2010, the availability of the 10% corporate tax rate for companies generating revenues of up to HUF50 million was expanded to apply to companies generating revenues of up to HUF500 million. Domestic entities receiving dividends are exempt from Hungarian dividend tax. Foreign entities receiving dividend, interest and royalties from local sources are not subject to withholding tax.

As of January 1, 2017, the flat rate on corporate tax was reduced to 9%.

Personal Income Tax

On January 1, 2011, Hungary’s personal income tax rate structure was simplified with the introduction of a one-tier tax rate system, with a flat tax rate of 16% on personal income. However, a tax base supplement (super-grossing) had applied to annual income of above HUF2,424,000. As of January 1, 2013, such tax base supplement has been abolished and, as a result, the proportionate, 16% flat-rate personal income taxation has been fully introduced. In line with abolishing the personal income tax base supplement, the cap on the amount of pension contribution payable by private individuals has also been removed. In addition, a family allowance was introduced. Based on the number of children in the household, the personal income tax paid by the employee could be reduced with the respective amount set forth in the following table:

Table 55: Family Personal Income Tax Allowance

Number of Children	HUF(1)
One child	10,000
Two children(2)	10,000
Three or more children	33,333

Source: MNE

Notes:—
(1)	Per month per child.
(2)	As of January 1, 2015, the tax allowance for two children is HUF12,500, and as of January 1, 2017, the tax allowance for two children is HUF15,000.

As of January 1, 2014, the family personal income tax allowance may be applied as a deduction not only for purposes of personal income tax, but also for purposes of the healthcare contribution and pension contribution paid by the employee.

As of January 1, 2016, the flat tax rate on personal income was reduced to 15%.

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Value Added Tax

As of July 1, 2009, the standard VAT rate was set to 25%. A reduced 18% VAT rate was introduced with respect to certain basic food items, and a 5% rate was set on special needs items (e.g., medicine and books). Currently, there is no tax imposed on some services (e.g., postal and financial services). The current Hungarian VAT system is fully harmonized with all relevant applicable EU Directives. The standard VAT rate was increased to 27% as of January 1, 2012.

The VAT rate on live pigs and half-carcasses was cut to 5% from January 1, 2014. Subsequently, the VAT rate on live and slaughtered cattle, sheep and goats was cut to 5% from January 1, 2015, and the VAT rate on unprocessed pork was cut to 5% from January 1, 2016. Subsequently, the VAT rate on poultry, egg and milk was cut to 5%; and the VAT rate on restaurant and internet service was cut to 18% from January 1, 2017.

Registration Tax

Registration tax has been levied on the registration of cars since February 2004; however, in line with a recent decision of the European Parliament, tax has been decreased significantly for all passenger cars. For environmental reasons, the largest reduction in tax has been for the most environment-friendly cars.

Excise Duty

An excise duty is levied on the manufacturing, importing, warehousing, storage and distribution of mineral oils, alcoholic products, beer, wine, champagne, intermediary alcohol products and tobacco products.

On April 10, 2014, the European Court of Justice declared that Hungary has failed to fulfill its obligations under EU legislation relating to excise duties on alcoholic beverages. As a result, an excise duty was introduced on these items effective from January 1, 2015. The amount of excise duty is HUF1,000 per annum for personal manufacturing up to 50 liters; the amount of excise duty is 50% of the normal rate for lease manufacturing up to 50 liters.

On November 26, 2014, the Parliament approved an amendment to the act regulating excise duties. According to the amendment, the required collateral for excise license amounts to HUF600 million for mineral oil, HUF22 million for tobacco products and HUF150 million for other products. Subsequently, on March 3, 2015, the Parliament amended the act to require collateral for excise license amounts to HUF20 million for other products. The amendment entered into force on March 11, 2015.

On December 15, 2014, the Parliament approved an Act on excise duty levied on tobacco products. According to the act, the excise duty was increased in April 2015. The excise duty will amount to HUF15,700 per 1,000 pieces and 25% of the retail price with a minimum of HUF28,000 per 1,000 pieces for cigarettes. For cigars, the excise duty amounts to 28.5% of retail price; for shag, the excise duty amounts to HUF14,000 per kilogram; and for other tobacco products, the excise duty amounts to HUF14,000 per kilogram. According to the act, the excise duty would be increased in July 2015. For cigars, the excise duty will amount to 14% of retail price with a minimum of HUF4,000 per 1,000 pieces.

Effective as of January 1, 2017, excise duty was raised to HUF16,200 per 1,000 piece plus 25% of retail price with a floor of HUF28,800 per 1,000 piece for cigarettes; to 14% of retail price with a floor of HUF4,120 per 1,000 piece for cigars; and to HUF16,200 per kilogram for shag.

Surtax on Financial Institutions

On July 22, 2010, Parliament adopted an Act imposing a special tax on financial institutions on their 2010 income or adjusted balance sheet as of December 31, 2009 or the sum of the net value of managed funds and other managed portfolio assets. Such surtax was levied for the year 2011 and was applicable to all financial institutions (both domestic and foreign) with at least one set of annual financial statements prepared by July 1, 2010, including banks, insurance companies and other financial sector enterprises (e.g., investment companies, stock exchanges, commodity exchange service providers, venture capital fund

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managers, and investment fund managers), including their branches. The Government instituted the financial institution surtax as a permanent tax.

The tax base and rate vary according to the type of institution is currently as follows:

Table 56: Tax Base and Rate

Type of Institution	Tax Base and Rate
Banks	0.15% of the adjusted balance sheet total up to HUF50 billion and 0.21%(1) of amounts in excess of such threshold
Insurance companies	—(2)(3)
Financial enterprises	6.5% of interest and 6.5% of fees and commission income
Investment companies	5.6% of the adjusted net income
Stock exchanges	5.6% of the adjusted net income
Commodity exchange service providers	5.6% of the adjusted net income
Venture capital fund managers	5.6% of the adjusted net income
Investment fund managers	—(4)

Notes:—

(1)	In 2016 the tax rate was 0.24%, and until January 1, 2015, the tax rate was 0.53%.
(2)	In 2011 and 2012, the tax rate was replaced by a three-tier progressive tax rate structure with rates of 1.5%, 3.0% and 6.4%. The lowest tier extended up to HUF1 billion, the middle tier from HUF1 billion to HUF8 billion, and the highest rate on income exceeding HUF8 billion.
(3)	As of January 1, 2013, surtax on insurance companies has been abolished, and uniform insurance tax has been introduced.
(4)	Prior to January 1, 2015, the tax rate was 0.028% levied on the sum of the net value of managed funds and other managed portfolio assets. As of January 1, 2015, investment fund managers are exempt from the surtax on financial institutions; simultaneously, a new special tax was introduced.

According to an agreement concluded on December 15, 2011, the surtax imposed on credit institutions can be reduced by certain loss items arising from the fixed-rate repayment schedule.

On December 11, 2015, the Ministry for National Economy announced that in line with the informal guidelines of the European Commission and in accordance with the Memorandum of Understanding concluded with the EBRD, the Government has submitted to the Parliament an amendment to the Surtax on Financial Institutions. The bill reduces the highest Surtax rate by 0.07 percentage points, from 0.31% to 0.24% effective as of January 1, 2016. The lower tax Surtax rate remains unchanged at 0.15%, up to HUF50 billion. In 2016, the tax base remains to be the modified balance sheet total of 2009. On June 2, 2015, Mr. Mihály Varga, Minister for National Economy, announced that the Government will grant tax relief of up to 30% of the Surtax on Financial Institutions for lenders that have increased their volume of corporate lending since 2009, the onset of the financial crisis. The Minister added that the total reclaimable amount will be capped at HUF10 billion and the tax relief will be applicable as of 2016. The tax relief will equal the increased amount of corporate loans outstanding, but it cannot exceed 30% of bank tax payable by the lender. If requested refunds breach the HUF10 billion ceiling, the amount of refunds will be proportionately distributed among lenders that, instead of deleveraging, opted to increase lending after 2009. The amendment was submitted as part of the tax package for the 2016 Budget Bill. Subsequently, on June 16, 2015, the tax package accompanying the 2016 Budget Bill was adopted by the Parliament.

On December 15, 2015, the Parliament adopted an amendment to the Act on surtaxes imposed on credit institutions according to which a surtax rate of 0.15% should be applied up to 50 billion HUF adjusted balance sheet, above this threshold 0. 24% in 2016. As of January 1, 2017, the surtax rate was decreased from 0.24% to 0.21% on adjusted balance sheet total exceeding HUF 50 billion according to an amendment act.

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Uniform Insurance Tax

On July 9, 2012, Parliament adopted the Act on Uniform Insurance Tax to decrease the number of taxes imposed on insurance companies. The tax base is the insurance fee. The rate of the tax is 15% for all-risk vehicle insurance fees and 10% for property and accident insurance fees. The amount of the tax shall be calculated, declared and paid by the insurance companies monthly. This Act went into effect on January 1, 2013, and with the introduction of this new type of tax, the surtax imposed on insurance companies and the fire protection contribution were abolished.

Surtax on Retail, Telecommunications and Energy Sectors

On October 20, 2010, Parliament adopted an Act approving a surtax on retail businesses, telecommunications companies and energy supply companies. Retail businesses are subject to a progressive tax at 0.1% on net sales revenues between HUF500 million and HUF30 billion, 0.4% between HUF30 billion and HUF100 billion, and 2.5% above that level. Telecommunication companies are subject to a 4.5% tax on annual net sales revenues between HUF500 million and HUF5 billion and 6.5% on the excess above HUF5 billion. Energy supply companies, which are already subject to a special surtax of 8% on adjusted net profits in addition to the standard corporate income tax rate, are now subject to an additional 0.3% tax on annual net sales revenues up to HUF5 billion and 1.05% on revenues exceeding HUF5 billion. As of January 1, 2013, surtax on retail businesses was abolished.

Surtax on Certain Products Endangering Public Health

As of September 1, 2011, a new Act went into effect that introduced a surtax on certain products containing high levels of sugar or salt. Such surtax is imposed on the person or legal entity selling the product for the first time in Hungary (e.g., the Hungarian manufacturer or the importer). The following table sets forth the tax rates applicable as of January 1, 2014:

Table 57: Surtax Rates on High Sugar or Salt Products

Type of product	Tax Rate
Soft drinks	HUF7 or 200 per liter
Energy drinks	HUF40 or 250 per liter
Pre-packaged product with high level of sugar	HUF70 or 130 per kilogram
Salted snacks (e.g. chips)	HUF250 per kilogram
Food flavoring mixes	HUF250 per kilogram
Flavored beer or alcoholic beverages	HUF20 or 100 or 300 or 500 or 700 or 900 per liter(1)
Marmalade	HUF500 per kilogram

Source: Act No. CIII of 2011 on Public Health Product Tax

Note:—

(1)	According to the alcohol content of the beverages

Financial Transaction Duty

After several amendments adopted by Parliament, the Act on Financial Transaction Duty went into effect as of January 1, 2013. The rate of duty is 0.2% of the transferred amount and 0.3% for cash withdrawals. The duty is payable by the entity providing the relevant payment service. The amount of the duty is capped at HUF6,000 per transaction. This cap is not applicable when the taxpayer is the Settlement Center of the Hungarian Post or the Hungarian Treasury, except that the duty payable with respect to each transaction at the Treasury involving the sale of government securities is also capped at HUF6,000. In accordance with the recommendation of the European Commission, the transactions of the NBH are not subject to this duty.

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Certain Treasury transactions are not subject to the duty (such as payments related to social security contribution funds, payments and transfers related to EU subsidies and initiated from accounts held at the Treasury, transactions involving accounts of the National Tax and Customs Administration held at the Treasury). Certain intra-group financing-related and investment service provision-related payment transactions are also exempt.

As of August 1, 2013, the financial transaction duty was increased. For cash withdrawals, the duty was increased from 0.3% to 0.6% and the cap was eliminated; for other transactions, the duty was increased from 0.2% to 0.3% and the cap remained at HUF6,000.

As of February 1, 2014, cash withdrawals from ATMs may be free of charge up to twice a month, up to a total of HUF150,000.

As of January 1, 2015, the Financial Transaction Duty became a lump-sum duty on electronic payment instruments. For contactless payment instruments, the duty is HUF500 per year and for other electronic payment instruments the duty is HUF800 per year. The duty is payable by the payment service provider upon every payment instrument used by an account holder.

On December 1, 2016, MNE announced that banks expanding their total amount of loans by at least 20% between the end of the year 2015 and the end of the year 2017 will be entitled to reduce the financial transaction duty levied on the bank. The reduction is set at 0.6% of the increase of their total amount of loans. The maximum amount of reduction is HUF 300 million and may not exceed 80% of the financial transaction duty levied on the bank.

Public Utility Tax

As of January 1, 2013, public utilities, such as cables (electricity, phone, television, internet) and pipelines (gas, water, conduit) laid above or underneath municipal areas were subject to an additional tax. The entity owning the cable or pipeline pays this tax, except if the owner is the state or a local government, in which case the tax shall be paid by the service provider. The tax base of this tax is the total length of cables and pipelines, and the payable tax is HUF125 per meter of cable or pipeline.

As of January 1, 2014, the public utility tax rate applies to telecommunication cables according to the following three-tier system:

Table 58: Telecommunication Public Utility Tax Rates

Length of Telecommunication Cables	Public Utility Tax Rate
up to 200,000 meters	0% of the standard tax is payable
between 200,000 and 350,000 meters	30% of the standard tax is payable
between 350,000 and 500,000 meters	75% of the standard tax is payable
500,000 meters and above	100% of the standard tax is payable

Source: Act No. CLXVIII of 2012

Low Tax-Bracket Enterprises and Small Enterprises Tax

As of January 1, 2013, new types of tax were introduced as part of the Job Protection Action Plan as options for low tax-bracket enterprises and small enterprises. One of these new options for small enterprises is a tax of 16% of a tax base, including a cash-flow based profit plus wages and salaries. Businesses opting for such tax shall be exempt from certain taxes applicable to wages and salaries. Low tax-bracket enterprises choosing the monthly payable flat rate tax shall be exempt from the payment of the main central taxes, such as corporate and dividend tax, personal income tax and social contributions. As of January 1, 2017, the tax rate was reduced from 16% to 14%.

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Other Central Government Revenues

Customs duties are imposed on goods imported from outside the European Union in accordance with the EU customs code. The central government levies duties on the acquisition of real estate, cars and certain other products and also on certain administrative procedures.

On June 26, 2013, Parliament adopted an Act on the amendment of certain acts related to organizing “remote” gambling. The Act provides for remote gambling (including online gambling and sports bets) services within the framework of a state regulated and supervised scheme. The national gambling organizer is entitled, by virtue of law, to organize remote gambling, while other organizers are entitled upon a concession agreement concluded as a result of a concession tender, and upon paying the concession fee stipulated by the annual budget act for the relevant year, to organize remote gambling. For 2013, the concession fee is HUF100 million per each type of remote gambling. The Act went into effect on July 19, 2013.

As of November 15, 2013, rules related to the compulsory tendering of gambling concessions were modified. As a result of the modification, if there is an offer from a reliable gambling organizer, the responsible minister may execute a concession agreement without a concession tender, provided that the reliable gambling organizer undertakes to pay the double amount of the statutory concession fee.

On April 14, 2015, the Parliament approved a bill amending the act regulating food chain safety. According to the bill, the food chain inspection fee amounts to 0.1% of total net revenues from food production including animal husbandry, plant cultivation and distribution.

Simplified Business Tax

Certain SMEs are entitled to pay a tax levied on the total revenues of the enterprise instead of paying corporate income tax. Enterprises with a total revenue of up to HUF30 million are entitled to choose to pay this tax. These enterprises are not subject to VAT.

Local Taxes

Local taxes vary between municipalities. Local governments are permitted to assess local business tax and various property taxes. On November 18, 2014, the Parliament adopted an amendment to the Act on Local Taxes that entitles the municipalities from January 1, 2015 to introduce any type of community taxes beside local taxes, with the exception of tax types prohibited by law or which are already subject to an act.

Social Security and Extra-Budgetary Funds

The social security funds consist of two funds: the pension fund and the health fund. The following table sets forth the revenues and expenditures for social security and certain extra-budgetary funds:

Table 59: Social Security and Extra-Budgetary Funds, Revenues and Expenditures(1)

	For the Year ended December 31,
	2012	2013	2014	2015	2016	2017	2017	2018
	Final	Final	Final	Final	Final	Approved budget	Modified budget	Approved budget
	(HUF billions)
Social Securities Fund
Revenues	4,510.6	4,864.2	5,032.8	5,010.3	5,133.6	5,177.9	5,253.4	5,680.6
Expenditures	4,628.1	4,863.4	5,024.8	5,035.8	5,210.5	5,177.9	5,253.4	5,680.6
Surplus (deficit)	(117.6)	0.8	8.0	(25.5)	(76.9)	0.0	0.0	0.0
Extra Budgetary Funds(2)
Revenues	508.4	612.1	471.3	511.0	615.9	649.6	651.5	517.1
Expenditures	378.2	560.4	465.7	508.8	617.0	612.0	617.0	566.3
Surplus (deficit)	130.1	51.7	5.6	2.2	(1.1)	37.6	34.5	(49.3)

Source: Ministry of Finance

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Notes:—

(1)	For methodological remarks on planned, expected, preliminary, fact and final budgets, see “Public Finance—Methodology.”
(2)	Currently, these funds consist of the Fund for the Integration of Cooperative Credit Institutes, the Nuclear Fund, the National Employment Fund, the Wesselényi Miklós’ Flood and Inland Waters Compensation Fund, the Research and Development Fund, the National Cultural Fund, and the Bethlen Gábor Fund.

The contribution of the central government to the social security funds was HUF690.9 billion in 2012, HUF986.6 billion in 2013, HUF892.1 billion in 2014, HUF560.0 billion in 2015, and HUF409.7 billion in 2016. The contribution of the central government to the social security funds will be HUF623.7 billion in 2017 according to the modified budget and HUF596.8 billion in 2018 according to the approved budget.

Social Security System

Before the fall of communism in 1989, social security in Hungary was based on the principle of solidarity and risk sharing. The provision of social, health and pension benefits through collection and reallocation was carried out by the Government. Since the change of the political and economic system, self-provision (individual private savings) has been playing an increasingly important role in Hungary’s social security system. Currently, Hungarian citizens may affect the amount of the social security benefits they receive in the future by making voluntary payments into a private investment account or joining a voluntary pension fund. The Government provides social security benefits for those incapable of self-provision.

Health Care System

The Hungarian health care system is accessible to persons who have a Hungarian social security card and make mandatory contributions to the social security system. Three levels of health care are available and are expected to be utilized in the order of basic care to more extensive care. However, treatments may begin at a higher level of care if it would be more efficient. The first level of care is the basic health care provided by the family doctor, the second level consists of specialized consulting services in out-patient care and the third level consists of in-patient care at a health care facility (e.g., hospital, clinic or sanatorium). However, disabled individuals are entitled to use ambulant services, receive sickness benefits and/or qualify for disability pensions. In addition to such disability benefits, disabled persons are entitled to additional financial and in-kind benefits, including, for instance, the right to use designated parking lots and receive financial assistance for travel.

Several changes to the health insurance system were implemented in recent years. The number of days of sick payment paid by employers has generally decreased in recent years, but the contribution of the employer to the amount paid to the patient has increased. Prior to January 1, 2010, employers paid 5% of an employee’s income as a health care contribution and the employee contributed 6% of the employee’s income as a health care contribution. In addition, there was a fixed monthly health care contribution by employers of HUF1,950 per employee. On January 1, 2010, the contribution system was simplified. Until December 31, 2011, a 27% social security contribution consisted of a 24% pension insurance contribution and a 3% health insurance and employment market contribution. The requirement for contributions by employers, employees and entrepreneurs has been abolished. As of January 1, 2012, the 27% social security contribution has been abolished, and a 27% social contribution tax has been introduced, which shall be paid by the employer. As of January 1, 2012, an 8.5% health care contribution and employment market contribution is payable by the employee. Health fund contributions are similar to those for the pension fund; an employee contributes 7% of his or her income.

As of August 1, 2013, a health care contribution is levied on interest income as well. The contribution is 6% of the interest income paid on bank deposits and securities, excluding government debt securities denominated in forint and issued by a member state of the European Economic Area. Health care contribution on interest income from bank deposits and securities has been abolished as of January 1, 2017.

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Pension System

In the course of the reform of the social security system, the pension system has undergone the most fundamental transformation over the last decade. The single-tier pension system was replaced by a three-tier system in 1998, pursuant to which, in addition to the pension contribution deducted from wages on a mandatory basis, private pension funds offer the possibility of self-provision. Furthermore, an employee had the possibility of joining a voluntary pension fund as well. The three pillars of this system were: compulsory state pensions; compulsory private pension funds; and voluntary private pension funds.

In November 2010, Parliament approved pension reform legislation, with the ultimate goal of transforming the “three-pillar” system into a “two-pillar” system, which is closer to European practices. The “two-pillar” system would consist of the state-run compulsory pension and the voluntary private pension. Until January 31, 2011, individuals who were participants in the compulsory private pension system could opt to transfer their private pension to the state-run pension system or opt to remain in the private pension system, although the former option is encouraged through significant incentives. With regard to the latter option, the remaining participants will not receive further entitlement in the state-run pension system and, therefore, with the exception of employees who have already had the minimum service time of at least 20 years of employment in the state-run pension system, will receive their pensions solely from their private pension funds.

The objective of the pension reform is to address concerns with the three-pillar system. Under such system, pension liabilities have been increasingly affecting the budget and low net real returns on the compulsory private pensions pose a threat to future pension payments.

Under the “two-pillar” pension system, payments are made into the state pension fund or to a private pension fund selected by the employee. The employer’s contribution (“social contribution tax” as of January 1, 2012) is paid into the state pension fund, which was 27% between January 1, 2012 and December 31, 2016 and was reduced to 22% as of January 1, 2017. If the employee opted to remain solely in a private pension fund, as of January 1, 2012, the employee’s 10% contribution will be transferred to the private pension fund selected by the employee. For employees solely participating in the state pension system, the entire 10% contribution would be applied to the state pension fund.

The pension reform is expected to generate public revenue from two sources. First, the accumulated funds of individuals opting into the state pension system are expected to contribute to a significant decrease in the explicit public debt. Second, revenues received from future pension contributions is expected to help balance the state pension system in the long term.

Effective January 1, 2010, the retirement age for both women and men was raised to 62.5 years. Within the next six years, the retirement age was gradually increased to 65 years. See “Public Finance—Budget Trends.” However, the positive effects of the pension reform on the general budget will not be apparent for at least 30 years because of delayed effectiveness.

According to the relevant legislation effective from January 1, 2012, the participants of private pension funds and their employers shall pay the social contribution to the state pension fund, and they will be entitled to receive 75% of their pension from the state pension fund. Based on such Act, the participants of private pension funds could opt to transfer their private pension to the state-run pension system until March 31, 2012, in order to receive their pensions solely from the state pension fund.

Sustainability of the Social Security System

Health Care System

Since 2002, the in-kind benefits of the health insurance system have generally increased faster than GDP. This was the result of the rapid dissemination of innovative drugs, wage adjustments for health care employees and the rapid increase of services. Due to strict budgetary requirements in 2004, numerous short-term measures were adopted (including the freezing of pharmaceutical drug prices, digressive financing techniques and the introduction of cost-volume agreements) in order to help control the expenditures relating to the health care system.

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In order to ease the burden of the state in the long-term in the financing of the health care system, the Government has started preparations for a financing reform of the health care system. The reform efforts will be aimed at curbing the expenditure growth and introducing cost-effective services by changing the financing and incentive mechanisms. See “—2008 Financial Crisis Measures—Domestic Measures” for information regarding the Széll Kálmán Plan and Széll Kálmán Plan 2.0.

Pension System

According to demographic projections, the proportion of the population over the retirement age compared to the population of the working age will increase significantly in the next decades. The increase in the retirement age (see “Pension System”) and the increase in the employment rate may result in a temporary improvement, but will not be sufficient to overturn the long-term trend.

In response to these adverse demographic trends, the Government has taken certain steps to reform the pension system. Most importantly, these steps included (in addition to raising the retirement age) the introduction of mixed financing and the application of the so-called “Swiss indexation” (the pension will increase by the simple average of wage increases and inflation) prior to 2009. After 2009, the pensions were indexed to the inflation rate.

Local Government Finance

The following table sets forth the revenues and expenditures at the local government level for the years indicated for all the local governments:

Table 60: Local Government Revenues and Expenditures

	As of year ended December 31,
	2012	2013	2014	2015	2016	2017	2017	2018
	Final	Final	Final	Final	Final	Approved budget	Modified budget	Approved budget
	(HUF billions)
Revenues
Own revenues	1,183.0	1,015.1	1,060.6	1,149.1	1,145.8	1,160.0	1,160.0	1,231.7
Subsidies	1,035.7	711.1	792.4	665.4	671.4	641.1	654.2	705.4
Other revenues	577.70	720.50	814.80	1,032.00	648.30	943.30	943.30	1,008.80
Total revenues, GFS (excluding privatization)	2,796.4	2,446.7	2,667.8	2,846.5	2,465.5	2,744.4	2,757.5	2,945.9
Privatization revenues	1.6	1.6	17.3	1.1	1.6	1.3	1.3	1.6
Total revenues (including privatization)	2,798.0	2,448.3	2,685.1	2,847.6	2,467.1	2,745.7	2,758.8	2,947.5
Expenditures
Wages	1,025.9	638.8	767.2	797.4	837.9	897.9	897.9	870.6
Investments	525.4	641.5	763.0	966.5	355.7	798.0	805.8	793.0
Other expenditures	1,156.3	1,055.1	1,065.4	1,070.1	988.7	1,069.8	1,075.1	1,080.8

Total expenditures	2,707.6	2,335.4	2,595.6	2,834.0	2,182.3	2,765.7	2,778.8	2,744.4
Surplus (deficit), GFS (excluding privatization)	88.8	111.3	72.2	12.5	283.2	(21.3)	(21.3)	201.5
Surplus (deficit) (including privatization)	90.4	112.9	89.5	13.6	284.8	(20.0)	(20.0)	203.1

Source: Ministry for National Economy

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The municipalities are to a large extent autonomous, according to the Hungarian Constitution and the Local Government Act. However, the Government must take the local government deficit into account when preparing and implementing the central government budget and other parts of the public budget, over which the Government and Parliament have more direct control. Parliament can, nevertheless, influence the financial situation of local governments through the volume of budget grants (transfers) and the tax-sharing system. The debt management and debt financing of municipalities was restricted as of January 1, 2012. See “Political System—Local Government.” During 2016, the revenues of the local governments amounted to HUF2,465.5 billion, and the expenditures amounted to HUF2,182.3 billion, and the fiscal balance of the local governments, excluding proceeds from privatizations, amounted to a surplus of HUF283.2 billion for 2016.

EU Net Position

The following table sets forth certain information with respect to the budgetary relations between Hungary and the EU:

Table 61: Budgeted Financial Flows between Hungary and the EU Budget between 2012 and 2016

	2012	2013	2014	2015	2016
	(HUF millions, current prices)
EU resources appearing in the Hungarian budget	1,088,547.8	1,583,830.6	1,668,921.6	1,165,949.0	634,285.8
National contribution (co-financing of projects)	278,359.5	356,118.8	528,231.5	1,563,834.3	1,382,287.1
EU resources out of the Hungarian budget (mainly agricultural subsidies)	346,960.4	382,845.9	407,367.9	402,262.2	414,393.6
National contribution to the EU Budget	234,857.6	272,335.9	290,866.9	306,002.5	295,330.3

Source: Ministry for National Economy

Certain EU funds are only available for certain projects if Hungary contributes a specified percentage amount towards such project. In addition, EU funds that are not used for their designated purpose in a given year are lost and cannot be carried over to a subsequent year.

The EU Commission has criticized Hungary’s high budget deficit several times in recent years following Hungary’s failure to reach its targets for reducing its budget deficit. In December 2004, the EU Commission stated that Hungary was the only country among the 10 new member states at such time not to take effective action to curb its large budget deficit. In 2004, the EU Commission initiated a so-called “excessive deficit procedure” against Hungary for failing to achieve these targets. Since Hungary is not yet a member of the Eurozone, the last two steps of the Excessive Deficit Procedure that would impose penalty payments on Hungary do not apply. However, the non-compliance with the recommendations could result in the freezing of some EU subsidies, although there is no precedent for such penalties being levied by the EU in the past.

Medium-Term Fiscal Program and the Convergence Program

Hungary’s economic policy targets are set out in a Convergence Report submitted annually to the European Commission. The report discusses Hungary’s policy goals for achieving the criteria set by the

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European Commission to attain membership in the Eurozone. The European Commission regularly evaluates the Convergence Reports, including the economic targets and the achievement of such targets.

Under the EU legislation, prior to adopting the Euro, Hungary is required to have fulfilled the following convergence criteria (the “Maastricht Criteria”):

•	price stability – maintain a sustainable price performance and achieve an average rate of inflation (measured over a period of one year before the examination) that does not exceed by more than 1.5% the average rate of inflation of the three member states which perform the best in terms of price stability;

•	long-term interest rates – achieve an average nominal long-term interest rate (measured over a period of one year before the examination) that does not exceed by more than 2% that of the three best-performing EU Member States in terms of price stability;

•	the Government budgetary position – achieve a ratio of planned or actual government deficit to GDP that does not exceed 3%, unless either (i) the ratio has declined substantially and continuously and reached a level that comes close to the reference value or (ii) the excess of the reference value is only exceptional and temporary and the ratio remains close to the reference value;

•	government debt – achieve a ratio of government debt to GDP that does not exceed 60%, unless the ratio is sufficiently diminishing and approaching the reference value at a satisfactory pace; and

•	exchange rate – participate for at least two years in the Exchange Rate Mechanism (“ERM II”) and observe the normal fluctuation margins close to central parity provided for by the mechanism for at least two years.

The convergence required for entering the Eurozone is formally assessed annually and the final decision is subsequently made by a summit of EU Member States acting on the recommendation of the ECOFIN Council.

On May 3, 2017, the Ministry for National Economy published an updated version of Hungary’s Convergence Program. According to the Convergence Program published on May 3, 2017, the Government expected the budget deficit to GDP ratio (according to Excessive Deficit Procedure (EDP) methodology) to reach 2.4% in 2017, 2.4% in 2018, 1.8% in 2019, 1.5% in 2020 and 1.2% in 2021. The public debt to GDP ratio (according to ESA methodology) was projected to reach 72.0% in 2017, 70.5% in 2018, 67.3% in 2019, 64.0% in 2020 and 61.2% in 2021. The Government planned to reduce the total revenue-to-GDP ratio from 45.3% in 2018 to 44.3% in 2019, 41.9% in 2020 and 40.2% in 2021. The Government planned to reduce the total expenditures-to-GDP ratio from 47.7% in 2018 to 46.1% in 2019, 43.4% in 2020 and 41.3% in 2021.

Future Economic Plan

On May 3, 2017, the Government also sent the 2017 National Reform Program to the European Commission. This document outlines major Government measures that have been implemented in order to meet the growth and employment objectives of the Europe 2020 strategy and comply with the country-specific recommendations of the previous year. The National Reform Program lists six areas of importance:

Achieving the Medium-term Budgetary Objective

The Government has maintained focus on decreasing the debt rate through a disciplined fiscal policy since 2010. As a result, the budget deficit has been around the benchmark of 3% since 2012. In 2013 the nine-year long excessive deficit procedure was removed. Reflecting the commitment of the Government, the general government debt has been put on a downward path since 2011, opposing the trend typical in the EU, thus the debt rate decreased from above 80% of 2011 to 74.1% by the end of 2016. The Government expects a further decrease of the debt rate in the subsequent years, which is supported by rapid economic growth and planning significantly lower deficit targets than 3% of the GDP.

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As a result of the measure, besides decreasing the debt rate, conditions for financing the general government debt have significantly improved. The proportion of domestic actors in financing has increased, which means more stable lenders. Also, the rate of foreign currency denominated loans has decreased. These positive processes significantly contribute to reducing foreign currency exposure and external vulnerability of the country.

Tax Policy Strengthening Investments and Employment

For the first time since the change of the system, the employers, the Government and the trade unions reached a long-term wage agreement with significant changes in taxation on the Standing Consultation Forum of the Private Sector and the Government in November 2016. According to the agreement, social contribution tax has been reduced from 27% to 22%. As of 2018, it is to be further reduced by 2 percentage points, and if gross wage increases exceed 11% in the first nine months of 2017, a further 0.5 percentage point decrease will apply. In the period 2019-2022 social contribution taxes will be further decreased by 2 percentage points (3.) annually if real wage increases reach 6%. In line with the reduction of tax rates, allowances of the Job Protection Act are unified. Within the framework of the Act, in February 2017, almost 874,000 disadvantaged employees gained employment in the private sector, thereby providing about HUF 9 billion in benefits for businesses. Benefits of the social contribution tax were applied by businesses for almost 340,000 people above 55 years of age and for more than 160,000 people under 25 years of age. By decreasing the social contribution tax, the tax wedge of low-income earners is also reduced, meaning from 48.25% to 46.15% in 2017 and the target for 2020 is 41.2% (for single tax payers without children; it is more heterogeneous for taxpayers with families due to the family tax benefit of the personal income tax).

Establishing a Competitive Business Environment

Hungary set the goal of developing and transforming the business environment for 2016 and 2017 so that it may establish more beneficial conditions for operation for both Hungarian and foreign businesses. The administrative burden has been further reduced, the organizational structure of public administration rationalized and electronic public services developed to improve the quality of services provided by the state.

Increasing the Productivity of Businesses:

Several EU funded programs were launched in 2016-2017 to support productivity, modern background infrastructure and integration into international value chains. Trainings, mentor programs (for HUF 4.3 billion) and the program for developing entrepreneurial incubation services for HUF 5.4 billion contribute to the establishment of an efficient and productive SME sector. Industry 4.0 developments (HUF 7.35 billion) serve to provide sufficient competitive background infrastructure and instruments. Integrating SMEs into (international) production chains and establishing long-term cooperation is facilitated by supplier-cluster cooperations and advantages taken from them, efficient marketing activity on foreign markets, promoting attendance at exhibitions and fairs, and providing sufficient knowledge to successfully participate in market competition. The available budget is HUF 45 billion. Furthermore, the Irinyi Plan industrial strategy program, with a budget of HUF 3 billion, supports SMEs that aim to do pilot-project types of activities in the strategic sectors defined in the Irinyi Plan, or whose final aim is a quick-product launch; starting from research and development, through prototype and pilot production, and finally reaching mass production.

Electronic State Services, Simplified Regulations

Within the framework of the programs to reduce administrative bureaucracy and state overheads, the Government has implemented a comprehensive simplification of administrative procedures and reduced application fees and duties (in some procedures they have been eliminated) so that administrative procedures become faster, simpler, and more efficient. In the third phase to reduce bureaucracy, 44 acts and related decrees are amended as of January 1 and July 1, 2017. The second phase of reducing state overheads is expected to come into effect in April 2017, within the framework of which a further 20 application fees are eliminated, 5 of them decreasing the burden on businesses. The most significant proposal to reduce the burden on businesses is free of charge incorporation, while also eliminating some other related costs for single-member companies, limited partnerships, general partnerships and Ltds. Within the framework of

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rationalizing the organizational structure of public administration, part of the tasks of central offices are transferred to territorial administration closer to citizens, thus enabling faster and more efficient administration. Businesses will be closer to their administrative seats. Within the framework of the measure, central offices and background institutions of ministries were reviewed in 2016; as a result, 44 organs are and will be eliminated coming into effect in multiple phases until 30 November 2017. Related to the above-mentioned organizational and jurisdictional changes, some supplementary developments necessary for efficient organizational operation are carried out in 2017, such as necessary amendments of laws, preparation of internal regulations, execution of reform-related trainings, and the review and development of Government office laboratory activity. The Service approach development of Government office procedures and services aims to increase customer service convenience, spread the needs-based practice of service development, and provides the same high standard of administrative procedures for citizens and enterprises everywhere in the country, thereby simplifying administration for local businesses and entrepreneurs.

Decreasing Public Work, Competitive Workforce

The main challenges of employment policy currently include lack of a workforce, and imbalances between supply and demand, which are partly due to the differences between qualifications required by labor market demand and those offered by jobseekers, and partly due to territorial imbalances. The Government wishes to address these challenges by strengthening active labor market instruments promoting employment in the open labor market, promoting transition from public works to the private sector, transforming the system of public works, improving mobility of employees and increasing the job-creation ability of businesses.

Education Creating Opportunities

The strengthening and systemic prevalence of the opportunity-creating role of the public education system and of inclusive education are supported by regulatory and content developments, and by measures and programs (e.g. capacity expansion in kindergarten, measures preventing unlawful segregation, targeted pedagogical programs, networks, scholarship programs, teacher career progression system), providing the extension of accessibility to quality education.

Strengthening the Healthcare System

In Hungary, between 2005 and 2014, the number of healthy-life years increased by 6 in regards to both women and men. Life expectancy at birth is continuously increasing. According to the available data, the indicator improved by 2 years for women and 4 years for men between 2005 and 2014. The strategic priorities of the health sector have been laid down in the “Healthy Hungary 2014-2020” sectoral strategy. These priorities include the development of basic healthcare service, the strengthening of prevention activities, safer pharmaceutical supply of a higher standard provided for the public, the development of outpatient treatment, and the establishment of a sustainable, well-operating institutional system of hospitals. In Hungary, the budget for the Health Fund has been increasing year by year since 2010. Moreover, it has increased at a rate exceeding inflation since 2012.

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NATIONAL DEBT

General Information

Traditionally, the NBH was the primary entity through which Hungary borrowed money in foreign currencies. Pursuant to the 1997 amendment to the National Bank Act, the NBH may now only incur foreign currency debt for its own purposes, and all foreign currency borrowings and debt security issuances for the central budget must be made directly by Hungary. In such respect, as of May 29, 2010, the MNE acts on behalf of Hungary (prior thereto, the Ministry of Finance had such responsibility). In turn, the MNE has delegated these debt management functions to the GDMA Pte Ltd., which was part of the Treasury until 2001, but thereafter became a separate legal entity. Since January 1, 1999, foreign currency debt issuances have been arranged by the GDMA Pte Ltd. See “Public Finance—Central Government Budget—Roles of the Ministry for National Economy, the Hungarian State Treasury and the Government Debt Management Agency.”

The NBH has remained the legal or named obligor on the outstanding foreign currency debt incurred prior to January 1, 1999. The majority of the interest rate and exchange rate risks associated with these debts and any related swaps, however, have been effectively transferred to Hungary pursuant to a series of transfer agreements, whereby Hungary has essentially agreed to pay the NBH sufficient funds to cover these obligations. Following this transfer of risk, Hungary entered into a number of swap agreements to match the currency profile of this debt portfolio to that of the currency basket (100% euro since January 2000) upon which the forint was pegged. Since January 1997, the NBH has acted in an agent role on the basis of an agency agreement, which was entered into by the NBH and Hungary, as permitted by the amended National Bank Act. The NBH was an agent of Hungary for the purposes of obtaining foreign loans and issuing securities abroad until the end of 2005.

Because of this history, all references to public debt include the debt of Hungary and the NBH. Public debt also includes the debt of the social security and other extra-budgetary funds, but does not include local government debt. External public debt refers to public debt that is denominated in a foreign currency and almost always owed to a non-Hungarian party. Internal public debt refers to public debt denominated in forint and typically owed to parties within the country. Gross external debt refers to all of the foreign currency denominated debt owed by Hungarian persons and both public and private entities to non-resident creditors. Loans between the NBH and Hungary relating to external borrowings originally made by the NBH were not added for the purposes of calculating public debt figures, to avoid double counting.

Public Debt

The following table sets out certain statistics regarding Hungarian public debt for the years indicated:

Table 62: Public Debt of Hungary

	For the year ended December 31,(1)
	2012	2013	2014	2015	2016(2)
	(HUF billions, except for percentages)
Internal Public Debt	12,042.4	12,976.4	14,612.0	16,207.9	18,430.9
% of Nominal GDP	42.0%	43.1%	45.1%	47.7%	52.7%
External Public Debt	8,326.6	8,904.9	8,957.9	7,735.8	6,256.5
% of Nominal GDP	29.1%	29.6%	27.6%	22.8%	17.9%
Other Liabilities	351.1	117.3	311.2	756.0	742.7
Total Public Debt	20,720.1	21,998.6	23,881.1	24,699.7	25,430.0
% of Nominal GDP	72.3%	73.0%	73.7%	72.6%	72.6%
Nominal GDP	28,660.5	30,127.3	32,400.1	33,999.0	35,005.4

Source: GDMA Pte Ltd.

Notes:—

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(1)	This table shows the public debt of Hungary from the perspective of the economic obligations of the central government. Financial derivatives and mark-to-market deposits from 2005 are included. In this table, external debt refers to government obligations denominated in foreign currency, while internal debt refers to obligations denominated in local currency.
(2)	Preliminary data as at the end of August 2017.

The government debt to GDP ratio amounted to 72.3% in 2012. In 2013 and 2014 the ratio increased to 73.0% and 73.7%, respectively. In 2015 the ratio decreased to 72.6%. In 2016 the ratio remained at 72.6%.

The central government debt totaled HUF 25,430.0 billion at the end of December 2016, showing an increase of 3.0% in nominal terms compared to HUF 24,699.7 billion at the end of 2015. The government gross debt to GDP ratio at the end of December 2016 was 72.6%, as compared to 72.6% as at the end of 2015.

On January 1, 2012, the Act on Economic Stability of Hungary went into effect. The Act contains regulations related to government debt reduction rules and detailed regulation of central government debt limits, rules of governing the central government debt, the legal status of the Government Debt Management Agency, and the organizational and procedural order of the Budgetary Council. Moreover, on the same day, the Act on Public Finance went into effect, which divides the Hungarian public finance system into two subsystems: the subsystem of central government and the subsystem of municipalities. The social security funds and the separated state funds became part of the central government budget.

On November 7, 2014, Moody’s revised the outlook on Hungary’s ratings to “stable” from “negative.” The agency affirmed Hungary’s Ba1 government bond rating.

On November 28, 2014, Fitch affirmed Hungary’s Long-term foreign and local currency Issuer Default Ratings at “BB+” and “BBB-”, respectively. The outlook for each was “Stable.”

On March 20, 2015, Standard & Poor’s revised the rating assigned to the government debt of Hungary from “BB” to “BB+”. The outlook is “Stable”.

On May 22, 2015, Fitch revised the outlook on the “BB+” rating assigned to the government debt of Hungary from “Stable” to “Positive”. The ratings were unchanged.

On September 18, 2015, Standard & Poor’s affirmed the “BB+” rating assigned to the government debt of Hungary. The outlook is “Stable”.

On November 6, 2015, Moody’s revised the outlook on Hungary’s ratings to “positive” from “stable”. The agency affirmed Hungary’s Ba1 government bond rating.

On November 20, 2015, Fitch affirmed Hungary’s Long-term foreign and local currency Issuer Default Ratings at “BB+” and “BBB-”, respectively. The outlook for each was “positive.”

On May 20, 2016, Fitch revised the rating assigned to the government debt of Hungary from “BB+” to “BBB-”. The outlook is “Stable”.

On September 16, 2016, Standard & Poor’s revised the rating assigned to the government debt of Hungary from “BB+” to “BBB-”. The outlook is “Stable”.

On November 4, 2016, Moody’s revised the rating of Hungary to “Baa3” from “Ba1”. The outlook is “Stable”.

On February 21, 2017, Japan Credit Rating Agency revised the rating of Hungary op the long-term foreign government debt of Hungary from “BBB” to “BBB+”. The outlook is “Stable”.

On May 12, 2017, Fitch affirmed Hungary’s Long-term foreign and local currency Issuer Default Ratings at “BBB-”. The outlook for each remained “stable.”

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On August 25, 2017, Standard & Poor’s revised the outlook on Hungary’s ratings to “positive” from “stable.” The agency affirmed Hungary’s 'BBB-/A-3 long- and short-term foreign and local currency sovereign credit ratings.

External Public Debt

The following table sets forth the external public debt as of December 31, 2016 by category and by currency:

Table 63: External Public Debt by Category and Currency

%
(EUR millions)
By Category (financial derivatives are excluded):
Bank loans (including bank to bank and syndicated loans)	2,403
Bonds & FRN	19,437
Loans from multilateral financial institutions (e.g., IMF and World Bank)	3,527
Total	25,367

By Currency (financial derivatives are included):	(%)
Euro	100
Other currencies (Swiss franc)	0
Total	100

By Currency (financial derivatives are excluded):	Amount(1) before swaps (%)
Euro	45
JPY	1
U.S. dollar	51
Swiss franc	1
British pound	2
Chinese renminbi	1
Total	100

Source: GDMA Pte Ltd.

Notes:—

(1)	Debt liabilities of the government sector that are not HUF-denominated (excluding financial derivatives but including mark-to-market deposits).

External Public Debt Service and Schedule of Payments

Neither Hungary nor the NBH has ever defaulted on the payment of the principal of, or premium or interest on, any debt obligation issued by it.

The following table sets forth the schedule of payments on external public debt as of June 30, 2017:

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Table 64: Schedule of Payments on External Public Debt as of June 30, 2017(1)

Date of maturity	Total
		Central bank and General government				Other MFIs and Other sectors							Public sector: Central bank and general government and central government controlled and local government controlled public corporations included in other MFIs and other sectors	Private sector: non-public corporations included in other MFIs and other sectors
			Central bank	General government			Other MFIs			Other sectors
					of which HUF denominated bonds			Deposit taking corporations except the central bank	Money market funds		Financial corporations other than MFIs	Non-financial corporations, households, and non-profit institutions serving households
	(EUR millions)
2017. Q3	1,356	862	0	861	9	494	75	75	0	419	63	356	908	448
2017. Q4	1,397	518	0	517	106	880	348	348	0	531	110	421	596	801
2017	2,753	1,379	1	1,379	115	1,374	423	423	0	950	173	777	1,504	1,249
2018. Q1	1,798	468	0	468	9	1,330	984	984	0	346	102	244	699	1,099
2018. Q2	1,970	1,121	0	1,120	304	850	604	604	0	246	62	184	1,155	816
2018. Q3	2,073	320	0	320	44	1,753	1,407	1,407	0	346	47	299	366	1,706
2018. Q4	1,711	399	0	399	200	1,312	632	632	0	679	63	616	464	1,247
2018	7,552	2,308	1	2,307	558	5,244	3,627	3,627	0	1,616	273	1,343	2,683	4,868
2019	9,126	3,963	0	3,963	1,147	5,163	3,003	3,003	0	2,160	237	1,923	4,203	4,922
2020	8,312	5,694	0	5,694	2,792	2,618	1,432	1,432	0	1,186	283	903	5,911	2,401
2021	7,749	4,302	0	4,302	753	3,448	2,319	2,319	0	1,129	120	1,009	4,542	3,207
2022	4,703	2,061	0	2,061	1,575	2,642	2,053	2,053	0	590	46	543	2,459	2,244
2023	6,713	5,307	0	5,307	1,038	1,406	394	394	0	1,012	44	969	5,388	1,325
2024	4,598	3,535	0	3,535	1,372	1,063	289	289	0	774	23	751	3,608	990
2025	3,908	3,216	0	3,216	3,155	691	83	83	0	609	18	591	3,278	630
2026	923	305	0	305	244	618	268	268	0	349	12	337	346	577
2027	2,111	1,453	0	1,453	898	658	21	21	0	636	9	627	1,564	547
2028	680	554	0	554	216	126	14	14	0	112	7	105	572	108
After	5,803	4,778	1,209	3,569	1,407	1,025	56	56	0	969	88	881	4,836	967
Total	64,931	38,855	1,210	37,645	15,271	26,076	13,983	13,983	0	12,092	1,334	10,759	40,894	24,037

Source: NBH

Notes:—

(1)	Excluding: direct investment, other capital.

Internal Public Debt

Total internal short-term debt with an original maturity of one year or less consist of Interest-bearing T-bills, Treasury Savings Bills with one year maturity and Discount T-bills. The outstanding amount of Interest-bearing T-bills, Treasury Savings Bills with one year maturity and Discount T-bills was HUF 2,636.6 billion, HUF 453.7 billion and HUF 896.4 billion, respectively as of December 31, 2016.

As of December 31, 2016, Hungary’s total internal public debt, including the social security and extra-budgetary funds, was HUF 18,430.9 billion. As of December 31, 2016, almost all of the Government’s internal debt represented either treasury bills or bonds (with 4.7% of the Government’s internal debt consisting of loans from EIB and CEB).

Within the total HUF-denominated government debt, publicly issued government securities have been playing a predominant role. Raising public funds on the domestic market depends to a large degree upon the issuance of government bonds. Of the total amount of outstanding publicly issued HUF-denominated government securities, government bonds accounted for 65.8% as of the end of December 2016.

Hungary’s policy is to finance budget deficits partly with internal debt and partly by accessing the international markets. The type of financing is determined based on a benchmark for the debt portfolio composition. The weight of external debt (foreign currency) should decrease below 25% and remain within 15%-25%. The average maturity of internal debt was 3.32 years by the end of 2012, 3.17 years by the end of 2013, 3.79 years by the end of 2014, 4.01 years by the end of 2015, and 3.75 years by the end of 2016.

The Government has also guaranteed certain Hungarian indebtedness. As of December 31, 2016, these guarantees totaled HUF 3,389.7 billion. According to GFS methodology, guarantees are not included in the

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governmental debt and only affect the central governmental deficit if and when the Government is obligated to make a payment under the guarantee.

Government Obligations to the NBH

The following table shows the Government’s obligations to the NBH, including those due to net foreign currency losses, as of December 31 for the years indicated and as of June 30, 2017:

Table 65: Government Obligations to the NBH

	For the year ended December 31,					As of
	2012	2013	2014	2015	2016	June 30, 2017
	(HUF billions)
Short-term	142.2	138.4	139.5	39.2	39.2	39.2
Long-term	0.0	0.0	0.0	0.0	0.0	0.0
Total	142.2	138.4	139.5	39.2	39.2	39.2

Source: NBH

Gross External Debt

The following table sets forth the distribution and maturity of gross external debt of Hungary as of June 30, 2017:

Table 66: Gross External Debt(1)

	June 30, 2017
	Amount of Debt	% Medium and Long
	(EUR millions)	(%)
Obligor
NBH(2)	1,709.5	70.8
Hungary(2)	39,797.8	94.6
Private sector(2)(3)	67,928.0	84.4
Total(2)(3)	109,425.3	87.9
Financial derivative liabilities	1,549.7	—
Entire economy (including financial derivative liabilities)	110,985.1	—

Source: NBH

Notes:—

(1)	In this table, external debt refers to obligations owed to non-resident entities.
(2)	External debt as defined in External Debt Statistics: Guide for Compilers and Users (IMF 2003). Financial derivatives are not included.
(3)	Direct investment debt liabilities included.

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Table 67: Selected Annual BOP and International Investment Position Figures and Debt Service Indicators of Hungary (BOP Basis)(1)

	2012	2013	2014	2015	2016
1. Debt indicators (1)
Gross debt indicators
Gross external debt (excl. direct investment debt instruments)/GDP	98.6	88.2	83.6	74.9	69.6
-o/w: General government and Central bank (S.13+S.121)	55.7	50.5	48.8	43.5	39.1
Gross external debt denominated in foreign currencies (excl. direct investment debt instruments)/GDP	73.8	63.7	60.3	55.3	51.3
-o/w: General government and Central bank (S.13+S.121)	35.1	30.8	30.5	28.4	24.7
Gross external debt (incl. direct investment debt instruments)/GDP	128.9	118.2	115.4	108.1	97.3

Net debt indicators
Net external debt (excl. direct investment debt instruments)/GDP	45.8	37.0	33.2	25.2	19.4
-o/w: General government and Central bank (S.13+S.121)	20.6	15.8	15.0	13.2	16.4
Net external debt denominated in foreign currencies (excl. direct investment debt instruments)/GDP	24.1	15.6	12.4	10.1	4.2
-o/w: General government and Central bank (S.13+S.121)	0.7	(3.1)	(2.6)	0.6	2.9
Net external debt (incl. direct investment debt instruments)/GDP	58.8	47.7	45.1	19.9	23.1

2. Debt service indicators
Total Debt Service denominated in foreign currencies (TDS) (excl. direct investment debt instruments2)/GDP	19.4	20.7	17.3	14.4	11.6
Total Debt Service denominated in foreign currencies (TDS) (excl. direct investment debt instruments2)/XGS	22.3	24.1	19.6	15.9	12.8
Gross interest expenditures (excl. direct investment debt instruments)3)/GDP	2.3	2.0	1.8	1.6	1.3
Net interest expenditures (excl. direct investment debt instruments)3)/GDP	1.2	1.1	1.1	1.0	0.9

Memorandum:
GDP4) (Euro millions)	99,029	101,467	104,970	109,710	112,391
Exports of goods and services (XGS) (Euro millions)	86,021	87,235	92,554	99,927	101,847
Net external financing capacity (CA and Capital account)/GDP	4.3	7.4	5.3	8.2	6.3
International reserves (RES) (Euro millions)	33,881	33,782	34,578	30,322	24,384

Source: NBH

Notes:—

(1)	External debt as defined in External Debt Statistics: Guide for Compilers and Users; equity and financial derivative instruments are excluded.
(2)	(TDS) Medium-term credit amortization and gross interest expenditures.

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(3)	Forint denominated debt interests are excluded from 2008.
(4)	Data of CSO.

Relations with Multilateral Financial Institutions

European Bank for Reconstruction and Development (“EBRD”)

Since 1991, the EBRD has been involved in a number of state and non-state projects, both in the form of equity participation and loans. The total participation (net business volume) of the EBRD between 1991 and the end of 2016 was close to EUR2.9 billion in 173 projects, 90% of which was in the private sector. According to the latest country strategy for Hungary adopted in March 2016, the EBRD focuses on strengthening banking sector resilience and its capacity to lend, further improving Hungary’s energy security, enhancing competitiveness and addressing innovation gap. Due to the effects of the financial crisis, the EBRD confirmed its commitment to continue to support Hungary’s financial sector. The EBRD’s engagement and activities in Hungary must also be seen in light of the Memorandum of Understanding (‘MoU’) concluded between the Government of Hungary and the EBRD in February 2015. The MoU also confirms the Government’s intention to strengthen its relationship with the banking sector in order to promote a stable and predictable framework to support macroeconomic stability.

Council of Europe Development Bank (“CEB”)

Hungary joined the CEB in 1998. According to the CEB’s social mandate, the focus of the CEB’s projected activity in Hungary is mainly the co-financing of EU-supported investments in 2007 to 2013 and projects in the field of environmental protection, strengthening social integration and developing human capital. In the past five years (2012-2016), the CEB financed projects by granting loans totaling approximately EUR174 million. In 2016 the Hungarian State and the CEB signed a loan facility in an amount of EUR49.1 million.

European Investment Bank (“EIB”)

Since 1990, the EIB has been financing different government and non-government projects in Hungary. In the five-year period between 2012 and 2016) the EIB financed projects by granting loans approximately totaling EUR5.2 billion.

The EIB finances primarily infrastructure, environmental protection, health care and education projects. In 2014, two new loan facility agreements were signed for an aggregate principal amount of up to HUF67 billion. The Hungarian State has drawn an amount of EUR147.3 million and HUF122.6 billion in 2014. In February 2014, Hungary assumed from municipalities certain loans lent by the EIB in the amount of EUR339.8 million.

In 2015, three new loan facility agreements were signed with the Hungarian State in an amount of up to HUF36 billion and EUR1 billion, while HUF230.6 billion was drawn.

In 2016, three new loan facility agreements were signed between the Hungarian State and EIB for an aggregate principal amount of EUR 540 million and HUF 15 billion.

International Finance Corporation (“IFC”)

In 2001, the IFC established the Hungary Energy Efficiency Co-financing Program (“HEECP”), whereby the IFC grants guarantees and provides technical assistance to projects aimed at increasing the efficiency of energy consumption in Hungary.

The IMF, the EU and the World Bank

In 2008, Hungary received a financial assistance package of up to USD25.1 billion in the aggregate from the IMF, the EU and the World Bank. The IMF agreed to provide a 17-month standby facility of USD15.7 billion (EUR12.5 billion), while the EU agreed to lend USD8.1 billion (EUR6.5 billion), and there

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was a possibility to draw down USD1.3 billion (EUR1 billion) from the World Bank to assist Hungary in addressing the consequences of the global financial crisis.

In July 2010, the Government suspended the negotiations with the IMF concerning the possible extension of the standby facility. The IMF continues to engage in regular consultations with Hungary to monitor and review economic developments. The last consultation was held in October 2010, with the IMF mission concluding that Hungary’s determination to adhere to fiscal targets is encouraging, but expressing some concern regarding temporary measures introduced and implemented by Hungary to reach its fiscal targets.

Finally, the following amounts have been drawn down under the facilities:

•	IMF: SDR6.373 billion by Hungary and SDR 1.265 billion by the NBH; and

•	EU: EUR5.5 billion by Hungary.

On July 25, 2013, the Government requested to prepay all outstanding debt borrowed from the IMF by August 2013. As of August 3, 2013, the NBH has repaid all its outstanding debt borrowed from the IMF and as of August 12, 2013, Hungary has repaid all outstanding debt borrowed from the IMF. As of April 6, 2016, Hungary has reimbursed all outstanding debt borrowed from the European Commission.

On May 12, 2017, the IMF Executive Board concluded its Article IV Consultation with Hungary, commenting that Hungary has succeeded in achieving several years of high economic growth as well as reduction of debt and other vulnerabilities. However, external and public debt remain high.

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TABLES AND SUPPLEMENTARY INFORMATION

Table 68: NBH External Funded Convertible Currency Debt: USD Debt (as of December 31, 2016)

	Interest rate	Year			Principal amount outstanding
	(%)	Issue	Maturity(1)	Original amount contracted	(credit)/debit
USD
A. NATIONAL BANK OF HUNGARY
1. U.S. Dollar Debt

	Interest rate	Year			Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted	(credit)/debit
					USD
a. Swap Arrangements
USD/USD	5,375	2013	2023	—	(625,000,000)
USD/USD	Floating	2013	2023	—	625,000,000
USD/USD	5,375	2013	2023	—	(625,000,000)
USD/USD	Floating	2013	2023	—	625,000,000
USD/USD	4.125	2013	2018	—	(500,000,000)
USD/USD	Floating	2013	2018	—	500,000,000
USD/USD	4.125	2013	2018	—	(250,000,000)
USD/USD	Floating	2013	2018	—	250,000,000
USD/USD	5.75	2013	2023	—	(300,000,000)
USD/USD	Floating	2013	2023	—	300,000,000
USD/USD	5.750	2013	2023	—	(200,000,000)
USD/USD	Floating	2013	2023	—	200,000,000
USD/USD	5.75	2013	2023	—	(500,000,000)
USD/USD	Floating	2013	2023	—	500,000,000
USD/USD	5.75	2015	2023	—	(500,000,000)
USD/USD	Floating	2015	2023	—	500,000,000
USD/USD	4.125	2015	2018	—	(465,630,000)
USD/USD	Floating	2015	2018	—	465,630,000
USD/USD	1.689075	2016	2026		50,000,000.00
USD/USD	Floating	2016	2026		(50,000,000.00)
EUR /USD	3.2435	2013	2023	—	(1,250,000,000)
EUR /USD	2.974659	2013	2023	—	(500,000,000)
EUR /USD	2.97465	2013	2023	—	(200,000,000)
EUR /USD	2.97465	2013	2023	—	(300,000,000)
EUR/USD	3.72325	2015	2023	—	(500,000,000)
Total					(2,750,000,000.00)
Total U.S. Dollar Debt					(2,750,000,000.00)

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Table 69: NBH External Funded Convertible Currency Debt: EUR Debt (as of December 31, 2016)

	Interest rate	Year			Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted	(credit)/debit
					EUR
2. Euro Debt
a. Swap Arrangements

EUR/EUR	Floating	2013	2018	—		(241,415,810.88)
EUR/EUR	3,815472	2013	2018	—		241,415,810.88
EUR/EUR	Floating	2013	2023	—		(423,406,191.39)
EUR/EUR	4,804768	2013	2023	—		423,406,191.39
EUR/EUR	Floating	2015	2023			(460,536,617.27)
EUR/EUR	3,73	2015	2023			460,536,617.27
EUR/EUR	Floating	2015	2023			(215,885,160.88)
EUR/EUR	3,815472	2015	2023			215,885,160.88
EUR/USD	3,194	2013	2023	—		942,187,382.00
EUR/USD	2,8825	2013	2023	—		221,844,265.20
EUR/USD	2,8925	2013	2023	—		147,896,176.80
EUR/USD	2,8785	2013	2023	—		369,740,442.10
EUR/USD	3,472	2015	2023			460,536,617.27
Total				—		2,142,204,883.37
Total Euro Debt					EUR	2,142,204,883.37
U.S. dollar equivalent					USD	2,268,611,674.98

Table 70: NBH Total External Funded Convertible Currency Debt (as of December 31, 2016)

	Interest rate	Year			Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted	(credit)/debit
NATIONAL BANK OF HUNGARY
Total External Funded Convertible Currency Debt					USD	(481,388,325.02)

Table 71: Hungary External Funded Convertible Currency Debt: USD Debt (as of December 31, 2016)

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
B. HUNGARY
1. U.S. dollar Debt
a. Bonds
USD Bond	6.250	2010	2020	USD	2,000,000,000	USD	1,975,000,000
USD Bond	6.375	2011	2021	USD	3,000,000,000	USD	3,000,000,000
USD Bond	7.625	2011	2041	USD	1,250,000,000	USD	1,250,000,000
USD Bond	4.125	2013	2018	USD	1,250,000,000	USD	713,130,000

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	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit

USD Bond	5.375	2013	2023	USD	2,000,000,000	USD	2,000,000,000
USD Bond	5.75	2013	2023	USD	2,000,000,000	USD	2,000,000,000
USD Bond	4	2014	2019	USD	1,000,000,000	USD	773,030,000
USD Bond	5.375	2014	2024	USD	2,000,000,000	USD	2,000,000,000
Total						USD	13,711,160,000.00
b. Swap Arrangements
USD/EUR	6.25	2010	2020	USD	(340,000,000)	USD	(340,000,000)
USD/EUR	6.25	2010	2020	USD	(340,000,000)	USD	(340,000,000)
USD/EUR	6.25	2010	2020	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	6.25	2010	2020	USD	(660,000,000)	USD	(635,000,000)
USD/EUR	6.375	2011	2021	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	6.375	2011	2021	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	6.375	2011	2021	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	6.375	2011	2021	USD	(340,000,000)	USD	(340,000,000)
USD/EUR	7.625	2011	2041	USD	(247,500,000)	USD	(247,500,000)
USD/EUR	7.625	2011	2041	USD	(127,500,000)	USD	(127,500,000)
USD/EUR	7.625	2011	2041	USD	(247,500,000)	USD	(247,500,000)
USD/EUR	7.625	2011	2041	USD	(127,500,000)	USD	(127,500,000)
USD/EUR	7.625	2011	2041	USD	(165,000,000)	USD	(165,000,000)
USD/EUR	7.625	2011	2041	USD	(165,000,000)	USD	(165,000,000)
USD/EUR	7.625	2011	2041	USD	(85,000,000)	USD	(85,000,000)
USD/EUR	7.625	2011	2041	USD	(85,000,000)	USD	(85,000,000)
USD/EUR	4.125	2013	2018	USD	(425,000,000)	USD	(425,000,000)
USD/EUR	4.125	2013	2018	USD	(325,000,000)	USD	(290,630,000)
USD/EUR	5.375	2013	2023	USD	(570,000,000)	USD	(570,000,000)
USD/EUR	5.375	2013	2023	USD	(680,000,000)	USD	(680,000,000)
USD/EUR	5.375	2013	2023	USD	(750,000,000)	USD	(750,000,000)
USD/EUR	5.75	2013	2023	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	5.75	2013	2023	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	5.75	2013	2023	USD	(1,000,000,000)	USD	(1,000,000,000)
USD/EUR	4	2014	2019	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	4	2014	2019	USD	(500,000,000)	USD	(273,030,000)
USD/EUR	6.375	2014	2021	USD	(340,000,000)	USD	(340,000,000)
USD/EUR	6.375	2014	2021	USD	(340,000,000)	USD	(340,000,000)
USD/EUR	5.375	2014	2024	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	5.375	2014	2024	USD	(660,000,000)	USD	(660,000,000)
USD/EUR	5.375	2014	2024	USD	(680,000,000)	USD	(680,000,000)
Total						USD	(13,713,660,000)
Total U.S. Dollar Debt						USD	(2,500,000.00)

124

Table 72: Hungary External Funded Convertible Currency Debt: EUR Debt (EIB & Bonds) (as of December 31, 2016)

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
2. Euro Debt
a. EIB
Bp Wastewater	Floating	2006	2017	EUR	94,000,000	EUR	94,000,000
Environment II	Floating	2007	2017	EUR	80,000,000	EUR	15,648,000
Environment IV	Floating	2008	2018	EUR	11,500,000	EUR	11,500,000
Railways I-A	MT	1999	2017	EUR	60,000,000	EUR	2,068,965.72
M3 Motorway	Floating	2007	2017	EUR	320,000,000	EUR	1,966,523.26
Structural funds	Floating	2006-8	2017-18	EUR	445,000,000	EUR	335,000,000
Education A	Floating	2008	2018	EUR	150,000,000	EUR	100,000,000
Health Sector Development	Floating	2008-11	2019-27	EUR	45,000,000	EUR	45,000,000
Health Sector Development B	3.426	2012	2028	EUR	55,000,000	EUR	55,000,000

Debrecen University	Floating	2008	2017	EUR	50,000,000	EUR	50,000,000
Pecs - 2010	Floating	2008	2019	EUR	11,000,000	EUR	11,000,000
Bp Universities	Floating	2011	2021	EUR	85,000,000	EUR	85,000,000
Forests	3.804	2011	2027	EUR	200,000,000	EUR	70,000,000
Economic Competitiveness	MT	2011-2012	2027-2028	EUR	440,000,000	EUR	245,297,228.79
Cohesion Fund - II	MT	2011-2012	2027-2028	EUR	300,000,000	EUR	300,000,000
Education B	3.924	2011	2027	EUR	150,000,000	EUR	50,000,000
Rural Development	MT	2011-2012	2021-2022	EUR	300,000,000	EUR	300,000,000
Red Sludge	3.562	2012	2027	EUR	63,000,000	EUR	30,000,000
Regional Operation Program	3.451	2012	2028	EUR	300,000,000	EUR	286,429,706.31
Human Capital	3.302	2013	2029	EUR	400,000,000	EUR	120,000,000
Cohesion Fund – IIB	MT	2013	2029	EUR	470,000,000	EUR	140,000,000
M3 North-East	3.354	2013	2030	EUR	72,000,000	EUR	72,000,000
State Reform E-Admin.	2.207	2014	2022	EUR	50,000,000	EUR	15,000,000
Regional Accessibility	2.028	2013	2019	EUR	120,000,000	EUR	46,623,151.73
Total						EUR	2, 481,533.81
b. Bonds
EUR Bond	3.875	2005	2020	EUR	1,000,000,000	EUR	860,300,000

EUR Bond	4.375	2007	2017	EUR	1,000,000,000	EUR	759,790,000
EUR Bond	5.75	2008	2018	EUR	1,500,000,000	EUR	1, 288,018,000
EUR Bond	6	2011	2019	EUR	1,000,000,000	EUR	940,000,000
Total						EUR	3,848,108,000

Table 73: Hungary External Funded Convertible Currency Debt: EUR Debt (Other Loans & Swap Agreements) (as of December 31, 2016)

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
c. Other loans raised
Council of Europe Development	Various	2002-12	2012-21	EUR	1,074,412,698	EUR	470,017,975

Total						EUR	470,017,975
d. Other loans assumed
EIB	Various	2002-2014	2019-2034	EUR	642,825,457.54	EUR	570 153 788,63
Bank loans	Floating	2002-14	2018-25	EUR	45,678,717.54	EUR	7,294,280.22
Total						EUR	577,448,068.85

125

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
e. Swap Arrangements
EUR/USD	5.6575	2010	2020	EUR	469,317,000	EUR	469,317,000
EUR/USD	5.695	2010	2020	EUR	469,317,000	EUR	451,539,840.91
EUR/USD	Floating	2010	2020	EUR	241,460,000	EUR	241,460,000
EUR/USD	Floating	2010	2020	EUR	241,460,000	EUR	241,460,000
EUR/USD	6.2275	2011	2021	EUR	466,400,000	EUR	466,400,000
EUR/USD	6.2865	2011	2021	EUR	465,310,000	EUR	465,310,000
EUR/USD	6.2825	2011	2021	EUR	465,310,000	EUR	465,310,000
EUR/USD	Floating	2011	2021	EUR	240,200,000	EUR	240,200,000
EUR/USD	7.158	2011	2041	EUR	174,480,000	EUR	174,480,000
EUR/USD	7.158	2011	2041	EUR	174,480,000	EUR	174,480,000
EUR/USD	Floating	2011	2041	EUR	89,910,000	EUR	89,910,000
EUR/USD	Floating	2011	2041	EUR	89,910,000	EUR	89,910,000
EUR/USD	7.2575	2011	2041	EUR	115,460,000	EUR	115,460,000
EUR/USD	7.2575	2011	2041	EUR	115,460,000	EUR	115,460,000
EUR/USD	Floating	2011	2041	EUR	59,480,000	EUR	59,480,000
EUR/USD	Floating	2011	2041	EUR	59,480,000	EUR	59,480,000
EUR/USD	Floating	2013	2018	EUR	315,697,598.84	EUR	315,697,598.84
EUR/USD	3.818602	2013	2018	EUR	241,415,810.88	EUR	215,885,160.36
EUR/USD	4.804815	2013	2023	EUR	423,406,191.39	EUR	423,406,191.39
EUR/USD	Floating	2013	2023	EUR	505,116,158.15	EUR	505,116,158.15
EUR/USD	Floating	2013	2023	EUR	740,247,000	EUR	740,247,000
EUR/USD	4.8575	2013	2023	EUR	556,256,000	EUR	556,256,000
EUR/USD	4.675	2013	2023	EUR	369,877,000	EUR	369,877,000
EUR/USD	3.136	2014	2019	EUR	359,221,000	EUR	359,221,000
EUR/USD	3.136	2014	2019	EUR	359,221,000	EUR	196,156,219.26
EUR/USD	Floating	2014	2021	EUR	239,930,000	EUR	239,930,000
EUR/USD	Floating	2014	2021	EUR	240,200,000	EUR	240,200,000
EUR/USD	4.13375	2014	2024	EUR	474,240,000	EUR	474,240,000
EUR/USD	4.1325	2014	2024	EUR	474,240,000	EUR	474,240,000
EUR/USD	4.156	2014	2024	EUR	488,822,000	EUR	488,822,000
EUR/USD	3.73	2013	2023	EUR	488,822,000	EUR	460,536,617.27
EUR/GBP	Floating	2005	2017	EUR	250,852,000	EUR	250,852,000
EUR/GBP	3.82	2005	2017	EUR	486,948,000	EUR	486,948,000
EUR/JPY	4.9855	2007	2017	EUR	151,112,000	EUR	151,112,000
EUR/CNH	2.1363	2016	2019	EUR	136,814,000	EUR	136,814,000
EUR/EUR	3.875	2005	2020	EUR	(200,000,000)	EUR	(200,000,000)
EUR/EUR	Floating	2005	2020	EUR	200,000,000	EUR	200,000,000
EUR/EUR	4.375	2007	2017	EUR	340,000,000	EUR	340,000,000
EUR/EUR	Floating	2007	2017	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	5.75	2008	2018	EUR	500,000,000	EUR	500,000,000
EUR/EUR	Floating	2008	2018	EUR	(500,000,000)	EUR	(500,000,000)

126

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
EUR/EUR	6.00	2011	2019	EUR	340,000,000	EUR	340,000,000
EUR/EUR	Floating	2011	2019	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	4.691	2013	2023	EUR	236,879,040	EUR	236,879,040
EUR/EUR	Floating	2013	2023	EUR	(236,879,040)	EUR	(236,879,040)
EUR/EUR	5.75	2016	2018	EUR	500,000,000	EUR	500,000,000
EUR/EUR	Floating	2016	2018	EUR	(500,000,000)	EUR	(500,000,000)
Total						EUR	11,005,213,786.18
Total Euro Debt						EUR	18,382,321,405.84
U.S. dollar equivalent						USD	19,467,021,701.95

Table 74: Hungary External Funded Convertible Currency Debt: GBP Debt & Swap Arrangements (as of December 31, 2016)

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
3. Pound Sterling Debt
a. Bonds
GBP Bond	5.000	2005	2017	GBP	500,000,000	GBP	500,000,000

Total						GBP	500,000,000
b. Swap Arrangements
GBP/EUR	5.00	2005	2017	GBP	(170,000,000)	GBP	(170,000,000)
GBP/EUR	5.00	2005	2017	GBP	(330,000,000)	GBP	(330,000,000)
Total						GBP	(500,000,000)
Total Pound Sterling Debt						GBP	(0.00)
U.S. dollar equivalent						USD	(0.00)

127

Table 75: Hungary External Funded Convertible Currency Debt: JPY Debt & Swap Arrangements (as of December 31, 2016)

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
4. Japanese Yen Debt
a. Bonds
JPY Bond	2.11	2007	2017	JPY	25,000,000,000	JPY	25,000,000,000
Total						JPY	25,000,000,000
b. Swap Arrangements
JPY/EUR	2.11	2007	2017	JPY	(25,000,000,000)	JPY	(25,000,000,000)
Total						JPY	(25,000,000,000)
Total Japanese Yen Debt						JPY	0.00
U.S. dollar equivalent						USD	0.00

Table 76: Hungary External Funded Convertible Currency Debt: CNY Debt & Swap Arrangements (as of December 31, 2016)

	Interest rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
5. Chinese Renminbi Debt
a. Bonds
CNY/EUR	6.25	2016	2019	CNY	1,000,000,000	CNY	1,000,000,000
Total						CNY	1,000,000,000
b. Swap Arrangements
CNY/EUR	4	2016	2019	CNY	(1,000,000,000)	CNY	(1,000,000,000)

Total						CNY	0.00
Total Chinese Renminbi Debt						CNY	(0.00
U.S. dollar equivalent						USD	0.00
HUNGARY							19,464,521,701.95
TOTAL EXTERNAL CONVERTIBLE CURRENCY FUNDED DEBT OF THE BANK AND OF HUNGARY						USD	18,983,133,376.93

Internally Raised Debt of Hungary

Table 77: Hungary Internal Debt (as of December 31, 2016)

	Interest Rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
				(millions)		(millions)
1. HUF Debt
a. Loans
(i) from EIB	Fixed, Floating	2009-2016	2017-2031	EUR	4,658.0	HUF	850.745.37
(ii) from CEB	Fixed, Floating	2009-2014	2019	EUR	150	HUF	14,279.23

128

	Interest Rate	Year				Principal amount outstanding
	(%)	Issue	Maturity	Original amount contracted		(credit)/debit
				(millions)		(millions)
Total Loans						HUF	8,65,024.61
						USD	2,945.37

b. Hungarian Treasury Bonds for the purpose of:
(i) 1998-16 Central Budget	Fixed, Floating	1998-16	2017-35			HUF	13,110,979.44
(ii) Housing Loans	Floating	1992	2016	HUF	83,200.0	HUF	0.00
(iii) Securitization of non-interest bearing debt outstanding to the Bank	Floating	1994-96	2026	HUF	417,110.0	HUF	39,177.72
Total Hungarian Treasury Bonds						HUF	13,150,157.16
						USD	44,775.64

c. Hungarian Treasury Bills:
(i) Fixed interest rate	2.5-3.25	2015-16	2017-18			HUF	3,519,311.00
(ii) Discount	—	2016	2017			HUF	896,376.19
Total Hungarian Treasury Bills						HUF	4,415,687.19
						USD	15,035.20

2. EUR Debt
a. Hungarian Treasury Bonds for the purpose of:
(i) 2013-16 Central Budget (P€MAK)	Floating	2013-16	2017-19			EUR	430.45
(ii) Residence Program in Hungary	—	2013-16	2018-21			EUR	1,292.80
Total Bonds						EUR	1,723.25
Total EUR Debt						EUR	1,723.25
						USD	1,824.93

3. CHF Debt
a. Assumed Loans	Various	2013-2014	2027	CHF	18.10	CHF	13.85
Total CHF Debt						CHF	13.85
U.S. dollar equivalent(1)						USD	14.66

HUNGARY’S TOTAL INTERNAL DEBT						USD	64,595.80

Source: GDMA Pte Ltd.

Note:—

129

(1)	All totals calculated on the basis of exchange rates as on December 30, 2016. The HUF/USD, the HUF/CHF and the HUF/EUR exchange rates were 293.69, 289.41 and 311.02 respectively on December 30, 2016.

Guarantees Provided by Hungary

Table 78: Guarantees Provided by Hungary (as of December 31, 2016)

Title	Principal Amount Outstanding
	(millions)
Hungary Guaranteed Debt in Foreign Currency
(expressed in USD equivalents)(1)
Loans raised from international financial institutions	USD	0,00
Guarantees for various purposes	USD	37.07
Guarantees based on law	USD	4,956.60
Total Guarantees in Foreign Currency	USD	4,993.66
Hungary Guaranteed Debt in HUF
Guarantees for various purposes	HUF	3,458.06
Guarantees based on law	HUF	1,919,649.34
Total Guarantees in HUF	HUF	1,923,107.40
USD Equivalent(1)	USD	6,548.09
TOTAL HUNGARY FOREIGN CURRENCY AND HUF GUARANTEES	USD	11,541.75

Source: Hungarian State Treasury

Note: The data are audited.

(1)	Calculated on the basis of exchange rates of the Hungarian National Bank as of December 30, 2016. The exchange rate was 293.69HUF/USD on December 30, 2016.

130